   As filed with the Securities and Exchange Commission on June 6, 2000
                                                    Registration No. 333-33668
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                              AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                --------------

                                 ENTEGRIS, INC.
             (Exact name of registrant as specified in its charter)

                                --------------

        Minnesota                  3089                   41-1941551
     (State or other         (Primary Standard         (I.R.S. Employer
     jurisdiction of            Industrial            Identification No.)
    incorporation or        Classification Code
      organization)               Number)

                                --------------

         3500 Lyman Boulevard                  Stan Geyer
        Chaska, Minnesota 55318         Chief Executive Officer
            (952) 556-3131                   Entegris, Inc.
        (Address, including zip           3500 Lyman Boulevard
          code, and telephone           Chaska, Minnesota 55318
     number, including area code,            (952) 556-3131
            of registrant's          (Name, address, including zip
     principal executive offices)         code, and telephone
                                    number, including area code, of
                                           agent for service)

                                --------------

                                   Copies to:
            John T. Kramer, Esq.                Christopher D. Lueking, Esq.
            Dorsey & Whitney LLP                Latham & Watkins
            Pillsbury Center South              233 South Wacker Drive
            220 South Sixth Street              Suite 5800
            Minneapolis, Minnesota 55402-1498   Chicago, Illinois 60606

                                --------------
                Approximate date of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

                                --------------

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

             Title of Each Class of             Proposed Maximum        Amount of
          Securities to be Registered       Aggregate Offering Price Registration Fee
-------------------------------------------------------------------------------------
Common Stock, $.01 par value..............        $239,200,000             (1)
-------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The registration fee, calculated in accordance with Rule 457(o) under the Securities Act of 1933 based on the proposed maximum aggregate offering price of $239,200,000, has been previously paid.

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JUNE 6, 2000

                               13,000,000 Shares
[Entegris Logo]
                                 Common Shares

                                --------------

  Entegris, Inc. is offering 8,600,000 common shares, and the selling shareholders are offering 4,400,000 common shares in a firmly underwritten offering. Entegris will not receive any of the proceeds from the sale of shares by the selling shareholders. This is Entegris' initial public offering, and no public market currently exists for Entegris' common shares. Entegris anticipates that the initial public offering price for its shares will be between $15.00 and $17.00 per share. After the offering, the market price for Entegris' shares may be outside of this range.

                                --------------

  Our common shares have been approved for listing on the Nasdaq National Market under the symbol "ENTG."

                                --------------
  Investing in the common shares involves a high degree of risk. See "Risk Factors" beginning on page 7.

                                --------------

                                               Per Share Total
                                               --------- -----
Offering Price                                   $       $
Discounts and Commissions to Underwriters        $       $
Offering Proceeds to Entegris                    $       $
Offering Proceeds to the Selling Shareholders    $       $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Entegris, Inc. has granted the underwriters the right to purchase up to an additional 1,290,000 common shares from Entegris and a selling shareholder has granted the underwriters the right to purchase up to 660,000 shares from that selling shareholder to cover over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America
Securities LLC expects to deliver the common shares to investors on       ,
2000.

Banc of America Securities LLC

          Donaldson, Lufkin & Jenrette

                      Salomon Smith Barney

                                                      U.S. Bancorp Piper Jaffray

                                --------------

                The date of this Prospectus is          , 2000.

Photo of silicon wafer

Safely storing, handling, processing and transporting critical materials throughout the microelectronics industry

Enabling THE WORLD'S TECHNOLOGIES THROUGH Materials Integrity

Graphic depicts a typical silicon wafer manufactured and handled by customers using our products.

[Logo]

   Our products enable the microelectronics industry by assuring the integrity of our customers' materials from production to consumption.

MICROELECTRONICS                                                   OTHER MARKETS

                                                            Bio-pharmaceutical
                                                              Custom Medical
                                                             Telecommunications
                                                           Industrial and Other

Our custom products enable new technologies and applications such as live bacteria manufacturing techniques and miniaturization for telecommunications

SEMICONDUCTOR MANUFACTURING PROCESS      DISK MANUFACTURING
                         FRONT END    BACK END

Wafer Manufacturing    Wafer Handling    Chemical Delivery    Test, Assembly
and Packaging

[Photo of 300mm Shipper] [Photo of 100 to 200mm Shippers]

[Photo of 100 to 200mm Carriers] [Photo of 300mm Carriers]

[Photo of Containers] [Photo of Valve, Tubing, Fitting, Pipe]

[Photo of Transducers] [Photo of Fluid Handling Systems]

[Photo of JEDEC/Matrix Trays] [Photo of Bare Die Trays]

[Photo of Disk Shipper]

[Logo]

[Photos of various products that utilize integrated circuits and of microelectronics manufacturing processes]

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. This prospectus may only be used where it is legal to sell these securities. In this prospectus, references to "Entegris," "we," "us" and "our" refer to Entegris, Inc., together with our consolidated subsidiaries.

   Our fiscal year is a 52 or 53 week period ending on the last Saturday of each August. Our last five fiscal years ended on the following dates: August 26, 1995; August 31, 1996; August 30, 1997; August 29, 1998; and August 28,
1999. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended August 28, 1999 is referred to as "fiscal 1999." For convenience, the financial information included in this prospectus has been presented as ending on the last day of the month.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Special Note Regarding Forward-Looking Statements........................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  28
Management...............................................................  44
Certain Transactions.....................................................  52
Principal and Selling Shareholders.......................................  55
Description of Capital Shares............................................  56
Shares Eligible for Future Sale..........................................  58
Underwriting.............................................................  61
U.S. Federal Tax Considerations for Non-U.S. Holders.....................  62
Legal Matters............................................................  65
Experts..................................................................  65
Where You Can Find Additional Information................................  65
Index to Consolidated Financial Statements............................... F-1

   "Entegris" is a trademark of Entegris, Inc. in the United States and other jurisdictions. Registration of "Entegris" is pending in the United States and in other jurisdictions and registration of the Entegris logo is pending in the United States. This prospectus also contains registered trademarks of Entegris and registered trademarks and service marks of other entities.

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus carefully before making an investment decision. This prospectus contains forward-looking statements which involve risks and uncertainties. Our results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "Risk Factors" and the consolidated financial statements and the related notes. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option and gives effect to a 2-for-1 stock split of the Entegris common shares to be effective prior to the completion of this offering.

                                    Entegris

   We are a leading provider of materials management solutions to the microelectronics industry including, in particular, the semiconductor manufacturing and disk manufacturing markets. Our materials management solutions for the semiconductor industry assure the integrity of materials as they are handled, stored, processed and transported throughout the semiconductor manufacturing process. These solutions enable our customers to protect their investment in work-in-process and finished devices by facilitating the safe handling, purity and precision processing of the critical materials used in their manufacturing process.

   Semiconductors are the building blocks of today's electronics and the backbone of the information age. An increasing variety of new markets and applications, such as wireless communications devices, network infrastructure and Internet appliances, has driven the demand for semiconductors with enhanced performance characteristics. As a result, semiconductors have become increasingly complex, with smaller feature sizes and shorter product life cycles, resulting in a more costly and complex manufacturing process. To improve manufacturing productivity and efficiency, semiconductor manufacturers have historically implemented yield management and automation technologies. Because significant productivity gains from implementing these technologies have for the most part already been realized, semiconductor manufacturers are now increasingly focused on improving materials management. Productivity gains can be achieved by preventing the damage and degradation of materials used or consumed throughout the manufacturing process and by improving the predictability of that process. Wafer processing can involve as many as 500 steps and take up to six weeks. As a result, a batch of 25 fully processed wafers can cost more than $1 million. Damage to a processed wafer can severely impact integrated circuit performance or render an integrated circuit inoperable. Thus, it is critical to ensure safe and reliable wafer processing throughout the manufacturing process. The need for efficient and reliable materials management is becoming increasingly important to semiconductor manufacturers as new materials are introduced and as 300mm wafer technology becomes more prevalent.

   Throughout our 34-year history, we have been a leading provider of materials management solutions for the semiconductor industry. We have extensive expertise in the development of polymer materials and we believe that we have the broadest product line of standard and customized products. We have eleven worldwide manufacturing facilities which enable us to provide local delivery, advanced manufacturing capabilities and the capacity to meet customer demand requirements. Our materials management products, such as wafer shippers, wafer transport and process carriers, pods and work-in-process boxes, preserve the integrity of wafers as they are transported from wafer manufacturers to semiconductor manufacturers, processed into finished wafers and integrated circuits and subsequently tested, assembled and packaged. We also provide chemical delivery products, such as valves, fittings, tubing, pipe and containers, that assure the consistent and safe delivery of sophisticated chemicals between chemical manufacturers and semiconductor manufacturers' point-of-use.

   We believe we are a technology leader in providing materials handling solutions for the microelectronics industry. We are a leading designer and manufacturer of 300mm wafer materials management solutions with products such as front opening unified pods and reduced-pitch front opening shipping boxes. In addition, our innovative designs and our use of high purity, corrosion resistant fluid handling materials have made us a recognized leader in high purity fluid transfer products. Our chemical delivery product line represents a number of industry firsts, including:

   .the first perfluoroalkoxy, or PFA, fusion-bonded piping;

   .the first valves with no metal parts in the fluid stream;

  . the first nonmetallic capacitive sensors to successfully perform in harsh environments at high temperatures; and

   . the first PFA pinch valve.

More recently, our Galtek SG Series valve received the 1999 Editor's Choice Best Product award from Semiconductor International magazine for its ability to maintain industry flow capacity standards despite its small size.

   Our objective is to build upon our leadership position in materials management solutions for the semiconductor device, equipment and materials industries, as well as apply our expertise to the growing materials management needs of other industries. The key elements of our strategy to achieve this objective are:

  .  expand technological leadership;

  .  broaden product offering;

  .  enhance relationships with customers and suppliers;

  .  expand in Japan;

  .  pursue selective acquisitions; and

  .  expand into new industries.

   We sell our products worldwide to over 1,000 customers, who represent a broad base of leading suppliers to the microelectronics industry. Our customers in the semiconductor industry include wafer manufacturers, chemical suppliers, equipment manufacturers, device manufacturers and assemblers. International sales represented approximately 45.1% of our sales in fiscal 1998, 47.9% of our sales in fiscal 1999, and 47.7% of our sales in the six months ended February 28, 2000. We provide our customers with a worldwide network of sales and support personnel, which enable us to offer local service to our global customer base and assure the timely and cost-effective delivery of our products.

   Entegris was incorporated under the laws of the State of Minnesota in 1999 as part of a consolidation of Fluoroware, Inc. and Empak, Inc., both of which are now wholly-owned subsidiaries of Entegris. Fluoroware and Empak are Minnesota corporations. Fluoroware has been in business since 1966 and Empak has been in business since 1980. Our principal executive offices are located at 3500 Lyman Boulevard, Chaska, Minnesota 55318, and our telephone number is
(952) 556-3131. The address of our web site is www.entegris.com. Information contained on our web site is not part of this prospectus.

                                  The Offering

   Common shares offered by Entegris.......... 8,600,000 shares

   Common shares offered by the selling        4,400,000 shares
shareholders..................................

   Common shares to be outstanding after this  67,320,700 shares offering......................................

   Use of proceeds............................ Retirement of debt, working capital and general corporate
                                               purposes. We may also use a
                                               portion of the proceeds to
                                               acquire complementary
                                               businesses. See "Use of
                                               Proceeds."

   Proposed Nasdaq National Market symbol..... ENTG

   The number of common shares to be outstanding after this offering is based on the number of shares outstanding as of February 28, 2000, and does not reflect the following:

  . 7,259,340 shares subject to stock options currently outstanding at a weighted average exercise price of $3.69 per share;

  . 351,898 shares redeemed since February 28, 2000 from former employees, which had been previously distributed by our Employee Stock Ownership Plan and which we were required to redeem pursuant to the terms of the Plan;

  .  30,808 shares issued since February 28, 2000;

  . 6,881,078 common shares reserved for future grants of options under our stock option plans and future issuances of stock under our Employee Stock Purchase Plan; and

  . 1,290,000 shares that the underwriters may purchase from us to cover over-allotments, if any.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                                            Six Months Ended
                                  Fiscal Year Ended August 31,                February 28,
                          ------------------------------------------------  ------------------
                            1995      1996      1997      1998      1999      1999      2000
                          --------  --------  --------  --------  --------  --------  --------
Consolidated Statement
 of Operations Data:
 Net sales..............  $193,284  $271,037  $277,290  $266,591  $241,952  $111,590  $156,662
 Cost of sales..........   104,513   149,042   161,732   156,508   148,106    72,026    85,260
                          --------  --------  --------  --------  --------  --------  --------
 Gross profit...........    88,771   121,995   115,558   110,083    93,846    39,564    71,402
 Selling, general and
  administrative
  expenses..............    43,284    62,390    62,384    65,536    64,336    28,896    34,962
 Engineering, research
  and development
  expenses..............     9,776    12,447    17,986    19,912    14,565     7,571     6,234
                          --------  --------  --------  --------  --------  --------  --------
 Operating profit.......    35,711    47,158    35,188    24,635    14,945     3,097    30,206
 Interest expense, net..     2,782     4,582     6,652     6,995     5,498     3,040     2,020
 Other (income) expense,
  net...................    (1,010)   (1,396)    2,201      (273)   (1,850)   (1,312)   (6,282)
                          --------  --------  --------  --------  --------  --------  --------
 Income before income
  taxes and other items
  below.................    33,939    43,972    26,335    17,913    11,297     1,369    34,468
 Income tax expense.....    12,596    16,109    10,578     4,536     4,380        89    11,589
 Equity in net (income)
  loss of affiliates....    (3,347)   (3,252)   (1,750)      118     1,587     1,196      (582)
 Minority interest in
  subsidiaries' net
  income (loss).........     1,601     2,898       573       176      (399)      (16)      348
                          --------  --------  --------  --------  --------  --------  --------
 Net income (1).........    23,089    28,217    16,934    13,083     5,729       100    23,113
 Marketable value
  adjustment to
  redeemable common
  stock.................   (33,123)  (11,914)   (3,045)   27,170   (98,754)  (49,377)  (65,589)
                          --------  --------  --------  --------  --------  --------  --------
 Net income (loss)
  applicable to
  nonredeemable common
  shareholders..........  $(10,034) $ 16,303  $ 13,889  $ 40,253  $(93,025) $(49,277) $(42,476)
                          ========  ========  ========  ========  ========  ========  ========
 Earnings (loss) per
  nonredeemable common
  share (1):
 Basic..................  $  (0.27) $   0.45  $   0.39  $   1.10  $  (2.53) $  (1.34) $  (1.14)
 Diluted................  $  (0.27) $   0.43  $   0.27  $   0.21  $  (2.53) $  (1.34) $  (1.14)
 Weighted average common
  shares:
 Basic..................    37,735    36,145    35,247    36,651    36,708    36,843    37,187
 Diluted................    37,735    37,969    61,786    61,492    36,708    36,843    37,187
 Pro forma earnings per
  common share (2):
 Basic..................  $   0.36  $   0.46  $   0.28  $   0.22  $   0.10  $   0.00  $   0.39
 Diluted................  $   0.35  $   0.44  $   0.27  $   0.21  $   0.09  $   0.00  $   0.36
 Pro forma weighted
  average common shares:
 Basic..................    64,034    61,676    59,967    60,747    60,270    60,541    59,824
 Diluted................    65,396    63,500    61,786    61,492    62,220    61,611    64,699

                                                          February 28, 2000
                                                       ------------------------
                                                        Actual   As Adjusted(3)
                                                       --------  --------------
Consolidated Balance Sheet Data:
 Cash and cash equivalents............................ $ 25,029     $114,029
 Working capital......................................   69,504      163,504
 Total assets.........................................  266,540      355,540
 Long-term debt and capital lease obligations,
  excluding current maturities........................   50,770       17,770
 Total liabilities and minority interest..............  123,571       85,571
 Redeemable Employee Stock Ownership Trust common
  stock...............................................  202,980          --
 Shareholders' equity (deficit).......................  (60,011)     269,969

--------
(1) Net income and per share figures exclude loss from discontinued operations of $1,503,000, or $0.02 per share diluted, in fiscal 1995 and income from discontinued operations of $455,000, or $0.01 per share diluted, in fiscal 1996.

(2) The pro forma data presented gives effect to the reclassification of redeemable Employee Stock Ownership Trust common shares no longer redeemable upon the consummation of the Company's initial public offering.

(3) As adjusted to reflect (a) the sale of 8,600,000 common shares by us offered in this prospectus at an assumed offering price of $16.00 per share, assuming no exercise of the underwriters' over-allotment option, and the application of a portion of the estimated net proceeds, after deducting the underwriting discounts and commissions and our estimated offering expenses, to repay approximately $38 million of debt (see "Capitalization") and (b) the reclassification of redeemable Employee Stock Ownership Trust common shares no longer redeemable upon the consummation of the Company's initial public offering.

                                  RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common shares. Investing in our common shares involves a high degree of risk. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business operations. If any of the events described in the following risks occur, our business, operating results and financial condition could be significantly harmed. In addition, the trading price of our common shares could decline due to any of the events described in these risks, and you may lose all or part of your investment.

Industry Risk

The semiconductor industry is highly cyclical, and an industry downturn would reduce revenue and profits.

   Our business depends on the purchasing patterns of semiconductor manufacturers, which, in turn, depend on the current and anticipated demand for semiconductors and products utilizing semiconductors. The semiconductor industry is highly cyclical and historically has experienced periodic downturns, which often have resulted in decreased expenditures by semiconductor manufacturers. These downturns, which occurred most recently in 1996 and 1998, have harmed our sales, gross profits and operating results. Furthermore, even in periods of reduced demand, we must continue to maintain a satisfactory level of research and development expenditures and continue to invest in our infrastructure. We expect the semiconductor industry to continue to be cyclical. Any future downturns will reduce revenue and possibly increase pricing pressure.

Our revenue and operating results may fluctuate in future periods, which could harm our share price.

   Our sales and operating results can vary significantly from quarter to quarter. Because our expense levels are relatively fixed in the short-term, an unanticipated decline in revenue in a particular quarter could disproportionately affect our net income in that quarter. In addition, because we typically do not have significant backlog, changes in order patterns have a more immediate impact on our revenues. The 1998 downturn in the semiconductor industry resulted in a decline in our net income from $16.9 million in fiscal 1997 to $13.1 million in fiscal 1998 and a further decline to $5.7 million in fiscal 1999. We anticipate that fluctuations in operating results will continue in the future. Such fluctuations in our results could cause our share price to decline substantially. We believe that period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indicators of our future performance.

Our industry is subject to rapid technological change, and we may fail to successfully anticipate customer needs and develop new products.

   The microelectronics industry is subject to rapid technological change, changing customer requirements and frequent new product introductions. Because of this, the life cycle of our products is difficult to determine. Our future success will depend, to a significant extent, on our ability to keep pace with changes in the market and on our ability to enhance our current products and introduce new products. For example, we must continue to identify new polymers, improve our product design and qualify our products with our customers. We might not successfully develop and introduce new products and materials in a timely and cost-effective manner. Any product enhancements or new products developed by us might not gain market acceptance. In addition, products or technologies developed by competitors could make our products or technologies obsolete or less competitive. If we do not anticipate or respond adequately to technological developments or customer requirements, we could lose market share or miss market opportunities.

International Risks

We are dependent upon sales outside the United States, and the risks associated with international operations could affect our ability to maintain and increase revenues.

   International sales accounted for 45.1% of our revenues in fiscal 1998, 47.9% in fiscal 1999 and 47.7% in the six months ended February 28, 2000. We anticipate that sales outside the United States will be an increasing percentage of our revenues as we pursue our international growth strategy. A significant portion of our revenues will therefore be subject to risks associated with sales in markets outside the United States, including:

  . unexpected changes in legal and regulatory requirements and policy changes affecting the markets for semiconductor technology;

  .  difficulties in managing sales representatives or distributors;

  .  difficulties in staffing and managing foreign operations; and

  . difficulties in protecting our intellectual property outside the United States.

   These risks could increase the cost of doing business internationally and could prohibit or hinder our ability to do business in certain countries.

   Taiwan accounts for a growing portion of the world's semiconductor manufacturing. There are currently strained relations between China and Taiwan. Any adverse development in those relations could significantly impact the worldwide production of semiconductors, which would lead to reduced sales of our products.

   The value of the U.S. dollar in relation to other currencies may also harm our sales to customers outside the United States. For the six months ended February 28, 2000, approximately 22% of our sales revenue was not denominated in U.S. dollars, which exposes us to currency fluctuations. We intend to expand internationally, and to the extent that we do so or change our pricing practices to denominate prices in other currencies, we will be exposed to increased risks of currency fluctuations as well as the increased risks of doing business internationally.

An increased concentration of wafer manufacturing in Japan could result in lower sales of our wafer management and shipping products.

   A large percentage of the world's wafer manufacturing currently takes place in Japan. Our market share in Japan is currently low, and we believe that we must increase our manufacturing capabilities in Japan in order to improve our market share. If we are not able to successfully expand our manufacturing capability and market share in Japan, we might not be able to maintain our global market share in wafer manufacturing and handling products, especially if wafer manufacturing in Japan increases.

Regulatory compliance impacts delivery times and reduces our ability to be competitive in certain countries.

   We are subject to federal, state, local and foreign regulations. Compliance with future regulations, including environmental regulations in the United States and abroad, could require us to incur substantial costs. If we do not comply with current or future regulations, directives and standards:

  .  we could be subject to fines;

  .  our production could be suspended or delivery could be delayed; and

  . we could be prohibited from offering particular products in specified markets.

   Certain of our fluid handling products fall within the scope of U.S. export licensing regulations pertaining to products that could be used in connection with chemical weapons processes. These regulations require us to obtain licenses to ship some of our products to customers in certain countries, and we routinely apply for and obtain export licenses. The applicable export licensing regulations frequently change. Moreover, the types and categories of products that are subject to export licensing are often described in the regulations in general terms and could be subject to differing interpretations. We are currently cooperating with the United States Department of Commerce to clarify our licensing practices and to review our practices with respect to sales of products to certain countries in recent years. The review relates to sales of approximately $100,000 in fiscal 1999. The review does not relate to any product sales in fiscal 2000. The Department of Commerce may determine that some of our past practices were not in compliance with export licensing regulations, which could subject us to penalties. Any denial or delay in the issuance of future export licenses could result in lost sales.

We are dependent on Metron Technology N.V. for a substantial portion of our sales, and a decline in sales by Metron could limit our ability to maintain and grow our revenues.

   For the period ended August 31, 1999, we derived 14.3% of our revenues from customers that purchase our products through Metron Technology N.V., which distributes our products in parts of Europe, Asia and the United States. Any negative material event relating to Metron may impact our business. For example, Metron's sales could decline or Metron could choose to sell our competitors' products instead of our products.

   In November 1999, Metron completed an initial public offering and our ownership of Metron decreased from 32.8% to 20.8%. Although we retain a significant ownership stake in Metron, we now have less influence on Metron's business and decision making, and Metron may make decisions regarding the conduct of its business that could harm us and over which we have no control.

Relationships with joint venture partners affect our ability to do business internationally.

   We have entered into joint venture agreements intended to complement or expand our manufacturing and distribution operations in Japan and Korea. The success of our joint ventures depends in part on our ability to strengthen our relationships with our joint venture partners. If we do not develop and maintain good relationships with joint venture partners, we will be less able to successfully penetrate international markets.

Economic difficulties in countries in which we sell our products could lead to a decrease in demand for our products.

   The volatility of general economic conditions as well as fluctuations in currency exchange and interest rates can lead to decreased demand in countries in which we sell products. For example, in 1997 and 1998, many Asian countries experienced economic and financial difficulties. During this period, our sales to customers in Asia declined. Moreover, any economic, banking or currency difficulties experienced by countries in which we have sales may lead to economic recession in those countries. This in turn could result in a reduction in sales to customers in these countries.

Manufacturing Risks

Our dependence on single and limited source suppliers could affect our ability to manufacture our products.

   We rely on single and limited source suppliers for some of the advanced polymers that are critical to the manufacturing of our products. At times, we have experienced a limited supply of some of these polymers, which resulted in delays and increased costs. An industry-wide increase in demand for these polymers could affect the ability of our suppliers to provide sufficient quantities to us. If we are unable to obtain an adequate quantity of such supplies, our manufacturing operations may be interrupted. Obtaining alternative sources could result in increased costs and shipping delays, which could decrease profitability and damage our relationships with current and potential customers.

   Prices for polymers have varied widely in recent years. We have a long-term contract with a key supplier of polymers that fixes our price for purchases of up to specified quantities. If our polymer requirements exceed the quantities specified in the contract, we could be exposed to higher material costs. If the cost of polymers increases and we are unable to correspondingly increase the sales price of our products, our profit margins would decline.

Our production processes are becoming increasingly complex, and our production could be disrupted if we are unable to avoid manufacturing difficulties.

   Our manufacturing processes are complex and require the use of expensive and technologically sophisticated equipment and materials. These processes are frequently modified to improve manufacturing yields and product quality. We have on occasion experienced manufacturing difficulties, such as temporary shortages of raw materials and occasional critical equipment breakdowns, that have delayed deliveries to customers. A number of our product lines are manufactured at only one or two facilities, and any disruption could impact our sales until another facility could commence or expand production of such products.

   Our manufacturing operations are subject to numerous risks, including:

  . the introduction of impurities in the manufacturing process that could lower manufacturing yields and make our products unmarketable;

  . the costs and demands of managing and coordinating geographically diverse manufacturing facilities; and

  . the disruption of production in one or more facilities as a result of a slowdown or shutdown in another facility.

   We could experience these or other manufacturing difficulties, which might result in a loss of customers and exposure to product liability claims.

We may lose sales if we are unable to timely procure, repair and replace capital equipment necessary to manufacture many of our products.

   Internally designing and producing new complex tools or purchasing additional capital equipment can take several months. If our existing equipment fails, or we are unable to obtain new equipment quickly enough to satisfy any increased demand for our products, we may lose sales to competitors. In particular, we do not maintain duplicate tools for most of our important products. Fixing or replacing complex tools is time consuming, and we may not be able to replace a damaged tool in time to meet customer requirements.

We generally have no written contracts with our customers, which diminishes our ability to plan for future manufacturing needs.

   As is typical in our industry, our sales are primarily made on a purchase order basis and we have few written purchase contracts with our customers. Customers may choose to delay or cancel orders. As a result, we cannot predict the level of future sales or commitments from our current customers, which diminishes our ability to effectively allocate labor, materials and equipment in the manufacturing process.

We may not be able to protect our intellectual property, which may limit our ability to compete.

   Our success depends in part on our proprietary technology. We attempt to protect our intellectual property rights primarily through patents, trademarks and non-disclosure agreements. However, we might not be able to protect some of our technology, and competitors might be able to develop similar technology independently. In addition, the laws of certain foreign countries might not afford our intellectual property the same protection as do the laws of the United States. The costs of applying for patents in foreign countries and translating the applications into foreign languages require us to select carefully the inventions for which we apply for patent protection and the countries in which we seek such protection. Generally, we have concentrated our efforts on obtaining international patents in Europe, Japan and Taiwan because there are competing manufacturers in those countries, as well as current and potential customers. Our inability or failure to obtain adequate patent protection in a particular country could harm our ability to compete effectively in that country. Our patents also might not be sufficiently broad to protect our technology, and any existing or future patents might be challenged, invalidated or circumvented. Additionally, our rights under our patents may not provide competitive advantages.

Litigation may be necessary to defend us against claims of intellectual property infringement, which if successful could cause us to pay significant damage awards or prevent us from manufacturing or selling our products.

   Some of our current or future products could infringe patents or proprietary rights of others. Litigation may be necessary to enforce patents issued to us, to protect our trade secrets or know-how, to defend ourselves against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Litigation could result in substantial cost and diversion of our efforts. Moreover, an adverse determination in any litigation could cause us to lose proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses or alternative technologies from third parties, or prevent us from manufacturing or selling our products.

Operating Risks

If we do not attract and retain key personnel and provide liquidity to our ESOP participants, our production would be disrupted and shipments might be delayed.

   The ESOP's lack of liquidity could exacerbate employee turnover. Our success depends upon the continued efforts of our senior management team and our technical, manufacturing, marketing and sales personnel. These employees may voluntarily terminate their employment with us at any time.

   Approximately one-third of our work force are participants in our Employee Stock Ownership Plan, which held 20,385,514 of our common shares as of April 30, 2000. Participants have no right, with limited exceptions, to receive their ESOP shares until after termination of their employment. The significant value of the ESOP shares and the limited ability to obtain and control these shares while employed may be important factors that many employees might consider when determining whether to continue their employment with us. If a significant number of manufacturing personnel were to voluntarily terminate their employment with us, our production would be disrupted and shipments might be delayed.

   Hiring qualified personnel has become more difficult in recent years. The U.S. economy's long period of expansion and high rate of employment have increased the difficulty of recruiting qualified manufacturing personnel, such as operators of our manufacturing equipment. Competition for such personnel in the technology and semiconductor industries is particularly intense. Recruiting and hiring employees with the combination of skills and attributes required to conduct our business is extremely competitive, time-consuming and expensive. We may not be able to successfully identify, hire and train new manufacturing personnel.

If we fail to identify, complete and successfully integrate future acquisitions, our ability to expand our operations and increase revenues would be harmed.

   One of our strategies is to expand by acquiring other businesses, technologies or product lines. However, we currently have no commitments or agreements with respect to any acquisition. We might not be able to successfully identify, negotiate or finance any acquisitions, or integrate such acquisitions with our current business, which could diminish our ability to expand our business and remain competitive. Moreover, expansion could require significant management time and resources.

Competition in the semiconductor materials management industry could intensify as the industry further consolidates, which would limit our ability to maintain and increase our market share and raise prices.

   We face substantial competition from a number of companies, some of which have greater financial, marketing, manufacturing and technical resources. Because of an industry trend toward consolidation, larger providers of materials management solutions and products could emerge, with potentially broader product lines. Larger competitors could spend more on research and development, which could give those competitors an advantage in meeting customer demand. We expect that existing and new competitors will improve the design of their existing products and will introduce new products with enhanced performance characteristics. The introduction of new products or more efficient production of existing products by our competitors could diminish our market share and increase pricing pressure on our products. Further, customers continue to demand lower prices, shorter delivery times and enhanced product capability. If we do not respond adequately to such pressures, we could lose customers or orders. If we are unable to compete successfully, we could experience pricing pressures, reduced gross margins and order cancellations.

Lack of market acceptance of our 300mm products could harm our operating results.

   The growing trend toward the use of 300mm wafers has contributed to the increasing complexity of the semiconductor manufacturing process. The greater diameter of these wafers requires higher tooling costs and presents more complex handling, storage and transportation challenges. We are making substantial investments to complete a full line of 300mm wafer manufacturing and handling products. Our customers may not adopt our 300mm wafer manufacturing and handling product lines. If we are not a leader in the 300mm market, the market share for our other products could decline. In addition, if the trend toward 300mm wafer manufacturing does not evolve as we anticipate, sales of our products for these applications would be minimal and we might not recover our development costs.

Our management information and financial reporting systems are not fully integrated and need to be upgraded, which will be costly. If these new systems are not successfully implemented, our business may be harmed.

   The management information and financial reporting systems that we use in our day-to-day operations are not fully integrated. We will need to continue to invest in these systems in order to maintain our current level of business and accommodate any future growth. We anticipate that the total costs associated with upgrading and integrating our systems will be approximately $8 to $10 million over the next two to four years. Our failure to successfully upgrade and integrate our management information and financial reporting systems may disrupt our business, create inefficiencies due to the lack of centralized data, result in unnecessarily high levels of inventories, and increase expenses associated with additional employees to compensate for the lack of fully integrated systems.

We may not be able to significantly expand our customer base by soliciting customers of our competitors because customers tend to standardize materials handling procedures and are reluctant to change their standardized manufacturing processes.

   Once an original equipment manufacturer or a microelectronics manufacturer has selected particular materials management products, that manufacturer typically must qualify those products before incorporating them into customized manufacturing procedures that assure precise and consistent processing steps. Qualification and incorporation of materials management products by manufacturers can be time-consuming and expensive. After these procedures have been established, manufacturers are very reluctant to switch to another provider of materials management products. Accordingly, it may be difficult to sell our products to a manufacturer that has already selected a competitor's products.

We may face product liability claims which could harm our operating results.

   Our products are used by our customers to handle sensitive, complex and valuable wafers and semiconductor materials and devices. If our products fail, these materials could be damaged or contaminated, which could expose us to product liability claims. Business interruption and personal injury claims are also possible in the event of a product failure or misapplication of our product by a customer. In addition, the failure of our chemical delivery products could subject us to environmental liability claims and a failure of our custom medical device components could subject us to personal injury claims. We cannot predict whether our existing insurance coverage limits are adequate to protect us from any liabilities that we might incur in connection with the manufacture, sale or use of our products. A successful product liability claim or series of product liability claims brought against us could damage our reputation, diminish customer confidence in our products, expose us to increased competition and increase our insurance costs.

Risks related to investing in our initial public offering

Current management, the ESOP and WCB Holding LLC, which is controlled and managed by our directors, will beneficially own approximately 70% of our shares after this offering, and their beneficial ownership may limit your ability to influence the outcome of matters requiring shareholder approval.

   Based on common stock beneficial ownership information available as of April 30, 2000, WCB Holding LLC would own 29.3%, the ESOP would own 26.7% (24.8% excluding ESOP shares allocated to all directors and executive officers), and all directors and executive officers as a group would own 16.7% of our shares after completion of this offering. WCB Holding LLC is managed by Mark A. Bongard, who is a member of our board of directors. WCB Holding LLC is also controlled by the estate of Wayne C. Bongard, which is in turn controlled by James A. Bernards, another of our directors. Accordingly, WCB Holding LLC, the ESOP and management, if acting together, could control the outcome of any shareholder vote, including any vote on the election or removal of directors and on any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership could discourage, delay or prevent a person or entity from acquiring control of us even if a change in control might be considered beneficial by some shareholders.

Future sales of shares, including shares owned by our employees, may impact the market price of our common shares.

   If our shareholders sell substantial amounts of our common shares, including shares issued upon the exercise of outstanding options, the market price of our common shares may fall. These sales also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on the number of shares outstanding as of April 30, 2000, we will have 66,999,610 outstanding common shares upon completion of this offering. The following tables set forth the number of shares that will be freely tradable immediately upon completion of the offering as well as the number of shares that will be available for sale 90 days after the completion of the offering and the number of shares that will be available for sale after expiration of the 180-day lock-up agreements:

                                                                 Total
                                                                 shares
                                                               ----------
Shares freely tradable immediately after offering:
  Sold in this offering                             13,000,000
  Held by current shareholders                       1,250,922 14,250,922
                                                    ----------
Eligible for sale 90 days after offering                           69,892
Eligible for sale after 180-day lock-up:
  Subject to volume limitations                     46,066,496
  Not subject to volume limitations                  6,612,300 52,678,796
                                                    ---------- ----------
    Total shares outstanding after offering                    66,999,610
Shares subject to exercisable options that will be
 eligible for sale after 180 day lockup                         4,692,594

If our shareholders sell substantial amounts of common shares (including shares issued upon the exercise of outstanding options) in the public market, the market price of our common shares could fall.

   After completion of this offering, our ESOP will hold 17,910,514 common shares. All shares in the ESOP are fully allocated to individual accounts of ESOP participants. All ESOP participants are fully vested in their accounts. Participants in the ESOP whose employment with us terminates have the right, as of the second August 31 following termination, to request distribution of the shares allocated to their accounts. Currently, participants who are no longer employed by us have the right, subject to lock-up arrangements, to request distribution of an aggregate of 2,065,209 shares as of August 31, 2000. For a fuller description of the ESOP, see "Management--Equity and Profit Sharing Plans--Employee Stock Ownership Plan."

We may not be able to pursue our expansion strategy if we are unable to raise required funds.

   We may need to raise additional capital to acquire or invest in complementary businesses. If we issue additional equity securities, the ownership stakes of our existing shareholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of our existing common shares. If we cannot raise funds, if needed, on acceptable terms, we may not be able to develop our business, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements.

We will have broad discretion as to the use of the offering proceeds, which increases the risk that the proceeds will not be applied effectively.

   We have not allocated the majority of the net proceeds of this offering for specific uses, and our shareholders may disagree with the way management uses the proceeds from this offering. We may use a portion of the net proceeds to acquire additional businesses that we believe will complement or enhance our current or future business. We cannot, however, be certain that we will be able to use the proceeds to earn a favorable return.

There is currently no public market for our common shares and, following the offering, our share price may be volatile.

   There has not been a public market for our common shares prior to this offering, and a liquid trading market for our shares may not develop following this offering. The initial price of our common shares to be sold in the offering has been determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common shares could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

New investors in our common shares will experience immediate and substantial dilution.

   The initial public offering price is substantially higher than the book value per share of our common shares. Investors purchasing common shares in this offering, therefore, will incur immediate dilution of $12.20 in net tangible book value per common share, assuming an initial public offering price of $16.00 per share and further assuming the exercise of all outstanding share options. See "Dilution."

Antitakeover provisions limit the ability of a person or entity to acquire control of us.

   Our articles of incorporation and bylaws include provisions that:

  . provide for a classified board of directors, with each class of directors subject to re-election every three years, which limits the shareholders' ability to quickly change a majority of the board of directors;

  . impose a 75% shareholder vote requirement to change the maximum number of directors;

  . limit the right of our shareholders to call a special meeting of shareholders; and

  . impose procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions.

   In addition, we are subject to the anti-takeover provisions of the Minnesota Business Corporation Act. Any of these provisions could delay or prevent a person or entity from acquiring control of us. The effect of these provisions may be to limit the price that investors are willing to pay in the future for our securities. These provisions might also discourage potential acquisition proposals or tender offers, even if the acquisition proposal or tender offer is at a price above the then current market price for our common shares. For a fuller description of anti-takeover measures, see "Description of Capital Shares."

We do not intend to pay dividends, and therefore investors must rely solely on the market value of our shares to realize a return on their investment.

   We have never declared or paid any cash dividends on our capital shares. In addition, our loan agreements restrict our ability to pay dividends without the consent of our lenders. We currently intend to retain any future earnings to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are "forward-looking statements." These statements involve known and unknown risks, uncertainties, and other factors that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be significantly different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors are listed under "Risk Factors" and elsewhere in this prospectus.

   In some cases, you can identify forward-looking statements by terminology such as "expect," "anticipate," "intend," "may," "should," "plan," "believe," "seek," "estimate," "could," "would" or the negative of such terms or other comparable terminology.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   We expect to receive net proceeds of approximately $127,000,000, after deducting underwriting discounts and estimated offering expenses, from the sale of 8,600,000 common shares, and an additional $19,246,800 from the sale of 1,290,000 common shares if the underwriters' over-allotment option is exercised in full, at an assumed initial public offering price of $16.00 per share. We will not receive any proceeds from the sale of common shares by the selling shareholders.

   We intend to use the proceeds of the offering for the retirement of debt, working capital and general corporate purposes, including sales, marketing, customer support and other activities related to our business. We will use approximately $38 million of the proceeds to repay indebtedness owed to ten lenders under various loan and note agreements and approximately $1.5 million to pay charges related to such debt reduction. This indebtedness has maturity dates ranging from 2000 to 2011. This indebteness has a weighted average interest rate of 8.0%. The indebtedness that we incurred under the loan and note agreements that we intend to satisfy with offering proceeds was used for capital expenditures, share redemptions and working capital. We may also use a portion of the net proceeds for additional capital expenditures, or to acquire additional businesses that we believe would strengthen our position in our targeted markets, enhance our technology base, increase our manufacturing capability and our product offerings and expand our geographic presence. However, we have no agreements or commitments to acquire any business and are currently not in negotiations regarding any potential acquisition.

   The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending such uses, we intend to invest the net proceeds of the initial public offering in investment grade interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common shares. In addition, our loan agreements restrict our ability to pay dividends without the consent of our lenders. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we currently do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of February 28, 2000:
(1) on an actual basis; and (2) as adjusted to give effect to (a) the sale of 8,600,000 common shares offered in this offering and to give effect to the receipt of the estimated net proceeds from the sale of such shares at an assumed initial public offering price of $16.00 per share and the application of the net proceeds from such sale and (b) the reclassification of redeemable Employee Stock Ownership Trust common shares no longer redeemable upon consummation of our initial public offering.

   The capitalization information set forth in the table below is qualified by, and you should read it in conjunction with, our more detailed Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                           February 28, 2000
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                              (unaudited)
                                                             (in thousands,
                                                           except share data)
Short-term debt (including current portion of long-term
 debt)................................................... $ 16,787   $ 11,787
Long-term debt (excluding current portion)...............   50,770     17,770
Redeemable ESOT common stock.............................  202,980        --
Shareholders' equity:
 Common stock, par value $.01 per share; 200,000,000
  shares authorized,
  36,776,962 and 67,320,700 issued and outstanding,
  actual and as adjusted.................................      368        673
Additional paid-in capital...............................   14,962    141,767
Retained earnings (deficit)..............................  (75,111)   127,759
Accumulated other comprehensive loss.....................     (230)      (230)
                                                          --------   --------
  Total shareholders' equity (deficit)...................  (60,011)   269,969
                                                          --------   --------
  Total capitalization................................... $210,526   $299,526
                                                          ========   ========

   This table excludes the following shares as of February 28, 2000:

  . 7,259,340 shares subject to stock options currently outstanding at a weighted average exercise price of $3.69 per share;

  . 351,898 shares redeemed since February 28, 2000 from former employees, which had been previously distributed by our ESOP and which we were required to redeem pursuant to its terms;

  .  30,808 shares issued since February 28, 2000;

  . 6,881,078 common shares reserved for future grant of options under our stock option plan and future issuances of stock under our stock purchase plan; and

  . 1,290,000 shares that the underwriters may purchase from us to cover over-allotments, if any.

                                    DILUTION

   Our tangible book value as of February 28, 2000 was $154,706,000, or approximately $2.36 per share. Net tangible book value per share represents the amount of our total assets less total liabilities excluding redeemable common stock, divided by the sum of the number of common shares outstanding plus the number of shares issuable upon exercise of outstanding options regardless of whether such options are currently exercisable. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common shares in this offering and the net tangible book value per common share immediately after the completion of this offering. After giving effect to the sale of the 8,600,000 common shares in this offering at an assumed initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at February 28, 2000 would have been $281,706,000, or approximately $3.80 per share. This represents an immediate increase in net tangible book value of $1.44 per share to existing shareholders and an immediate dilution in net tangible book value of $12.20 per share to purchasers of common shares in this offering. The following table illustrates this dilution on a per share basis:

      Assumed initial public offering price per share.............        $16.00
       Net tangible book value per share as of February 28, 2000..  $2.36
       Increase in net tangible book value per share attributable
        to new investors..........................................   1.44
                                                                    -----
      Net tangible book value per share after offering............          3.80
                                                                          ------
      Dilution in net tangible book value per share to new
       investors..................................................        $12.20
                                                                          ======

   The following table sets forth, as of February 28, 2000, after giving effect to the difference between the number of common shares purchased from us, the total cash consideration paid and the average price per share paid by existing holders of common shares and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $16.00 per share:

                                Shares Purchased   Total Consideration    Average
                               ------------------  --------------------    Price
   Name                          Shares   Percent     Amount    Percent  Per Share
   ----                        ---------- -------  ------------ -------  ---------
   Existing shareholders...... 65,472,636  88.39%  $ 35,565,021  20.54%   $ 0.54
   New investors..............  8,600,000  11.61    137,600,000  79.46    $16.00
                               ---------- ------   ------------ ------
     Total.................... 74,072,636 100.00%  $173,165,021 100.00%
                               ========== ======   ============ ======

   This table includes the following shares as of February 28, 2000:

  . 6,751,936 shares subject to options outstanding at a weighted average exercise price of $2.98 per share.

   This table excludes the following shares as of February 28, 2000:

  . 6,875,290 additional shares that could be issued under our stock plans, and options for the purchase of 544,000 shares granted to employees since February 28, 2000.

   The sale of common shares by the selling shareholders in this offering will reduce the number of common shares held by existing shareholders to 61,072,636, or approximately 82.5% of the total number of common shares outstanding upon the closing of this offering, and will increase the number of shares held by new public investors to 13,000,000, or approximately 17.5% of the total number of common shares outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The consolidated statement of operations data for fiscal 1997, 1998, and 1999, and the consolidated balance sheet data as of August 31, 1998 and August 31, 1999, are derived from and are qualified in their entirety by our audited consolidated financial statements. The consolidated statement of operations data for fiscal 1995 and 1996, and the consolidated balance sheet data as of August 31, 1995, 1996 and 1997, are derived from audited consolidated financial statements which do not appear in this prospectus. The selected consolidated statement of operations data for the six month periods ended February 28, 1999 and 2000 and the selected consolidated balance sheet data at February 28, 2000 have been derived from unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results presented below are not necessarily indicative of the results to be expected for any future periods. Within the consolidated statement of operations data, net income and per share figures exclude loss from discontinued operations of $1,503,000, or $0.02 per share diluted, in fiscal 1995 and income from discontinued operations of $455,000, or $0.01 per share diluted, in fiscal 1996. The pro forma data presented gives effect to the reclassification of redeemable Employee Stock Ownership Trust common shares no longer redeemable upon the consummation of the Company's initial public offering.

                                                                           Six Months Ended
                                 Fiscal Year Ended August 31,                February 28,
                         ------------------------------------------------  ------------------
                           1995      1996      1997      1998      1999      1999      2000
                         --------  --------  --------  --------  --------  --------  --------
                                     (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
 Net sales.............. $193,284  $271,037  $277,290  $266,591  $241,952  $111,590  $156,662
 Cost of sales..........  104,513   149,042   161,732   156,508   148,106    72,026    85,260
                         --------  --------  --------  --------  --------  --------  --------
  Gross profit..........   88,771   121,995   115,558   110,083    93,846    39,564    71,402
 Selling, general and
  administrative
  expenses..............   43,284    62,390    62,384    65,536    64,336    28,896    34,962
 Engineering, research
  and development
  expenses..............    9,776    12,447    17,986    19,912    14,565     7,571     6,234
                         --------  --------  --------  --------  --------  --------  --------
  Operating profit......   35,711    47,158    35,188    24,635    14,945     3,097    30,206
 Interest expense, net..    2,782     4,582     6,652     6,995     5,498     3,040     2,020
 Other (income) expense,
  net...................   (1,010)   (1,396)    2,201      (273)   (1,850)   (1,312)   (6,282)
                         --------  --------  --------  --------  --------  --------  --------
  Income before income
   taxes and other items
   below................   33,939    43,972    26,335    17,913    11,297     1,369    34,468
 Income tax expense.....   12,596    16.109    10,578     4,536     4,380        89    11,589
 Equity in net (income)
  loss of affiliates....   (3,347)   (3,252)   (1,750)      118     1,587     1,196      (582)
 Minority interest in
  subsidiaries' net
  income (loss).........    1,601     2,898       573       176      (399)      (16)      348
                         --------  --------  --------  --------  --------  --------  --------
  Net income............   23,089    28,217    16,934    13,083     5,729       100    23,113
 Marketable value
  adjustment to
  redeemable common
  stock.................  (27,927)  (11,914)   (3,045)   27,170   (98,754)  (49,377)  (65,589)
                         --------  --------  --------  --------  --------  --------  --------
  Net income (loss)
   applicable to
   nonredeemable common
   shareholders......... $(10,034) $ 16,303  $ 13,889  $ 40,253  $(93,025) $(49,277) $(42,476)
                         ========  ========  ========  ========  ========  ========  ========
 Earnings (loss) per
  nonredeemable common
  share:
  Basic................. $  (0.27) $   0.45  $   0.39  $   1.10  $  (2.53) $  (1.34) $  (1.14)
  Diluted............... $  (0.27) $   0.43  $   0.27  $   0.21  $  (2.53) $  (1.34) $  (1.14)
 Weighted average common
  shares:
  Basic.................   37,735    36,145    35,247    36,651    36,708    36,843    37,187
  Diluted...............   37,735    37,969    61,786    61,492    36,708    36,843    37,187
 Pro forma earnings per
  common share:
  Basic................. $   0.36  $   0.46  $   0.28  $   0.22  $   0.10  $   0.00  $   0.39
  Diluted............... $   0.35  $   0.44  $   0.27  $   0.21  $   0.09  $   0.00  $   0.36
 Pro forma weighted
  average common shares:
  Basic.................   64,034    61,676    59,967    60,747    60,270    60,541    59,824
  Diluted...............   65,396    63,500    61,786    61,492    62,220    61,611    64,699

                                          August 31,
                         --------------------------------------------  February 28,
                           1995     1996     1997     1998     1999        2000
                         -------- -------- -------- -------- --------  ------------
                                              (in thousands)
Consolidated Balance
 Sheet Data:
 Cash and cash
  equivalents........... $ 11,084 $ 11,251 $ 11,354 $  8,235 $ 16,411    $ 25,029
 Working capital........   25,450   44,437   50,991   41,777   48,860      69,504
 Total assets...........  160,010  212,865  260,885  252,941  242,064     266,540
 Long-term debt and
  capital lease
  obligations, excluding
  current maturities....   32,735   61,916   75,971   73,242   53,830      50,770
 Total liabilities and
  minority interest.....   93,791  130,162  151,503  134,542  117,381     123,571
 Redeemable ESOT common
  stock.................   65,846   75,876   76,725   47,906  145,570     202,980
 Shareholders' equity
  (deficit).............      373    6,827   32,657   70,493  (20,887)    (60,011)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations, except for the historical information, contains forward-looking statements. These statements are subject to risks and uncertainties. You should not place undo reliance on these forward-looking statements, as actual results could differ materially. We do not assume any obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences. This discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

   Our fiscal year is a 52 or 53 week period ending on the last Saturday of each August. Our last five fiscal years ended on the following dates: August 26, 1995; August 31, 1996; August 30, 1997; August 29, 1998; and August 28,
1999. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended August 28, 1999 is referred to as "fiscal 1999." For convenience, the financial information included in this prospectus has been presented as ending on the last day of the month.

Overview

   We are a leading provider of critical materials management solutions for the handling, storage, processing and transportation of material used in the manufacture of semiconductors. Entegris is the result of the 1999 combination of Fluoroware and Empak. Building on 34 years of expertise, we provide a comprehensive portfolio of materials management products that enable our customers to protect the critical materials used in the semiconductor manufacturing process.

   In 1966, we began to produce wafer-carrying baskets for the emerging semiconductor industry. As the semiconductor industry grew, we expanded our product lines. During the 1970s, we added wafer shipping containers, die trays and other items to our product portfolio. In the early 1980s, we added disk shippers and introduced a series of valve, fitting, pipe and tubing products to manage chemical delivery for our customers. In the mid 1980s, we also introduced our chemical transport and storage containers that help ensure the safe delivery of sophisticated chemicals from chemical manufacturers to the semiconductor manufacturers' point- of-use. In the early 1990s, we developed and acquired the technology to manufacture JEDEC/Matrix trays used for testing and packaging finished integrated circuits. In recent years, we have continued to broaden our product offerings in response to the trend toward increased size and complexity of wafers. In October 1999, we acquired a polymer machining business that we utilize to produce machined products for chemical delivery applications.

   A significant portion of our net sales are to customers outside the United States. International sales have always been important for us, and have been increasingly so, as the semiconductor industry has grown over the past three decades. We began to manufacture our products in overseas facilities starting with Japan in 1985. Today, we operate manufacturing facilities in Germany, Japan, Korea and Malaysia, while continuing to export from the United States. We also maintain a network of over 117 sales and support offices to service customers on a worldwide basis. International sales accounted for 43.6% of sales in fiscal 1997, 45.1% of sales in fiscal 1998, 47.9% of sales in fiscal 1999 and 47.7% for the six-month period ended February 28, 2000.

   We derive our revenue from the sale of products to the microelectronics industry and recognize revenue upon the shipment of such goods to customers. Our costs of goods sold include polymers and purchased components, manufacturing personnel, supplies and fixed costs related to depreciation and operation of facilities and equipment. Our customers consist primarily of semiconductor manufacturers and semiconductor equipment and materials suppliers. We serve our customers through various subsidiaries and sales and distribution relationships in the United States, Asia and Europe.

   Our results in fiscal 1998 and 1999 were affected by downturns in the semiconductor industry. During this time, we made significant investments in capacity expansion. In 1998, in response to the downturn in the semiconductor industry, we reduced personnel and variable expenses. We also consolidated manufacturing operations by combining the activities of two of our facilities into one, which allowed the Company to reduce infrastructure support costs and eliminate duplicate production equipment. In the second half of calendar 1999, the semiconductor industry began to recover from the downturn. This recovery has led to improved net sales and profitability.

   Entegris was incorporated in June 1999 to effect the business combination of Fluoroware and Empak. We issued common stock in exchange for 100% of the outstanding shares of both Fluoroware, which began operating in 1966, and Empak, which began business in 1980. Accordingly, the historical financial statements of Entegris are shown to include the historical accounts and results of operations of Fluoroware and Empak and their respective subsidiaries, as if the business combination had existed for all periods presented.

Results of Operations

   The following table sets forth the relationship between various components of operations, stated as a percentage of net sales, for each of the periods indicated. Our historical financial data for fiscal 1997, 1998 and 1999 were derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The historical financial data for the six month periods ended February 28, 1999 and February 28, 2000 were derived from our unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments necessary for the fair presentation of the financial condition and results of operations for such periods.

                                                                Six Months
                                          Fiscal Year Ended        Ended
                                             August 31,        February 28,
                                          -------------------  --------------
                                          1997   1998   1999    1999    2000
                                          -----  -----  -----  ------  ------
                                             (percentage of net sales)
Net sales................................ 100.0% 100.0% 100.0%  100.0%  100.0%
Cost of sales............................  58.3   58.7   61.2    64.5    54.4
                                          -----  -----  -----  ------  ------
Gross profit.............................  41.7   41.3   38.8    35.5    45.6
Selling, general and administrative
 expenses................................  22.5   24.6   26.6    25.9    22.3
Engineering, research and development
 expenses................................   6.5    7.5    6.0     6.8     4.0
                                          -----  -----  -----  ------  ------
Operating profit.........................  12.7    9.2    6.2     2.8    19.3
Interest expense, net....................   2.4    2.6    2.3     2.7     1.3
Other (income) expense, net..............   0.8   (0.1)  (0.8)   (1.2)   (4.0)
                                          -----  -----  -----  ------  ------
Income before income taxes and other
 items...................................   9.5    6.7    4.7     1.2    22.0
Income tax expense.......................   3.8    1.7    1.8     0.1     7.4
Equity in net (income) loss of
 affiliates..............................  (0.6)    --     .7     1.1    (0.4)
Minority interest........................   0.2    0.1   (0.2)     --     0.2
                                          -----  -----  -----  ------  ------
Net income...............................   6.1%   4.9%   2.4%    0.1%   14.8%
                                          =====  =====  =====  ======  ======

Six Months Ended February 28, 2000 Compared to Six Months Ended February 28,
1999

   Net sales. Net sales increased $45.1 million, or 40.4%, to $156.7 million in the six months ended February 28, 2000, compared to $111.6 million in the comparable period in fiscal 1999. The improvement reflected the increase in product sales associated with the recovery in the semiconductor industry that began in the second half of fiscal 1999. Revenue gains were recorded in all geographic regions and across all product lines.

   Gross profit. Gross profit in the six months ended February 28, 2000 increased by $31.8 million to $71.4 million, an increase of 80.5% over the $39.6 million reported in the comparable period in fiscal 1999. Gross margin for the first two quarters of fiscal 2000 improved to 45.6% compared to 35.5% for the fiscal 1999 period. The improvements in the fiscal 2000 period reflected the improved utilization of our production capacity associated with the higher sales levels noted above, a more favorable product mix and the benefits of integrating various elements of our manufacturing operations. Gross margin and gross profit improvements were reported by both domestic and international operations.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased $6.1 million, or 21.0%, to $35.0 million in the first six months of fiscal 2000 from $28.9 million in fiscal 1999. The increase was due to higher commissions and incentive compensation as well as increased expenditures for personnel and information systems. Selling, general and administrative costs also increased due to an accrued expense of $0.9 million in the first six months of fiscal 2000 for charitable contributions, as more fully described in the next paragraph. No significant charitable contributions were made in fiscal 1999. Selling, general and administrative costs, as a percentage of net sales, decreased to 22.3% from 25.9% primarily due to increased net sales.

   Fluoroware had historically contributed 5% of its profits to charitable organizations, primarily through the Wallestad Foundation, which was established by Victor Wallestad, Fluoroware's founder. The Wallestad Foundation is dedicated to the support of Christian ministries in Minnesota, the United States and throughout the world. Dan Quernemoen, Stan Geyer and James Dauwalter, executive officers and directors of Entegris, have also been directors of the Wallestad Foundation for many years. Because of the industry downturn in 1998, Fluoroware made no significant charitable contributions for fiscal 1998 or fiscal 1999. Management has committed to contribute 5% of Entegris' fiscal 2000 net income to charitable organizations, primarily through the Wallestad Foundation. The amount of future cash contributions is subject to review by our board of directors annually in light of our cash needs, operating results, existing conditions in the industry and other factors deemed relevant by the Board.

   Engineering, research and development expenses. Engineering, research and development expenses decreased $1.3 million, or 17.7%, to $6.2 million in the six months ended February 28, 2000 from $7.6 million in the comparable period in fiscal 1999. The decrease was due to lower personnel costs reflecting headcount reductions in the six month period ended February 28, 1999, as well as reduced product sampling and development expenditures. Engineering, research and development costs, as a percentage of net sales, decreased to 4.0% from 6.8% due to both increased net sales and reduced costs.

   Interest expense, net. Net interest expense decreased 33.6% to $2.0 million in the first half of fiscal 2000 compared to $3.0 million in the comparable period a year ago. The decrease reflected the elimination of domestic credit line borrowings and the short-term investment of available cash balances.

   Other (income) expense, net. Other income was $6.3 million in the first six months of fiscal 2000 compared to other income of $1.3 million in the comparable fiscal 1999 period. The change was primarily due to the $5.5 million gain recognized on the sale of approximately 612,000 shares of stock of Metron in its initial public offering in November 1999. Other income in the first half of fiscal 2000 also included gains from foreign exchange translation and the sale of property and equipment.

   Income tax expense. Income tax expense of $11.6 million was significantly higher in the first half of fiscal 2000 compared to $89,000 in income tax expense reported for the first six months of fiscal 1999, primarily reflecting significantly higher income. Our effective tax rate of 33.6% in the fiscal 2000 period compared to 6.5% for the same period in fiscal 1999.

   Equity in net (income) loss of affiliates. Our equity in the net income of affiliates was $0.6 million in the six months ended February 28, 2000. Our equity in the net loss of affiliates was $1.2 million in the comparable period a year earlier. This improvement primarily reflects the operating results of Metron, which reflected many of the same improved industry conditions affecting our results.

   Net income. Net income increased to $23.1 million in the six months ended February 28, 2000, compared to net income of $0.1 million in the first half of fiscal 1999.

Fiscal Year Ended August 31, 1999 Compared to Fiscal Year Ended August 31, 1998

   Net sales. Net sales decreased $24.6 million, or 9.2%, to $242.0 million in fiscal 1999 from $266.6 million in fiscal 1998. The revenue decline was primarily associated with the slowdown experienced in the semiconductor industry and reflected lower sales in all major product lines and geographic areas, primarily in the United States.

   Gross profit. Gross profit in fiscal 1999 declined by $16.2 million to $93.8 million, a decrease of 14.7% from $110.1 million in fiscal 1998. Gross margin for fiscal 1999 decreased to 38.8% compared to 41.3% in fiscal 1998. The primary factor underlying the gross margin decline was the reduced utilization of our production capacity resulting from lower sales levels in fiscal 1999, as well as a less favorable product mix. A moderate expansion in production capacity also contributed to the drop in gross margin.

   Selling, general and administrative expenses. Selling, general and administrative expenses decreased $1.2 million, or 1.8%, to $64.3 million in fiscal 1999 from $65.5 million in fiscal 1998. Fiscal 1999 costs included expenses of $5.4 million associated with the business combination of Flouroware and Empak and higher information systems costs. These increases were offset by improvements related to headcount reductions and lower incentive compensation. Selling, general and administrative costs, as a percentage of net sales, increased to 26.6% from 24.6% primarily due to the decline in net sales and one-time business combination expenses.

   Engineering, research and development expenses. Engineering, research and development expenses decreased $5.3 million, or 26.9%, to $14.6 million in fiscal 1999 from $19.9 million in fiscal 1998. The decrease was due to lower personnel costs associated with personnel reductions related to the semiconductor downturn, as well as reduced product sampling and development expenditures. Engineering, research and development costs, as a percentage of net sales, decreased to 6.0% from 7.5% due to both increased net sales and reduced costs.

   Interest expense, net. Net interest expense decreased 21.4% to $5.5 million in fiscal 1999 compared to $7.0 million in fiscal 1998. The decrease reflected reduced borrowings.

   Other (income) expense, net. Other income was $1.9 million in fiscal 1999 compared to $0.3 million in fiscal 1998. The increase primarily reflected a $2.0 million difference in foreign currency translation gains.

   Income tax expense. Income tax expense decreased slightly in fiscal 1999 compared to fiscal 1998. Our effective tax rate was 38.8% in fiscal 1999 compared to 25.3% in fiscal 1998, which reflected the benefit of tax deductions related to international operations not recognized in prior years.

   Equity in net (income) loss of affiliates. Our equity in the net loss of affiliates was $1.6 million in fiscal 1999 compared to $0.1 million in fiscal 1998. This decline reflects the operating results of Metron, which reflected many of the same declining industry conditions affecting our results.

   Net income. Net income decreased $7.4 million, or 56.2%, to $5.7 million in fiscal 1999 from $13.1 million in fiscal 1998.

Fiscal Year Ended August 31, 1998 Compared to Fiscal Year Ended August 31, 1997

   Net sales. Net sales decreased $10.7 million, or 3.9%, to $266.6 million in fiscal 1998 from $277.3 million in fiscal 1997. The revenue decline reflected the slowdown experienced in the semiconductor industry in 1998, particularly affecting product sales in the second half of the year. We experienced lower sales in the United States and Asia, which was partly offset by increased sales in Europe. All major product lines were affected.

   Gross profit. Gross profit in fiscal 1998 decreased by $5.5 million to $110.1 million, a decrease of 4.7% from $115.6 million in fiscal 1997. Gross margin for fiscal 1998 was 41.3% of net sales compared to 41.7% in fiscal 1997. The primary factor underlying the slight gross margin decline was the reduced utilization of our production capacity occurring in the second half of fiscal 1998 due to the reduced level of sales and severance costs associated with the reduction in manufacturing personnel which took place in fiscal 1998. An expansion in production capacity in Asia and Europe also contributed to the decrease in gross margin.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased $3.2 million, or 5.1%, to $65.5 million in fiscal 1998 from $62.4 million in fiscal 1997. Higher information systems expenses and severance costs accounted for the increase. Selling, general and administrative costs, as a percentage of net sales, increased to 24.6% from 22.5%, reflecting both the increased costs and lower net sales.

   Engineering, research and development expenses. Engineering, research and development expenses increased $1.9 million, or 10.7%, to $19.9 million in fiscal 1998 from $18.0 million in fiscal 1997. The increase reflected higher personnel, product sampling and development costs. Engineering, research and development costs, as a percentage of net sales, increased to 7.5% from 6.5%, reflecting both the increased costs and lower net sales.

   Interest expense, net. Our net interest expense rose slightly to $7.0 million in fiscal 1998 compared to $6.7 million in fiscal 1997. The increase reflected an increased level of average outstanding borrowings.

   Other (income) expense, net. Other income was $0.3 million in fiscal 1998 compared to other expense of $2.2 million in fiscal 1997. The increase reflected lower foreign currency translation losses in fiscal 1998 and $1.2 million in gains on property and equipment sales in fiscal 1998.

   Income tax expense. Our effective income tax rate was 25.3% in fiscal 1998 compared to 40.2% in fiscal 1997. The lower rate in fiscal 1998 primarily reflected the benefit of tax deductions related to international operations not recognized in prior years.

   Equity in net (income) loss of affiliates. Our equity in the net loss of affiliates was $0.1 million in fiscal 1998, compared to equity in net income of affiliates of $1.8 million in fiscal 1997. This decrease reflected the operating results of Metron, which reflected many of the same declining industry conditions affecting our operating results.

   Net income. Net income decreased $3.9 million, or 22.7%, to $13.1 million in fiscal 1998 from $16.9 million in fiscal 1997.

Quarterly Results of Operations

   The following tables present consolidated statements of operations data in dollars and as a percentage of net sales for the six quarters ended February 28, 2000. In management's opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. All adjustments which management considers necessary for the fair presentation of the unaudited information have been included in the quarters presented. The results for any quarter are not necessarily indicative of the results to be expected for the entire year or any future period. For example, our results were positively affected in the first quarter of fiscal 2000 by the $5.4 million gain recognized on the sale of approximately 612,000 of Metron stock in its initial public offering in November 1999.

                                Fiscal Year 1999              Fiscal Year 2000
                         -----------------------------------  -----------------
Statement of Operations    Q1        Q2       Q3       Q4       Q1        Q2
Data:                    -------   -------  -------  -------  -------  --------
Net sales............... $51,467   $60,124  $60,585  $69,777  $71,816  $ 84,846
                         -------   -------  -------  -------  -------  --------
Gross profit............  17,091    22,473   24,737   29,545   31,784    39,618
Selling, general and
 administrative
 expenses...............  14,110    14,786   13,897   21,543   15,366    19,596
Engineering, research
 and development
 expenses...............   4,379     3,192    3,345    3,649    3,288     2,946
                         -------   -------  -------  -------  -------  --------
Operating profit
 (loss).................  (1,398)    4,495    7,496    4,353   13,130    17,076
                         -------   -------  -------  -------  -------  --------
Net income (loss)....... $(1,650)  $ 1,750  $ 2,433  $ 3,197  $12,045  $ 11,068
                         =======   =======  =======  =======  =======  ========
Percentage of Net Sales    Q1        Q2       Q3       Q4       Q1        Q2
Data:                    -------   -------  -------  -------  -------  --------
Net sales...............   100.0 %   100.0%   100.0%   100.0%   100.0%    100.0%
                         -------   -------  -------  -------  -------  --------
Gross profit............    33.2      37.4     40.8     42.3     44.3      46.7
Selling, general and
 administrative
 expenses...............    27.4      24.6     22.9     30.9     21.4      23.1
Engineering, research
 and development
 expenses...............     8.5       5.3      5.5      5.2      4.6       3.5
                         -------   -------  -------  -------  -------  --------
Operating profit
 (loss).................    (2.7)%     7.5%    12.4%     6.2%    18.3%     20.1%
                         -------   -------  -------  -------  -------  --------
Net income (loss).......    (3.2)%     2.9%     4.0%     4.6%    16.8%     13.0%
                         =======   =======  =======  =======  =======  ========

   Over the past six quarters, we have generally reported improved net sales and net income. These results reflect improved conditions in the semiconductor industry and increased sales of all product lines. Gross profits have increased throughout fiscal 1999 and into fiscal 2000 due to higher sales, improved utilization of our product capacity and a more favorable product sales mix. Selling, general and administrative expenses were impacted in the quarter ended August 1999 by $5.4 million associated with the business combination. Many of our customers have upgraded their facilities in the second quarter of fiscal 2000, which resulted in a significant increase in the sale of wafer management products. We expect a charge of approximately $1.5 million in the fourth quarter of fiscal 2000 due to the early extinguishments of a portion of our long-term debt, which will be possible due to the proceeds of our initial public offering.

   Our quarterly results of operations have been, and will likely continue to be, subject to significant fluctuations due to a variety of factors, including, among others:

  . economic conditions in the semiconductor industry;

  . size, timing and shipment of customer orders;

  . timing of announcements or introductions by us or our competitors of product upgrades or enhancements;

  . exchange rate fluctuations;

  . price competition;

  . our ability to design, introduce and manufacture new products on a cost effective and timely basis; and

  . other factors, a number of which are beyond our control.

Liquidity and Capital Resources

   We have historically financed our operations and capital requirements through cash flow from operating activities, long-term loans, and lease financing (some of which are secured by property and equipment) and borrowings under domestic and international short-term lines of credit.

   Operating activities. Cash flow provided by operations for the six-month period ended February 28, 1999 was $13.3 million and for the six-month period ended February 28, 2000 was $24.2 million. The increase was primarily due to increased net income partly offset by higher working capital required to fund increased accounts receivable levels.

   Cash flow provided by operating activities totaled $43.4 million in fiscal 1999, $45.9 million in fiscal 1998 and $28.5 million in fiscal 1997. Net income and noncash charges primarily accounted for the cash flow generated by operations. Fiscal 1998 and 1999 operating cash flows also benefited from reductions in working capital, while increases in working capital reduced the cash flow from operations in fiscal 1997.

   Investing activities. Cash flow used in investing activities was $4.7 million for the six-month period ended February 28, 1999 and $3.5 million for the six-month period ended February 28, 2000. Acquisitions of property and equipment totalled $5.2 million for the six-month period ended February 28, 1999 and $7.3 million for the six-month period ended February 28, 2000. Significant capital expenditures in fiscal 2000 include additions of manufacturing equipment and the upgrading of information systems throughout the organization.

   Cash flow used in investing activities totaled $46.3 million in fiscal 1997, $34.0 million in fiscal 1998 and $9.3 million in fiscal 1999. Acquisitions of property and equipment totaled $44.9 million in fiscal 1997, $33.5 million in fiscal 1998 and $10.1 million in fiscal 1999. Most of our capital expenditures are for new facilities, manufacturing equipment and computer and communications equipment. We continue to upgrade and integrate our management information and financial reporting systems. We plan capital expenditures of approximately $20 million during 2000.

   Financing activities. Financing activities in the six months ended February 28, 1999 used cash of $12.9 million and in the six months ended February 28, 2000 used $12.0 million, as we eliminated our use of domestic short-term borrowings and made scheduled payments on our long-term borrowing and capital lease obligations. In the six months ended February 28, 2000 we also used $8.3 million to redeem shares of common stock.

   Cash provided by financing activities totaled $17.9 million in fiscal 1997, while cash used by financing activities was $14.9 million in fiscal 1998 and $27.1 million in fiscal 1999. In fiscal 1997, new borrowings exceeded payments on existing debt by $19.7 million. This increase in debt was required because cash flow from operating activities was not adequate to cover the high level of investing activities taking place that year. In fiscal 1998 and fiscal 1999, we were able to pay down outstanding debt with cash flow from operations not used for investing purposes. We also repurchased common shares for $2.2 million in fiscal 1997, $2.6 million in fiscal 1998, $1.1 million in fiscal 1999 and $8.3 million in the six months ended February 2000, primarily in connection with the redemption of common stock from our Employee Stock Ownership Plan.

   Our sources of available funds as of February 28, 2000 were comprised of $25.0 million in cash and cash equivalents and credit facilities. We have unsecured revolving commitments with two commercial banks with aggregate borrowing capacity of $30.0 million, with no borrowings outstanding at February 28, 2000. We also have lines of credit, equivalent to an aggregate $12.0 million with six international banks, which provide for borrowings of Deutsche marks, Malaysia ringgits and Japanese yen for our overseas subsidiaries. Borrowings outstanding on these lines of credit were $8.0 million at February 28, 2000.

   We believe that our cash and cash equivalents, cash flow from operations and available credit facilities, together with the proceeds of the public offering, will be sufficient to meet our working capital and investing requirements for the next twelve months. However, our future growth, including potential acquisitions, may require additional funding, and from time to time we may need to raise capital through additional equity or debt financing. If we were unable to obtain this additional funding, we might have to curtail our expansion or acquisition plans. There can be no assurance that any such financing would be available to us on commercially acceptable terms.

Recently Issued Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended, requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for us beginning in the first quarter of fiscal 2001. We are currently assessing the impact of SFAS No. 133 on our consolidated financial position, results of operations and cash flows.

Quantitative and Qualitative Disclosure About Market Risks

   Our principal market risks are sensitivities to interest rates and foreign currency exchange rates. Our exposure to interest rate fluctuations is not significant. Most of our outstanding debt at February 28, 2000 carried fixed rates of interest. All of our short-term investments are debt instruments that mature in three months or less.

   We use derivative financial instruments to manage foreign currency exchange rate risk associated with the sale of products from the United States when such sales are denominated in currencies other than the U.S. dollar. The cash flows and earnings of our foreign-based operations are subject to fluctuations in foreign exchange rates. A hypothetical 10% change in the foreign currency exchange rates would increase or decrease our net income by approximately $2 million.

   Our cash flows and earnings are also subject to fluctuations in foreign exchange rates due to investments in foreign-based affiliates. Investments in affiliates include our 20.8% interest in Metron and our 30.0% interest in FJV (Korea) Ltd. Metron attempts to limit its exposure to changing foreign currency exchange rates through operational and financial market actions. Products are sold in a number of countries throughout the world resulting in a diverse portfolio of transactions denominated in foreign currencies. Metron manages certain short-term foreign currency exposures by the purchase of forward contracts to offset the earnings and cash flow impact of foreign currency denominated receivables and payables.

   Our investment in Metron is accounted for by the equity method of accounting and has a carrying value on the balance sheet of approximately $13.3 million. The fair value of Metron is subject to stock market fluctuations. Based on the closing stock price of Metron on February 28, 2000, the fair value of our investment in Metron was approximately $65.2 million.

Impact of Inflation

   Our financial statements are prepared on a historical cost basis, which does not completely account for the effects of inflation. However, since the cost of about three-quarters of our inventories is determined using the last-in, first-out (LIFO) method of accounting, cost of sales, except for depreciation expense included therein, generally reflects current costs. The cost of polymers, our primary raw material, was essentially unchanged from a year ago. We expect the cost of resins to remain stable in the foreseeable future. Labor costs, including taxes and fringe benefits, rose modestly in fiscal 1999, and a moderate increase also can be reasonably anticipated for fiscal 2000.

                                    BUSINESS

Overview

   We are a leading provider of materials management solutions to the microelectronics industry including, in particular, the semiconductor manufacturing and disk manufacturing markets. Our materials management solutions for the semiconductor industry assure the integrity of materials as they are handled, stored, processed and transported throughout the semiconductor manufacturing process, from raw silicon wafer manufacturing to packaging of completed integrated circuits. These solutions enable our customers to protect their investment in work-in-process and finished devices by facilitating the safe handling, purity and precision processing of the critical materials used in their manufacturing process.

   With over 10,000 standard and customized products, we believe we provide the most comprehensive portfolio of materials management products to the microelectronics industry. Our materials management products, such as wafer shippers, wafer transport and process carriers, pods and work-in-process boxes, preserve the integrity of wafers as they are transported from wafer manufacturers to semiconductor manufacturers, processed into finished wafers and integrated circuits and subsequently tested, assembled and packaged. We also provide chemical delivery products, such as valves, fittings, tubing, pipe and containers, that assure the consistent and safe delivery and storage of sophisticated chemicals between chemical manufacturers and semiconductor manufacturers' point-of-use.

   We sell our products worldwide to over 1,000 customers, who represent a broad base of leading suppliers to the microelectronics industry. Our customers in the semiconductor industry include wafer manufacturers, chemical suppliers, equipment manufacturers, device manufacturers and assemblers. Our semiconductor customers include Amkor/Anam, Applied Materials, Arch Chemicals, IBM, Infineon, Intel, Texas Instruments and TSMC. Our customers in data storage manufacturing include HMT, IBM, Komag and Seagate Technology. International sales represented approximately 45.1% of our sales in fiscal 1998, 47.9% of our sales in fiscal 1999 and 47.7% of our sales in the six months ended February 28, 2000. We provide our customers with a worldwide network of sales and support personnel, which enable us to offer local service to our global customer base and assure the timely and cost-effective delivery of our products.

Industry Background

   Semiconductors, or integrated circuits, are the building blocks of today's electronics and the backbone of the information age. The market for semiconductors has grown significantly over the past several years. This trend is expected to continue due to rapid growth in Internet usage and the continuing demand for applications in data processing, wireless communications, broadband infrastructure, personal computers, handheld electronic devices and other consumer electronics. As integrated circuit performance has increased and the size and cost have decreased, the use of semiconductors in these applications has grown significantly. According to the Semiconductor Industry Association, or SIA, worldwide semiconductor revenues grew by 14.7% in 1999 to $144.1 billion, and is expected to grow at a compound annual growth rate of 17.5% over the next three years to $233.6 billion in 2002.

   The semiconductor materials industry is comprised of a wide variety of materials and consumables that are used throughout the semiconductor production process. The extensive and complex process of turning bare silicon wafers into finished integrated circuits is dependent upon a variety of materials used repeatedly throughout the manufacturing process, such as silicon, chemicals, gases and metals. The handling of these materials during the integrated circuit manufacturing process requires the use of a variety of products, such as wafer shippers, wafer transport and process carriers, fluid and gas handling components and integrated circuit trays. Semiconductor unit volume is the primary driver of the demand for these materials and products because they are used or consumed throughout the production process and many are replenished or replaced on a regular basis. While influenced by capacity expansion, the semiconductor materials and materials management industries are less cyclical than the semiconductor capital equipment industries.

   Semiconductor Manufacturing Process

   Semiconductor manufacturing is highly complex and consists of two principal segments: front-end and back-end processes. The front-end process begins with the delivery of raw wafers from wafer manufacturers to semiconductor manufacturers. After the wafers are shipped to semiconductor manufacturers, they are processed into finished wafers. During the front-end process, raw wafers undergo a series of highly complex and sensitive manufacturing steps, during which a variety of materials, including chemicals and gases, are introduced. Once the front-end manufacturing process is completed, finished wafers are transferred to back-end manufacturers or assemblers. The back-end semiconductor manufacturing process consists of test, assembly and packaging of finished wafers into integrated circuits. Materials management products, such as wafer shippers, wafer transport and process carriers, fluid and gas handling components and integrated circuit trays, facilitate the storage, transport, processing and protection of wafers through these front-end and back-end manufacturing steps. Semiconductor manufacturing has become more complex in recent years as new technologies have been introduced to enhance device performance and as larger wafer sizes have been introduced to increase production efficiencies. Increased processing complexity adds significantly to the cost of constructing and equipping a wafer manufacturing facility, or fab, which can now exceed $2 billion.

   As a result of the growing cost and complexity of manufacturing integrated circuits, semiconductor manufacturers have increasingly focused on improving productivity in their manufacturing facilities. In the 1970s, yield management techniques such as process monitoring and in-line testing were introduced to the semiconductor manufacturing process. These techniques were widely adopted in the 1980s and 1990s. Automation was introduced to semiconductor manufacturing facilities in the 1980s in an effort to improve efficiency. Because of the widespread use of these technologies, significant productivity gains have already been realized.

   Materials Management Focus

   In an effort to realize continued productivity gains, semiconductor manufacturers have become increasingly focused on materials management solutions that enable them to safely store, handle, process and transport materials throughout the manufacturing process to minimize the potential for damage or degradation to their materials and to protect their investment in processed wafers. Wafer processing can involve as many as 500 steps and take up to six weeks. As a result, a batch of 25 fully processed wafers can cost more than $1 million. Since significant value is added to the wafer during each successive manufacturing step, it is essential that the wafer be handled carefully and precisely to minimize damage. In addition, materials handling products must meet exact specifications each and every time or valuable wafers can be damaged. For example, in the case of wafer carriers, precise wafer positioning, highly reliable and predictable cassette interface dimensions and advanced materials are crucial. The failure to prevent damage to wafers can severely impact integrated circuit performance, render an integrated circuit inoperable or disrupt manufacturing operations. Thus, semiconductor manufacturers are seeking to:

  . minimize contamination--semiconductor processing is now so sensitive that ionic contamination in certain processing chemicals is measured in parts per trillion;

  .  protect semiconductor devices from electrostatic discharge and shock;

  .  avoid process interruptions;

  . prevent damage or abrasion to wafers and materials during automated processing caused by contact with other materials or equipment;

  . prevent damage due to abrasion or vibration of work-in-process and finished goods during transportation to and from customer and supplier facilities; and

  . eliminate the dangers associated with handling toxic chemicals-- according to Rose Associates, the semiconductor industry will use over 100 million gallons of extremely corrosive chemicals in 2000 alone.

   The importance of efficiently managing materials throughout the manufacturing process and the need to protect wafers have been officially recognized by the Semiconductor Equipment and Materials International (SEMI) organization, a leading industry trade organization. SEMI has included the need to eliminate these risks in SEMI's official standards publication.

   The need for efficient and reliable materials management is particularly important as new materials are introduced and as 300mm semiconductor wafer manufacturing becomes a more prevalent manufacturing technology. These 300mm wafers are increasingly larger, more costly and more complex, and thus are more vulnerable to damage or contamination. In addition, new materials as well as increased wafer size and circuit shrinkage create new contamination and material compatability risks. These trends will present new and increasingly difficult shipping, transport, process and storage challenges.

   The semiconductor materials industry and the materials management industry are highly fragmented and are served by a variety of providers, consisting of divisions within large corporations and smaller companies that target niche markets or specific geographic regions. Semiconductor manufacturers require materials management providers that demonstrate a deep knowledge of materials management and semiconductor manufacturing, have a track record of reliability, offer a broad product line and have the ability to support and service customer needs worldwide.

The Entegris Solution

   We are a leading provider of materials management solutions that assure the integrity of materials as they are handled, stored, processed and transported throughout the semiconductor manufacturing process, from raw silicon wafers to completed integrated circuits. Among other things, our comprehensive portfolio of products enable:

  . secure transport of materials, including chemicals and raw silicon wafers, from suppliers to the fab;

  .  storage, handling and transport of wafers throughout fab processing;

  .  storage, mixing and distribution of chemicals throughout fab processing;

  .  delivery of finished wafers to test, assembly and packaging facilities;
     and

  . safe handling of integrated circuit packages and bare die at the test, assembly and packaging facilities.

We also apply our materials integrity expertise within other markets in the microelectronics industry, such as the data storage market.

   Our customers benefit from our comprehensive product line, advanced manufacturing capabilities, extensive polymer expertise, industry and applications knowledge and worldwide infrastructure.

   Comprehensive Product Line

   With over 10,000 products, we believe that we offer the broadest product offering of materials management solutions for the microelectronics manufacturing industry. In the last eighteen months, we have released more than 100 new products, including front opening unified pods, or FOUPs, and 500 derivative products. In the semiconductor industry, we offer products to ship, process, test and store wafers before, during and after the integrated circuit manufacturing process. We also offer a complete product line to transport, process, store and ship chemicals used in the semiconductor manufacturing process. In the data storage market, we offer a broad range of products to transport and handle magnetic hard disk drives, read/write heads and optical and compact disks.

   Advanced Manufacturing Capabilities

   We have a wide range of advanced polymer manufacturing capabilities that use a variety of mold designs to produce high precision products, often in cleanroom facilities. Our polymer capabilities include:

  .  injection molding

  .  rotational molding

  .  blow molding

  .  extrusion

  .  machining

  .  welding and flaring

  .  sheet lining

  .  over-molding

  .  insert molding and

  .  prototyping

   These capabilities, coupled with our strengths in advanced tool design and mold-making, high volume manufacturing, quality assurance and polymer reclaiming, enable us to be a leader in our markets.

   Extensive Polymer Expertise

   We have extensive research experience with the advanced polymer materials used in our products. We have expertise in:

  .  material evaluation

  .  analytical chemistry

  .  polymer blending and

  .  quality assurance techniques

   We understand the properties of advanced polymers, how they interact with other materials used in the semiconductor manufacturing process and how they address the varying conditions of the manufacturing process.

   Industry and Applications Knowledge

   Throughout our 34-year history, we have worked closely with semiconductor and hard disk drive manufacturers and materials suppliers to accumulate considerable insight into the increasingly complex manufacturing requirements of the semiconductor and data storage markets. This insight allows us to more effectively target our research and development toward products that satisfy our customers' manufacturing requirements. Our industry knowledge encompasses:

  .  contamination control

  .  electrostatic discharge protection and

  .  cleanroom manufacturing

   This industry knowledge has enabled us to serve as a leader in developing industry standards. Our ability to characterize and test products allows us to understand the interaction of our products with wafers in our customers' manufacturing process in order to ensure superior performance while reducing the risk of damage.

   Worldwide Infrastructure

   Our worldwide infrastructure positions us in every major region of the world where semiconductor manufacturing takes place. Our manufacturing operations and support offices in the United States, Europe and Asia enable us to offer local service, the timely and cost-effective delivery of our products and the capacity to meet customer requirements. We offer customer service 24 hours a day, 7 days a week.

Entegris' Strategy

   Our objective is to build upon our leadership in materials management solutions for semiconductor device, equipment and materials suppliers, as well as apply our expertise to the growing materials management needs of other markets. The key elements of our strategy to achieve this objective are:

   Expand Technological Leadership

   Since our inception, we have been an innovator in materials management solutions for the semiconductor industry. For example, our chemical delivery product line represents a number of industry firsts, including:

  .  the first perfluoroalkoxy, or PFA, fusion-bonded piping

  .  the first valves with no metal parts in the fluid stream

  . the first nonmetallic capacitive sensors to successfully perform in harsh environments at high temperatures and

  .  the first pinch valve.

   Additionally, we are a leading designer and manufacturer of 300mm materials management solutions with products such as FOUPs, and reduced-pitch front opening shipping boxes, or FOSBs. We will continue to expand the scope of our technology leadership by:

  .  identifying viable new polymers for materials management applications

  . developing innovative product designs and advanced processes for molding difficult materials and

  . aiding the industry in establishing manufacturing standards for materials management products.

   Broaden Product Offering

   Although we offer a comprehensive line of more than 10,000 products, we believe that there is significant potential for sales of new products and solutions in the semiconductor and data storage markets and within the broader microelectronics industry including, among others:

  .  new products and solutions for the emerging 300mm wafer market;

  .  upgrading 200mm fabs with new and improved products;

  . new products and solutions to store, mix, handle and transport ultra-pure and corrosive chemicals used in the semiconductor manufacturing process; and

  . new products and solutions in the area of testing, storing and shipping finished integrated circuits.

We are committed to developing new products through both internal research and development and strategic acquisitions.

   Enhance Relationships with Customers and Suppliers

   For over three decades, we have cultivated our relationships with our key customers and suppliers. We work closely with our customers during the engineering and design phase to identify and respond to their requests for future generation products. For example, our application engineers work closely with key original equipment manufacturers, or OEMs, to assure that our products are designed to interface smoothly with their equipment. In addition, we enjoy long-standing collaborative relationships with key suppliers, which provide us with technical information and access to new or improved materials. We will continue to emphasize these collaborative relationships with customers and suppliers in order to develop new and enhanced products.

   Expand in Japan

   We believe that further penetration of the Japanese market is critical to our growth. Five of the world's seven largest wafer manufacturers are headquartered in Japan. We have maintained a manufacturing and sales presence in Japan since the 1970s through licensing arrangements, joint venture injection molding operations and a joint venture sales company, which has allowed us to develop strategic relationships and an understanding of the Japanese market. To increase our presence in Japan, we intend to expand our local manufacturing operations, introduce new products, expand our marketing initiatives and pursue strategic acquisitions.

   Pursue Selective Acquisitions

   Although we currently have no agreements or commitments to acquire any business, we intend to pursue selective acquisitions to complement our growth. Our goal is to acquire businesses that will strengthen our position in our targeted markets, enhance our technology base, increase our manufacturing capability and our product offerings and expand our geographic presence. Expanding our business in key market segments could strengthen our presence with existing customers and provide access to new customers who seek a global service provider for their materials management needs.

   Expand into New Industries

   We believe that our materials management expertise can be applied outside the microelectronics industry to a variety of industries that use sophisticated manufacturing processes and have critical materials management needs. For example, in the biopharmaceutical industry, we are seeking to apply our expertise to live bacteria drug manufacturing, which is a metal-sensitive process enabled by our polymer expertise and products. We are also pursuing other growth opportunities in the chemical processing and medical device markets.

Markets and Products

   With over 10,000 standard and customized products, we believe that we provide the most comprehensive portfolio of materials management solutions to the microelectronics industry. Our product lines address both the semiconductor and the data storage manufacturing markets. During the front-end semiconductor manufacturing process, we provide materials management products and services that preserve the integrity of wafers as they travel from wafer manufacturers to semiconductor manufacturers. As the wafers are subsequently processed, we provide wafer transport products that reliably interface with automated processing equipment. We also provide products that safely deliver processing chemicals from chemical manufacturers to containers at the fab and then from containers to process equipment within the fab. During the back-end semiconductor manufacturing process, we provide products that transport and handle completed integrated circuits during testing, assembly and packaging. Furthermore, we provide products that prevent degradation and damage to magnetic hard disk drives and read/write heads as they are processed and shipped.

   The following table summarizes the breadth of our materials management product offerings.

                      Representative   Product               Enabling
Process               Products         Description           Function
-------               --------------   -----------           --------
MICROELECTRONICS
Semiconductor
  Front-End:
    Wafer Manu-       o Ultrapak(R)    Transport and storage Preserves the
    facturing         o Crystalpak(R)  products and systems  integrity of raw
                      o FabFit300(TM)  for 100, 125, 150,    wafers during
                                       200 and 300mm         shipment from
                                       raw wafers            wafer manufacturers
                                                             to semiconductor
                                                             manufacturers
    Wafer Handling    o KA250(R)       Pods, carriers and    Holds and positions
                      o F300 FOUP      work-in-process       wafers during
                                       boxes for 100, 125,   processing
                                       150, 200, and 300mm   including precise
                                       process wafers        interfaces with
                                                             automation and
                                                             manufacturing
                                                             equipment
    Chemical Delivery o Valves:        High purity           Provides consistent
                        Integra(R),    corrosion resistant   and safe delivery
                        Dymak(R),      fluid handling        of sophisticated
                        Accuflo(TM)    components for        chemicals from
                      o Fittings:      chemical transport    chemical manu-
                        Flaretek(R),   and bulk storage      facturers to semi-
                        Galtek(R),                           conductor manufac-
                        Quikgrip(R)                          turers' point-of-
                      o Tubing:                              use
                        FluoroLine(R)
                      o Pipes:
                        PUREBOND(R)
                      o Containers:
                        FluoroPure(R)
  Back-End:
    Test, Assembly
    and Packaging     o 1120/1144 Bare Transport, handling   Preserves the
                        Die Trays      and storage systems   integrity of wafers
                      o JEDEC/Matrix   for wafer, bare die,  and die during
                        Trays          single die, in        transportation to
                                       process die, and      back-end opera-
                                       packaged die          tions by avoiding
                                                             electrostatic
                                                             discharge and
                                                             contamination
Microelectronics
  Disk Manu-          o Disk Shipper   Trays and carriers    Prevents degrada-
  facturing           o Read/Write     for read/write and    tion and damage to
                        Head Trays     disk processing and   critical data
                                       shipping in all       storage components
                                       sizes and
                                       substrates
OTHER
  Biopharmaceutical,
    Tele-
    communications,
    Medical and Other o Cynergy(R)     Wide variety of       Enables new
                      o Filter Housing custom designed       technologies and
                        and Components and molded products   applications such
                      o Micro-molded   for use in high       as live bacteria
                        Parts          technology            manufacturing tech-
                                       applications          niques and minia-
                                       including fluid       turization for
                                       transfer and          telecommunications
                                       sophisticated
                                       medical devices

   Semiconductor Manufacturing: Front-End

   Wafer Manufacturing Products. We are a leading provider of critical shipping products that preserve the integrity of raw silicon wafers as they are transported from wafer manufacturers to semiconductor manufacturers. We lead the market with our extensive, high volume line of UltraPak(R) and CrystalPak(R) products which are supplied to wafer manufacturers in a full range of sizes covering 100, 125, 150 and 200mm wafers. The UltraPak(R) was first introduced in the mid 1980s. It is made of a proprietary blend of polypropylene and is the market leader in wafer shipping boxes. The CrystalPak(R) was introduced in the early 1990s as a reusable wafer shipping box and is made of a proprietary blend of polycarbonate. Continuing our technological leadership in the market, we offer the FabFit300(TM) for the transportation and automated interface of 300mm wafers. We offer a complete shipping system, including both wafer shipping containers as well as secondary packaging that provide another level of protection for wafers. This 300mm wafer system reduces the cleaning, shipping and storage costs for semiconductor manufacturers and allows them to optimize the use of their premium cleanroom space.

   Wafer Handling Products. We believe that we are a market leader in wafer handling products. We offer a wide variety of products that hold and position wafers as they travel to and from each piece of equipment used in the automated manufacturing process. These specialized carriers provide precise wafer positioning, wafer protection and highly reliable and predictable cassette interfaces in automated fabs. Semiconductor manufacturers rely on our products to improve yields by protecting wafers from abrasion, degradation and contamination during the manufacturing process. We provide standard and customized products that meet the full spectrum of industry standards and customers' wafer handling needs including FOUPs, wafer transport and process carriers, pods and work-in-process boxes. To meet our customers' varying wafer processing and transport needs, we offer wafer carriers in a variety of materials and in sizes ranging from 100mm through 300mm.

   Chemical Delivery Products. Chemicals spend most of their time in contact with fluid storage and management distribution systems, so it is critical for fluid storage and handling components to resist these chemicals and avoid contributing contaminants to the fluid stream. We offer chemical delivery products that allow the consistent and safe delivery of sophisticated chemicals from the chemical manufacturer to the point-of-use in the semiconductor fab. Most of these products are made from perfluoroalkoxy or PFA, a fluoropolymer resin widely used in the industry because of its high purity and inertness to chemicals. The innovative design and reliable performance of our products and systems under the most stringent of process conditions has made us a recognized leader in high purity fluid transfer products and systems.

   Both semiconductor manufacturers and semiconductor OEMs use our chemical delivery products and systems. Our comprehensive product line provides our customers with a single source provider for their chemical storage and management needs throughout the manufacturing process.

   Our chemical delivery products include:

  . Valves. We offer the Integra(R), Dymak(R) and Accuflo(TM) valves, each of which were first in their respective applications. Our Integra(R) valve was the first to feature no external metal parts, which can corrode and pose a safety hazard when managing aggressive chemicals. Our Dymak(R) valve is the first PFA pinch valve designed for chemical mechanical polishing, or CMP, slurries, bulk chemical distribution and other high flow applications. The all-PFA pinch element allows greater resistance to chemical corrosion and offers lower particle generation than competing valves. Our Accuflo(TM) metering valve is the first to be molded entirely from PFA, which provides enhanced control for a broad range of applications.

  . Fittings. We provide fittings that have become the industry standard for high purity chemical resistance. We offer three styles of fittings:
     Flaretek(R), Quikgrip(R) and Galtek(R) fittings. Our Flaretek(R) fittings feature a flare design that combines leak-free performance with minimum dead volume. All of the wetted surfaces of our fittings products are Teflon(R) PFA, chosen for its resistance to corrosion and wear in the semiconductor processing environment. Our Quikgrip(R) fitting has a gripper design that features easy, user-friendly assembly. Additionally, our Galtek(R) fittings represent the industry's first all PFA fitting featuring an integral ferrule design for strength along with chemical resistance features.

  . Tubing. We offer three grades of FluoroLine(R) PFA tubing, which address our customers' needs ranging from industrial to ultra high purity applications.

  . Pipe. Our PUREBOND(R) fusable piping components provide leak-free piping systems by fusion bonding over rigid pipe and components. Our patented method for joining PFA components allows flexibility of design and assembly of fluid delivery systems. We offer many component configuration sizes ranging from 1/4 inch to 2 inch inner diameters, meeting a wide range of customer design requirements.

  . Chemical Containers. We offer a broad spectrum of chemical transport and storage containers that help ensure the safe delivery of sophisticated chemicals from chemical manufacturers to the semiconductor manufacturers' point-of-use. Our containers are well suited for the microelectronics industry because they help minimize contamination of chemicals to concentrations of parts per billion and parts per trillion. Our sheet lining process allows us to provide containers for bulk chemical storage and shipment of up to 19,000 liters. We offer a wide variety of container types including drums, pressure vessels, intermediate bulk containers, custom containers and bottles. In addition, we provide our patented quick connect system, which enables safe, risk-free connections for chemical container change-outs.

  . Custom Fabricated Products. We offer a wide variety of custom-molded, welded or fabricated fluid products, including custom valves, fittings, filter housings, caps, closures, flanges and tanks. We manufacture these custom products to meet stringent standards of consistency and safety by offering a variety of high performance, chemically resistant materials.

   Some of our valves fall within the scope of United States export licensing regulations pertaining to products that could be used in connection with chemical weapons processes. These regulations require us to obtain licenses to ship some of our products to customers in certain countries, and we routinely apply for and obtain export licenses. The applicable export licensing regulations frequently change. Moreover, the types and categories of products that are subject to export licensing are often described in the regulations in general terms and could be subject to differing interpretations.

   We are currently cooperating with the United States Department of Commerce to clarify our licensing practices and to review our practices with respect to prior sales of our valve products to customers in Taiwan and Israel. While the Department of Commerce review is pending, we have been applying for export licenses for ongoing orders for our valves from customers in Taiwan and Israel, and the Department of Commerce has been granting licenses for these sales.

   Semiconductor Manufacturing: Back-End

   Test, Assembly and Packaging Products. Rapidly changing packaging strategies for semiconductor applications are creating new materials management challenges for back-end manufacturers. We offer chip and matrix trays as well as shippers and carriers for thinned wafers, bare die handling and integrated circuits. Our materials management products are compatible with industry standards and available in a wide range of sizes with various feature sets. Our standard trays offer dimensional stability and permanent electrostatic discharge protection. Our trays also offer a number of features including:

  .  custom designs to minimize die movement and contact;

  . shelves and pedestals to minimize direct die contact, special pocket features to handle various surface finishes to eliminate die sticking; and

  .  other features for automated or manual die placement and removal.

   In addition, we support our product line with a full range of accessories to address specific needs such as static control, cleaning, chip washing and other related materials management requirements. To better address this market, we have established ictray.com, a website which allows new and existing customers to select from our full range of standard and custom integrated circuit trays.

   Hard Disk Drive Manufacturing

   Disk Manufacturing Products. Like the semiconductor industry, the data storage market continues to face new challenges and deploy new technologies at an accelerating rate. We provide materials management products and solutions to manage two critical sectors of this industry: magnetic disks and the read/write heads used to read and write today's higher density disks. Because both of these hard disk drive components are instrumental in the transition to more powerful storage solutions, we offer products that carefully protect and maintain the integrity of these components during their processing, storage and shipment. Our product offerings for magnetic hard disk drives include:

  .  process carriers

  .  boxes

  .  packages

  .  tools and

  .  shippers for aluminum and other disk substrates.

   Our optical hard disk drive products include:

  .  stamper cases

  .  process carriers

  .  boxes and

  .  glass master carriers.

   Our read/write head products include:

   .  transport trays

   .  carriers

   .  handles

   .  boxes

   .  individual disk substrate packages and

   .  accessories.

   Other Industries

   We offer our extensive polymer molding expertise to customers outside the microelectronics industry, such as the biopharmaceutical, medical and telecommunications industries. We work with our customers in these industries to develop specialized components and assemblies that meet their stringent specifications for close tolerances and cleanliness. We offer a wide variety of services and capabilities to these customers, including:

  .materials research

  .parts design

  .mold design

  .manufacturing

  .molding

  .assembly and

  .final testing

   The following table sets forth for the fiscal years indicated our net sales derived from the sale of semiconductor manufacturing products, disk manufacturing products and other products.

                                                               1997  1998  1999
                                                               ----  ----  ----
        Semiconductor manufacturing products..................  74%   75%   76%
        Disk manufacturing products...........................  22%   20%   20%
        Other products........................................   4%    5%    4%
                                                               ---   ---   ---
                                                               100%  100%  100%
                                                               ===   ===   ===

Customers

   We have over 1,000 customers in North America, Europe and Asia, including every major semiconductor manufacturer in the world. No single end-customer accounts for over 5% of our sales. We provide products and solutions primarily to semiconductor manufacturers and semiconductor equipment manufacturers, chemical materials suppliers and data storage manufacturers. The following table sets forth a list of major customers in each of the markets in which we operate.


           Semiconductor Wafer
              Manufacturing

Microelectronics
       and
  Semiconductor
    Materials


Mitsubishi Silicon     Sumitomo Metals
MEMC                   Wacker Siltronic
Shin Etsu Handotai
 (SEH)

Arch Chemicals         Millipore
Ashland                Pall
BOC Edwards

              Semiconductor Device Manufacturing and Assembly

              Semiconductor Device Manufacturing and Assembly

  AMD                    Hitachi                LG International       Samsung
  Amkor/Anam             Intel                  Micron Technology      STMicroelectronics
  ASE Test               IBM                    Motorola               Texas Instruments
  Carsem                 Infineon               NEC                    TSMC
  Fujitsu                Lucent                 Philips                UMC

   Semiconductor Equipment Manufacturing

        Data Storage Manufacturing

Applied Materials      SCP Global Technologies
FSI International

Fujitsu                Komag
Hoya                   MMC
HMT                    Seagate Technology
IBM

                           Custom Products for Other Industries

               ADC Telecom                              Guidant
               Boston Scientific                        Medtronic
               Ericsson

Sales and Marketing

   We market and sell our products on a worldwide basis through a network of direct sales personnel, commissioned sales representatives and stocking distributors. Our sales and marketing initiatives in Japan are coordinated through the sales office of Fluoroware Valqua Japan, our majority owned subsidiary. Metron, a global distributor of semiconductor products and services partially owned by Entegris, has broad distribution rights in Europe, and in portions of the United States and Asia.

   International sales accounted for 45.1% of our revenues in fiscal 1998, 47.9% in fiscal 1999 and 47.7% in the six months ended February 28, 2000. The following table summarizes total net sales, based upon the country from which sales were made, and long-lived assets attributed to significant countries for fiscal 1997, fiscal 1998 and fiscal 1999 (in thousands):

                                                        1997     1998     1999
                                                      -------- -------- --------
      Net sales:
        United States................................ $252,230 $217,171 $176,345
        Japan........................................   13,232   19,129   20,337
        Germany......................................   10,103   18,853   26,278
        Malaysia.....................................      818    5,828   12,100
        Korea........................................       --    1,249    2,443
        Singapore....................................      907    4,361    4,449
                                                      -------- -------- --------
                                                      $277,290 $266,591 $241,952
                                                      ======== ======== ========
      Long-lived assets:
        United States................................ $ 95,847 $102,190 $ 84,271
        Japan........................................    7,404    6,044    7,100
        Germany......................................    5,034    7,143    6,484
        Malaysia.....................................    9,807   13,094   12,955
        Korea........................................       25    2,742    5,131
        Singapore....................................    2,037    2,110    1,683
                                                      -------- -------- --------
                                                      $120,154 $133,323 $117,624
                                                      ======== ======== ========

   We support our worldwide sales activities by stocking select products in regional warehouses, which facilitates rapid response to customers' needs. For example, Entegris Europe GmbH is a stocking location for distribution throughout Europe. The worldwide offices of Metron also carry inventories to meet regional demand.

   Direct customer support comes from our five regional service and customer support offices located in the United States, Germany, Japan, Korea and Malaysia. We work with each of our regional service and customer support offices to provide:

   .  regional marketing support

   .  including public relations

   .  collateral development and publication

   .  corporate positioning

   .  advertising

   .  trade show participation and communications.

   Our marketing groups based in the United States support our global marketing strategy, e-business and other initiatives.

Manufacturing

   Our customers rely on our products to assure their materials integrity by providing dimensional precision and stability, cleanliness and consistent performance. Our ability to meet our customers' expectations, combined with our substantial investments in worldwide manufacturing capacity, position us to respond to the increasing materials management demands of the microelectronics industry and other industries that require similar levels of materials integrity.

   To meet our customer needs worldwide, we have established an extensive global manufacturing network with facilities in the United States, Germany, Japan, Malaysia and South Korea. Because we work in an industry where contamination control is paramount, we maintain Class 100 to Class 10,000 cleanrooms for manufacturing and assembly.

   We believe that our worldwide manufacturing operations and our advanced manufacturing capabilities are important competitive advantages. Our advanced manufacturing capabilities include:

  . Injection Molding. Our manufacturing expertise is based on our long experience with injection molding. Using molds produced from computer-aided processes, our manufacturing technicians utilize specialized injection molding equipment and operate within specific protocols and procedures established to consistently produce precision products.

  . Extrusion. Extrusion is the use of heat and force from a screw to melt solid polymer pellets in a cylinder and then forcing the resulting melt through a die to produce tubing and pipe. We have established contamination free on-line laser marking and measurement techniques to properly identify products during the extrusion process and ensure consistency in overall dimension and wall thicknesses.

  . Blow Molding. Blow molding consists of the use of heat and force from a screw to melt solid polymer pellets in a cylinder and then forcing the melt through a die to create a hollow tube. The molten tube is clamped in a mold and expanded with pressurized gas until it takes the shape of the mold. We utilize advanced three-layer processing to manufacture 55 gallon drums, leading to cost savings while simultaneously assuring durability, strength and purity.

  . Rotational Molding. Rotational molding is the placing of a solid polymer powder in a mold, placing the mold in an oven and rotating the mold on two axes so that the melting polymer coats the entire surface of the mold. This forms a part in the shape of the mold upon cooling. We use rotational molding in manufacturing containers up to 5,000 liters. Our rotational molding expertise has provided rapid market access for our current fluoropolymer sheet lining manufacturing business.

  . Sheet Lining. Sheet lining consists of welding thin sheets of polymer into a solid lining that conforms to the shape of a large vessel, such as a tanker truck. We sheet line stainless steel tanks up to 19,000 liters in size through a complex adhesive and welding process that provides customers with purity and strength for the high volume storage and transportation of corrosive chemicals.

  . Machining. Machining consists of the use of computer controlled equipment to create shapes, such as valve bodies, out of solid polymer blocks or rods. Our computerized machining capabilities enable speed and repeatability in volume manufacturing of our machined products, particularly products utilized in chemical delivery applications.

  . Assembly. We have established protocols, flow charts, work instructions and quality assurance procedures to assure proper assembly of component parts. The extensive use of robotics throughout our facilities reduces labor costs, diminishes the possibility of contamination and assures process consistency.

  . Tool Making. We employ more than 100 toolmakers at three separate locations in the United States. Our toolmakers produce the majority of the tools we use throughout the world.


   We have made significant investments in systems and equipment to create innovative products and tool designs. Our pro-engineer CAD equipment allows us to develop three-dimensional electronic models of desired customer products to guide design and tool-making activities. Our pro-engineer CAD equipment also aids in the rapid prototyping of products.

   We also use computer-automated engineering in the context of mold flow analysis. Beginning with a pro-engineer 3D model, mold flow analysis is used to visualize and simulate how our molds will fill. The mold flow analysis techniques cut the time needed to bring a new product to market because of the reduced need for sampling and development. Also, our pro-engineer CAD equipment can create a virtual part with specific geometries, which drives subsequent tool design, tool manufacturing, mold flow analysis and performance simulation.

   In conjunction with our three-dimensional product designs, we use finite element software to simulate the application of a variety of forces or pressures to observe what will happen during product use. This analysis helps us anticipate forces that affect our products under various conditions. The program also assists our product designers by measuring anticipated stresses against known material strengths and establishing proper margins of safety.

Engineering, Research and Development

   We devote a significant portion of our financial and human resources to research and development programs. As of February 28, 2000, we employed approximately 140 people in our worldwide engineering, research and development department. Of these, more than 20 work in our materials and product testing research laboratories, where we conduct general materials research to enhance current products and strengthen our advanced materials knowledge. The other engineering, research and development personnel perform product design and development in response to general market needs as well as specific industry and customer requests. Increasingly, customers ask us to conduct research and development to find materials, products and systems that meet their specific materials handling needs.

   We utilize sophisticated methodologies to develop and characterize our materials and products. Our materials technology lab is equipped to analyze the physical, rheological, thermal, chemical and compositional nature of the polymers we use. Our materials lab includes standard and advanced polymer analysis equipment such as inductively coupled plasma mass spectrometry (ICP/MS), inductively coupled plasma atomic emission spectrometry (ICP/AES), Fourier transform infrared spectroscopy (FTIR) and automated thermal desorption gas chromatography/mass spectrometry (ATD-GC/MS). This advanced analysis equipment allows us to detect contaminants in materials that could harm the semiconductor manufacturing process to levels as low as parts per billion, and in some cases parts per trillion.

   Our capabilities to test and characterize our materials and products are focused on continuously reducing risk to our customers. The majority of our research laboratories are located at our Chaska, Minnesota and Colorado Springs, Colorado facilities. We expect that technology and product research and development will continue to represent an important element in our ability to develop and characterize our materials and products.

Facilities

   We conduct manufacturing operations in facilities strategically positioned throughout the world. Our factory and warehouse facilities adequately meet our production capacity and work flow requirements. Due to significant capital spending over the past several years, we estimate that we are currently operating at approximately 50% of manufacturing capacity and 90% of warehouse capacity. However, we believe that we can easily obtain sufficient warehouse capacity. The table below presents certain information relating to these manufacturing and related warehouse facilities.


    Facility    Square
    Location    Footage  Type of Ownership           Manufacturing Use

  United States
   Minnesota    712,000 6 facilities owned, Injection Molding, Extrusion, Blow
                        2 facilities leased Molding,
                                            Rotational Molding, Tool Making,
                                            Micro-molding,
                                            Sheet Lining
   Colorado     148,000 1 facility owned,   Injection Molding, Tool Making
                        1 facility leased
   California    30,000 1 facility leased   Custom Manufacturing
   Texas         20,000 1 facility leased   Polymer Reclaiming
  Malaysia      105,000 1 facility owned    Injection Molding
  Korea          78,000 1 facility owned,   Injection Molding, Extrusion, Sheet
                        1 facility leased   Lining
  Germany        44,000 1 facility owned    Injection Molding, Extrusion
  Japan          42,000 1 facility owned    Injection Molding

   The table below presents certain information relating to leased facilities.

          State         Square Footage  Lease Termination

  Minnesota--Chaska        124,000      March 31, 2011
  Minnesota--Chanhassen     60,000      August 31, 2001 (1)
  Minnesota--Gaylord        30,000      July 1, 2023
  Colorado--Castle Rock     70,000      September 30, 2005
  California--Upland        30,000      July 31, 2005
  Texas--Pearland           20,000      December 31, 2000
  Korea                     23,000      Indefinite (2)

--------
(1)This property purchased May 1, 2000 for $2,530,000
(2)Lease agreement terminates at end of Joint Venture Agreement

Patents and Proprietary Rights

   We rely on patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our technology. Our goal is to obtain intellectual property protection to maintain our position as a leader in materials management and to give us a competitive advantage in the industry.

   We actively pursue a program of patent applications to seek protection of technologically sensitive features of our materials management products and processes. We conduct extensive research on the patentability of our innovations, the potential infringement on existing patents and the business value of retaining the information as proprietary knowledge. With this information, we determine whether to seek a patent, disclose the information through an industry white paper or maintain the information as a trade secret. Our patent portfolio consists of 95 current U.S. patents, which expire from 2000 to 2018, and 31 pending U.S. patent applications. We regularly seek patent protection outside the United States by filing counterpart applications, principally in Europe, Southeast Asia and Japan. We also pursue trademark registration of our key trademarks in the principal countries where we do business.

   The patent position of any manufacturer, including us, is subject to uncertainties and may involve complex legal and factual issues. Litigation may be necessary in the future to enforce our patents and other intellectual property rights or to defend ourselves against claims of infringement or invalidity. The steps that we have taken in seeking patents and other intellectual property protections may prove inadequate to deter misappropriation of our technology and information. In addition, our competitors may independently develop technologies that are substantially equivalent or superior to our technology.

Competition

   We face substantial competition from a number of companies, some of which have greater financial, marketing, manufacturing and technical resources. We are not aware of any single competitor who offers a comparable breadth of materials management products and services in the microelectronics industry. We compete on the basis of our technical expertise, product performance, advanced manufacturing capabilities, global locations, quality, reliability, established reputation and customer relationships. We believe that we compete favorably on the basis of these factors in each of our served markets.

   Our wafer management product line faces competition largely on a product-by-product basis. We have historically faced significant competition from companies such as Kakizaki, Sanga Flantek, Dainichi and Asyst Technologies. These companies compete with us primarily in 200mm and 300mm applications. Our chemical delivery products also face worldwide competition from companies such as Furon, Parker, Pillar and Gemu. In assembly, packaging and testing of semiconductor and data storage applications, we compete with companies such as Advantek, GEL-Pak, ITW/Camtex, Peak International and 3M. Primary competition for our wafer shipping containers comes from Japanese companies such as SEP and Kakizaki. In the disk shipping and bare and packaged die tray markets, we face competition from regional suppliers.

Employees

   As of February 28, 2000, we had approximately 1,570 full-time employees throughout the world, including 1,030 in manufacturing, 140 in engineering, research and development, including custom product development, and 400 in selling, marketing and general and administrative activities, including customer service, finance and accounting, information technology, human resources and corporate management. Of our full-time employees, 1,280 are located in the United States, 70 are located in Europe and about 220 are located in Asia. None of our employees are covered by a collective bargaining arrangement. We consider our relationship with our employees to be good.

Legal Proceedings

   We are not a party to any material pending legal proceedings.

                                   MANAGEMENT

Executive Officers, Directors and Key Personnel

   The following table sets forth certain information with respect to each of the executive officers and directors of Entegris, as of the date of this prospectus.

Name                     Age                            Position
----                     ---                            --------
Daniel R.
 Quernemoen(1)..........  69 Chairman of the Board
Stan Geyer(1)...........  51 President, Chief Executive Officer and Director
James E. Dauwalter......  48 Executive Vice President, Chief Operating Officer and Director
John D. Villas..........  42 Chief Financial Officer
James A. Bernards(2)....  53 Vice Chairman and Director
Robert J. Boehlke(2)....  58 Director
Mark A. Bongard.........  35 Director
Delmer M. Jensen(1).....  62 Director
Roger D.
 McDaniel(1)(2).........  61 Director

--------
(1) Member of the compensation and stock option committee
(2) Member of the audit committee

   Daniel R. Quernemoen has been Chairman of the board of directors of Entegris since June 1999. Prior to that time, Mr. Quernemoen had been the Chairman of the board of directors of Fluoroware since August 1987 and a member of its board since 1970. Mr. Quernemoen was also Chief Executive Officer of Fluoroware from 1982 to 1996 and President from 1980 to 1982. Mr. Quernemoen is a member of the board of directors of SEMI and the Wallestad Foundation, a private non-profit charity.

   Stan Geyer has been President, Chief Executive Officer and a member of the board of directors of Entegris since June 1999. Prior to that time, Mr. Geyer had been the President and Chief Executive Officer of Fluoroware since September 1996 and a member of its board of directors since 1982. Mr. Geyer also served as Vice President of Marketing and Executive Vice President of Fluoroware. Mr. Geyer serves on the board of directors of the Wallestad Foundation.

   James E. Dauwalter has been a director of Entegris since June 1999 and Executive Vice President and Chief Operating Officer since March 2000. Prior to that time, Mr. Dauwalter had been a director of Fluoroware since 1982 and also served as Executive Vice President and Chief Operating Officer of Fluoroware since September 1996. Mr. Dauwalter serves on the board of the Community Bank of Chaska, the supervisory board of Metron, an affiliate of Entegris, and the Wallestad Foundation.

   John D. Villas has been Chief Financial Officer of Entegris since March 2000. Prior to that time, Mr. Villas had been Chief Financial Officer of Fluroware since November 1997 and Vice President Finance since April 1994. Mr. Villas joined Fluroware in 1984 as controller and then served as corporate controller between 1991 and 1994.

   James A. Bernards has been Vice Chairman of the board of Entegris since March 2000 and a director since June 1999. Mr. Bernards has also been President of Facilitation, Inc., a provider of business and financial consulting services, since June 1993. Mr. Bernards was President of the accounting firm of Stirtz, Bernards & Company from May 1981 to June 1993. Mr. Bernards has been President of Brightstone Capital, Ltd., a venture capital fund, since 1986. He is a director of FSI International, Inc., Fieldworks, Inc., Health Fitness Corporation, August Technology, Inc. and several private companies.

   Robert J. Boehlke has been a director of Entegris since August 1999. Prior to that time, Mr. Boehlke had been a director of Fluoroware since January 1998. Mr. Boehlke is Executive Vice President and Chief Financial Officer of KLA-Tencor Corporation. Mr. Boehlke joined KLA-Tencor in April 1983 as Vice President. Since 1983, he has served in a number of positions for KLA-Tencor, including division General Manager, Chief Operating Officer and Chief Financial Officer. Prior to his employment by KLA-Tencor, Mr. Boehlke was a partner at the investment banking firm of Kidder, Peabody & Company from 1971 to 1983. He currently serves on the board of directors of LTX Corporation.

   Mark A. Bongard has been a director of Entegris since June 1999. Mr. Bongard has been the Chief Executive Officer of Emplast, Inc. since 1996, and Chairman of its board of directors since 1999. Emplast was formerly a part of Empak, and all of Emplast's stock is owned by the Estate of Wayne C. Bongard, our largest shareholder. Prior to being Chief Executive Officer of Emplast, Mr. Bongard held a number of positions with Empak from 1987 to 1996. Before joining Empak in 1987, Mr. Bongard was employed by MTE Associates, Inc.

   Delmer M. Jensen has been a director of Entegris since June 1999. Mr. Jensen was Executive Vice President of Operations of Entegris from June 1999 to March 2000. Prior to that time, he had been Chief Executive Officer of Empak since 1998 and Chief Operating Officer from 1988 to 1997. Mr. Jensen joined Empak in 1988. Prior to 1988, he was employed by Thermotech.

   Roger D. McDaniel has been a director of Entegris since August 1999. Prior to that time, Mr. McDaniel was a director of Fluoroware since August 1997. From 1989 to August 1996, Mr. McDaniel was the Chief Executive Officer of MEMC, a silicon wafer producer, and was also a director of MEMC from April 1989 to March 1997. Mr. McDaniel is a director of Veeco Instruments, Inc., Speedfam-IPEC, Inc. and Anatel Inc. He is also a director and past Chairman of SEMI.

   Our bylaws provide that the board of directors must consist of no more than nine directors, and that any increase in the number of directors must be approved by the affirmative vote of 75% of the votes entitled to be cast at a shareholders' meeting, unless the increase was approved by a majority of the board. The board of directors has established the number of directors to serve on the board at eight. The directors are divided into three classes, designated as Class I, Class II and Class III, with staggered three-year terms of office. At each annual meeting of shareholders, directors who are elected to succeed the class of directors whose terms expired at that meeting will be elected for three-year terms. Messrs. McDaniel and Boehlke will be up for reelection at the 2001 annual meeting of shareholders, Messrs. Quernemoen, Jensen and Bongard at the 2002 annual meeting of shareholders, and Messrs. Geyer, Dauwalter and Bernards at the 2003 annual meeting of shareholders. Vacancies may be filled by a majority of the directors then in office, and the directors so chosen hold office until the next election of the class to which such directors belong. All current directors were previously elected by Entegris' shareholders.

   Pursuant to the Consolidation Agreement among Entegris, Fluoroware and Empak, dated June 1, 1999, and the related Shareholder Agreements between Entegris and the Empak and Fluoroware shareholders, the board of directors of Entegris must consist of up to nine persons: three directors designated by those persons who were members of Fluoroware's board of directors on June 1, 1999; three directors who are designated by those persons who were members of Empak's board of directors on June 1, 1999; and up to three independent directors, who must be appointed by the initial board members of Entegris upon their mutual agreement. Messrs. Bernards, Bongard and Jensen were designated by the Empak board and Messrs. Dauwalter, Geyer and Quernemoen were designated by the Fluoroware board.

Committees of the Board of Directors

   The board of directors maintains an audit committee composed of Messrs. Bernards, Boehlke and McDaniel. The audit committee recommends to the board of directors the appointment of independent auditors, reviews and approves the scope of the annual audit and other non-audit services performed by the independent auditors, reviews the findings and recommendations of the independent auditors and periodically reviews and approves major accounting policies and significant internal accounting control procedures.

   The board of directors also maintains a compensation and stock option committee comprised of Messrs. Quernemoen, Geyer, Jensen and McDaniel. The compensation and stock option committee reviews and makes recommendations regarding compensation of officers and directors, administers Entegris' stock option plans, and reviews major personnel matters.

Compensation Committee Interlocks and Insider Participation

   Messrs. Quernemoen, Geyer, Jensen and McDaniel currently serve on our compensation and stock option committee. Messrs. Quernemoen, Geyer and Jensen are executive officers and employee directors of Entegris, Empak and Fluoroware. Mr. Quernemoen received a promissory note from Fluoroware for $4,138,379 as consideration for the redemption of 68,950 shares of Fluoroware common stock. This promissory note bears interest at a rate of 8% per annum and is payable in equal monthly installments over a 15 year period. Prior to the formation of our compensation and stock option committee on August 9, 1999, all decisions regarding executive compensation were made by the full board of directors. No interlocking relationships exist between the board of directors or the compensation and stock option committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Director Compensation

   Each non-employee director of Entegris receives a monthly retainer of $1,000 for their service to the board. Non-employee directors are also entitled to $500 for every committee meeting that they attend. Entegris also maintains its Directors' Stock Option Plan (Directors' Plan) which provides that all non-employee directors receive an option to purchase 15,000 shares of common stock when they are first elected or appointed to the board, and then options to purchase 6,000 shares upon each reelection to the board at an annual meeting of shareholders. At the time of the Directors' Plan adoption in 1999, each non-employee director of Entegris also received an option to purchase 15,000 shares. Additionally, prior to the consolidation of Empak and Fluoroware, Fluoroware maintained its 1997 Directors Stock Option Plan and had stock options outstanding, all of which were converted at the time of the consolidation into Directors' Plan stock options. As of April 30, 2000, there were outstanding options to purchase an aggregate of 145,474 shares at a weighted average exercise price of $4.00 per share.

Executive Compensation

   The following table provides certain summary information concerning the compensation earned by Entegris' Chief Executive Officer and the four other most highly compensated executive officers of Entegris for fiscal 1999 whom we refer to as the Named Executive Officers.

                           Summary Compensation Table

                                               Annual
                                          Compensation for
                                           Fiscal 1999(1)
                                         ------------------
                                                                All Other
Name and Position                        Salary($) Bonus($) Compensation($)(2)
-----------------                        --------- -------- ------------------
Daniel R. Quernemoen....................  196,517        0        16,000
 Chairman of the Board
Stan Geyer .............................  250,000   64,000        16,000
 Chief Executive Officer
Delmer M. Jensen........................  250,016  179,500         9,600
 Executive Vice President of Operations
James E. Dauwalter......................  230,000   64,000        16,000
 Executive Vice President and Chief
  Operating Officer
John D. Villas..........................  133,269   41,200        13,313
 Chief Financial Officer

--------
(1) None of the perquisites and other benefits paid to any Named Executive Officer exceeded the lesser of $50,000 or 10% of the total annual salary and bonus amounts received by the Named Executive Officer.
(2) Represents payments made to defined contribution plans.

Options/SAR Grants in the Last Fiscal Year

   There were no options or stock appreciation rights awarded to any of the Named Executive Officers during fiscal 1999.

Bonus Programs

   We maintain an executive management incentive program providing annual bonus opportunities for certain qualified employees, including executive officers, under which such employees may be awarded cash bonuses based upon the achievement of individual performance criteria established at the beginning of each year and upon our financial performance. Under this program, an incentive pool is established at the end of each fiscal year based upon certain financial criteria for the then ending fiscal year, including sales growth, operating profit and return on assets. Our executive officers are eligible to receive a bonus payment of up to 100% of their base salary, up to 65% of which is based on the incentive pool, and up to 35% of which is based upon the accomplishment of their individual performance goals established at the beginning of the year. Other employees who qualify for this bonus program are eligible to receive lesser percentages of their base salary based upon the same financial and individual factors. Additionally, for our domestic employees who do not qualify for this bonus program, we maintain a quarterly incentive plan. The quarterly incentive plan provides bonuses based upon base salary, depending upon our domestic operating income results.

   Our bonus programs are administered at the discretion of our board of directors. Bonuses paid under the executive management incentive program, if any, are included in the cash compensation table above.

Fiscal Year-End Option/SAR Values

   None of the Named Executive Officers exercised options in the twelve months ended August 31, 1999. The following table sets forth the number and value of securities underlying unexercised options held by the Named Executive Officers at August 31, 1999:

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                                  Options/SARs at        In-the-Money Options
                                August 31, 1999(1)       at August 31, 1999(2)
                             ------------------------- -------------------------
Name and Position            Exercisable Unexercisable Exercisable Unexercisable
-----------------            ----------- ------------- ----------- -------------
Daniel R. Quernemoen........    173,688           0      $185,846    $      0
 Chairman of the Board
Stan Geyer..................    358,260     191,058       383,338     204,432
 Chief Executive Officer
Delmer M. Jensen............    274,780           0       747,402           0
 Vice President of
  Operations
James E. Dauwalter..........    349,576     165,004       374,046     176,554
 Executive Vice Pesident and
 Chief Operating Officer
John Villas.................    149,672      95,528       160,149     102,215
 Chief Financial Officer
Totals......................  1,305,976     451,590    $1,850,781    $483,201

--------
(1) The weighted average exercise price for all options is $2.89 per share.
(2) The value of unexercised "in-the-money" options is based on the fair market value of $4.22 as of August 31, 1999, as determined by the board, minus the exercise price, multiplied by the number of shares underlying the option.

Equity and Profit Sharing Plans

   Employee Stock Option Plan. The Entegris, Inc. 1999 Long-Term Incentive and Stock Option Plan (Option Plan) was adopted by the board in August 1999 and approved by our shareholders in February 2000.

   There are 9,000,000 common shares reserved for issuance under the Option Plan. Shares subject to awards that have lapsed or terminated without having been exercised in full may again become available for the grant of awards under the Option Plan.

   The Option Plan provides for grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (Code), to our employees, including officers and employee directors, or the employees of any of our affiliates. Stock options that do not qualify under section 422 of the Code, restricted share awards and performance awards may be granted to employees, including officers, directors of and consultants to Entegris or any of our affiliates. We will refer to options, restricted share awards and performance awards under the Option Plan as awards. The Option Plan may be administered by the board or a committee appointed by the board. After this offering, the Option Plan will be administered by the compensation and stock option committee, currently consisting of Messrs. Quernemoen, Geyer, Jensen and McDaniel. The board or the compensation and stock option committee will have the authority to determine to whom awards are granted, the terms of such awards, including the type of awards to be granted, the exercise price, the number of shares subject to the awards, and the vesting and exercisability of the awards.

   The term of options granted under the Option Plan generally may not exceed ten years. The exercise price of incentive stock options granted under the Option Plan is determined by the board or the compensation and stock option committee, but cannot be less than 100% of the fair market value of the underlying common shares on the date of grant. Other options granted under the Option Plan can be granted at exercise prices below the fair market value of our common shares. Options granted under the Option Plan vest at the rate specified in the option agreement. No option may be transferred by the optionee other than by will or the laws of descent or distribution.

   No incentive stock options may be granted to any person who, at the time of the grant, owns, or is deemed to own, shares possessing more than 10% of the total combined voting power of Entegris or any of our affiliates, unless the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the common shares underlying incentive stock options which become exercisable by an optionee during any calendar year may not exceed $100,000. Any options, or portions thereof, which exceed this limit are treated as nonqualified stock options.

   As of April 30, 2000, there were 6,898,924 options outstanding under the Option Plan, held by 220 employees, to purchase shares of Entegris at a weighted average exercise price of $3.64 per share. The Option Plan will terminate in August 2009, unless terminated sooner by the board. On March 13, 2000, the board approved a "broad-based" option grant covering nearly all of our U.S. employees. Employees who are eligible as of the date of this offering will each receive options to purchase 300 shares of common stock at a price equal to the finally determined price for this offering. The estimated total shares to be subject to these grants are 390,000.

   Directors' Stock Option Plan. In August 1999, our Board adopted, and in February 2000, our shareholders approved, the Entegris, Inc. Outside Directors' Option Plan (Directors' Plan) to provide for the automatic grant of options to purchase Entegris common shares to directors of Entegris. The Directors' Plan is administered by our board.

   The aggregate number of common shares that may be issued pursuant to options granted under the Directors' Plan is 1,000,000. Pursuant to the terms of the Directors' Plan, each of our directors who was not an employee of Entegris or one of our affiliates was automatically granted an option to purchase 30,000 common shares on the effective date of the Directors' Plan. The Director's Plan was amended so that each new director who is not an employee of Entegris will be granted an option to purchase 15,000 common shares upon their appointment or election to the board. On the effective date of the Director's Plan, options under this plan will be issued to replace the then current outstanding options issued under the Fluoroware, Inc. 1997 Directors Stock Option Plan with substantially the same terms. In addition, each non-employee director who is still a director after each annual meeting or regular stockholders' meeting will be automatically granted an option to purchase 6,000 common shares immediately after that annual meeting. The exercise price of options under the Directors' Plan will at least equal the fair market value of our common shares on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of ten years from the date on which it was granted.

   As of April 30, 2000, there were 145,474 options outstanding to purchase common shares of Entegris under the Directors' Plan, at a weighted average exercise price of $4.00 per share. Those shares are held by 4 non-employee directors of Entegris and 2 former non-employee directors of Fluoroware.

   Employee Stock Purchase Plan. Our board adopted in March 2000 and our shareholder approved in May 2000 the Entegris, Inc. Employee Stock Purchase Plan (Purchase Plan). A total of 4,000,000 common shares of Entegris have been reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

   The Purchase Plan provides a means by which employees may purchase common shares of Entegris through payroll deductions. The Purchase Plan is implemented by offerings of rights to eligible employees. Under the Purchase Plan, the purchase period is six months, beginning on January 1 and July 1 of each calendar year, but the first purchase period will commence on the effective date of this offering. Purchase dates under this Purchase Plan will occur on the last business day of each purchase period.

   Employees who participate in this Purchase Plan may contribute up to 10% of their earnings, by having Entegris withhold part of their salary or otherwise. The amount withheld is then used to purchase common shares of Entegris on specified purchase dates. The price of common shares of Entegris purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common shares on the first business day of the corresponding purchase period or the fair market value of the common shares on that purchase date. Employees who become eligible to participate in the Purchase Plan for the first time during an ongoing offering may be permitted to begin participating in the Purchase Plan during such offering. The price of common shares of Entegris purchased under the Purchase Plan for employees who begin participating in the Purchase Plan during an ongoing offering will be equal to 85% of the lower of the fair market value of the common shares on the day they begin participating in the Purchase Plan or the fair market value of the common shares on the relevant purchase date. Participants in this Purchase plan may reduce the amount withheld from their pay or stop the withholding altogether at anytime. Participants can also increase the rate of withholding from their salary, but only on the first day of any purchase period. Employees' participation in all offerings under this Purchase Plan will end automatically on termination of their employment.

   Unless otherwise determined by our board, employees are eligible to participate in the Purchase Plan in any given purchase period only if they are customarily employed by us or one of our U.S. subsidiaries for at least 20 hours per week and five months per calendar year immediately prior to the first day of a purchase period. No employee shall be eligible for the grant of any rights under the Purchase Plan if immediately after such rights are granted, such employee will have voting power over 5% or more of our outstanding capital shares. Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit such employees' rights to purchase shares of Entegris to accrue at a rate which exceeds $25,000 of fair market value of those shares for each calendar year in which those rights are outstanding.

   Employee Stock Ownership Plan. The Entegris, Inc. Employee Stock Ownership Plan (ESOP) is a tax-qualified employee stock ownership plan under Sections 401(a) and 4975(e)(7) of the Code and under Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ESOP was originally established by Fluoroware in 1984 to purchase common stock of Fluoroware held by Fluoroware's founder, Victor Wallestad. The ESOP purchased shares from Wallestad in August 1984, and in August 1989 utilizing proceeds from debt financing secured by the shares purchased. The ESOP serviced the indebtedness with funds received as discretionary contributions from Fluoroware and shares were allocated to participant accounts as they were released from security upon payment of the loan.

   All ESOP loans have been completely paid off since August 1994, and all shares have been released from the security interest and fully allocated to participant accounts as of that date. On April 25, 1997, all company contributions were discontinued and all active participants were vested at 100%. As of June 7, 1999, the ESOP exchanged its shares of Fluoroware for shares of Entegris in connection with the consolidation of Fluoroware and Empak. The ESOP invests almost exclusively in Entegris common stock.

   Participants in the ESOP who terminate employment with us have the right to request distribution of the Entegris shares allocated to their accounts as of the second August 31 following termination. Participants who terminate employment on account of death or disability, or upon retirement after age 65 also have the right to request distribution of the Entegris shares allocated to their accounts as of the first August 31 following termination. A terminated participant whose accounts are worth less than $5,000 on the second August 31 after termination of employment, however, will automatically receive distribution of the shares even if the participant does not request distribution. Participants who are eligible to receive shares can elect to have the shares transferred directly to their Individual Retirement Accounts (IRAs).

   The ESOP will be selling shares in this offering. In addition, contingent upon the successful completion of this offering, the ESOP will be amended to permit each ESOP participant to receive an annual distribution of up to 10% of the shares in such participant's account. The first opportunity to elect such "in-service" distribution will be in or about May of 2001. ESOP participants who are eligible to receive shares from in-service distributions can elect to have the shares transferred directly to their IRAs.

   As of April 30, 2000, the ESOP held an aggregate of 20,385,514 common shares. Approximately 530 of our current employees are participants in the ESOP.

   Pension Plan. We maintain a defined contribution retirement plan, the Entegris, Inc. Pension Plan (Pension Plan), that covers eligible employees who have completed a year of service. The Pension Plan, and the accompanying trust, are intended to qualify as tax exempt under Sections 401(a) and 501(a) of the Code. All contributions to the Pension Plan are company contributions, and are subject to a vesting schedule. The trustee of the Pension Plan, at the direction of each participant, invests the assets of the Pension Plan in a number of investment options.

   401(k) Savings and Profit Sharing Plan. In addition to the Pension Plan, we maintain the Entegris, Inc. 401(k) Savings and Profit Sharing Plan (401(k)
Plan), a defined contribution plan that covers eligible employees. The 401(k) Plan, and the accompanying trust, are intended to qualify as tax exempt under Sections 401(a) and 501(a) of the Code. Eligible employees may elect to defer a percentage of their pre-tax gross compensation in the 401(k) Plan, subject to the statutory annual limit. The 401(k) Plan provides that we will make matching contributions on employee deferrals at prescribed levels. Employees are eligible to defer a portion of their compensation to the 401(k) Plan immediately upon their hire, but we will not match those contributions until the employee has completed a year of service with Entegris. Participants are fully vested in their deferrals and the matching contributions. We may also make profit sharing contributions to the 401(k) Plan, as determined at the discretion of our board of directors. Profit sharing contributions, if made, are subject to a vesting schedule in the accounts of the participants. The trustee of the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in a number of investment options.

Employment Agreements

   None of the Named Executive Officers are employed pursuant to employment contracts with Entegris.

Limitation of Liability and Indemnification

   Minnesota law and our articles of incorporation and bylaws provide that we will, subject to limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with us. We will indemnify this person against judgments, penalties, fines, settlements and reasonable expenses, and, subject to limitations, we will pay or reimburse reasonable expenses before the final disposition of the proceeding.

   As permitted by Minnesota law, our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, subject to the following exceptions:

  .  any breach of the director's duty of loyalty to us or our shareholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . liability for illegal distributions under section 302A.559 of the Minnesota Business Corporation Act or for civil liabilities for state securities law violations under section 80A.23 of the Minnesota statutes; and

  . any transaction from which the director derived an improper personal benefit.

   Presently, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Entegris pursuant to the foregoing provisions, We have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

                              CERTAIN TRANSACTIONS

   The following is a description of transactions since September 1, 1996, to which we or our subsidiaries have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are otherwise required to be described under "Management." We believe that all of the transactions set forth below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

   Leases. The estate of Wayne C. Bongard is the general partner of County 17, Chanhassen Partnership; the Waconia Partnership; and the Fleninge Partnership. The estate of Wayne C. Bongard also controls WCB Holding LLC, a family limited liability company formed by Wayne C. Bongard, which owns approximately 37% of the Entegris common shares. Empak, one of our wholly owned subsidiaries, leases its office and three production facilities from these partnerships or from Wayne C. Bongard directly on the terms described in the following paragraphs.

   Empak entered into a lease agreement with Fleninge Partnership on June 15, 1993, to lease 4.37 acres of improved commercial real estate, located at 1501 Park Road, in Chanhassen, Minnesota, with an original term from September 1, 1993 to August 31, 2001. This lease is expected to be terminated on or before May 1, 2000, pursuant to the Real Estate Purchase and Sale Agreement described in the next subheading. The base rent for such lease is $19,000 per month, to be adjusted every three years based on the consumer price index.

   Empak also entered into a lease agreement with County 17, Chanhassen Partnership to lease a 95,000 sq. foot property located at 950 Lake Drive, Chanhassen, Minnesota with a term of 15 years commencing on December 1, 1989. The base rent is $37,600 per month and is to be adjusted periodically with increases tied to the Twin Cities All Urban Wage Earners Cost-Of-Living Index. This lease gives Empak the option to purchase the leased premises at the end of the 10th year (1999) and at the end of the 15th year (2004) of the lease at the fair market value, as determined by an appraisal of a mutually agreed upon appraiser.

   Empak entered into a lease agreement with Waconia Partnership on March 16, 1987, to lease a property in Waconia, Minnesota, until June 30, 2002. The base rent was set at $21,791 per month, to be adjusted periodically with increases tied to the Twin Cities All Urban Wage Earners Cost-Of-Living Index. This lease also gives Empak the option to purchase the leased premise at the end of the 10th year (1997) and at the end of the 15th year (2002) of the lease at the fair market value, as determined by an appraisal of a mutually agreed upon appraiser.

   Finally, Empak entered into a lease agreement with Wayne C. Bongard, now deceased, on September 22, 1998 to lease a property in Castle Rock, Colorado, until September 30, 2005. The base rent was set at $25,000 per month or 150% of the amount of the monthly debt service due and payable by Mr. Bongard on financing secured by a first lien against that property or any other financing secured to improve the property, whichever is more. The rent could also be increased to reflect the then current market rental rates at Mr. Bongard's option. If Mr. Bongard and Empak disagree on the rental amount, the rental amount will be determined by a qualified appraiser.

   Under the foregoing agreements, Empak is required to pay, as additional rent, all real estate taxes, utilities, and other related property expenses.

   Purchase of Property. Entegris entered into a Real Estate Purchase and Sale Agreement with Fleninge Partnership on March 15, 2000, to purchase the 4.37 acres of improved commercial real estate and related personal property located at 1501 Park Road, Chanhassen, Minnesota, which Empak currently leases from the Fleninge Partnership. The purchase price of the property, which was purchased on May 1, 2000, was $2,530,000. The purchase price was determined in an arms-length negotiation with representatives of the Fleninge Partnership who are not affiliated with or related to us.

   Sublease Agreement. On April 28, 1997, Empak entered into a sublease agreement with Emplast, Inc. to sublease property located in Chanhassen, Minnesota to Emplast. Emplast is majority owned by WCB Holding LLC, our largest shareholder, and Mark A. Bongard, one of our board members, is the Chief Executive Officer of Emplast. Empak leases this property from County 17, Chanhassen Partnership, which lease is described above under the subheading "Leases." The term of the sublease ends on November 30, 2004. The base rent was set at $550,000 per year from June 1, 1999 to May 31, 2000, and thereafter increases $50,000 per year until the rental payment reaches the rental payment paid by Empak for the premises. As of February 28, 2000, Emplast owed Empak $229,170 under the sublease. This amount is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

   Notes Payable. On April 6, 1992, Empak issued a promissory note for $6,000,000 in favor of Marubeni America Corporation pursuant to a loan agreement between the parties, dated the same day, for the purpose of constructing our Colorado facility. Interest accrues on the promissory note at a rate of 9.07% per annum. Empak will repay the principal amount of this loan in 96 equal consecutive monthly installments and a final balloon payment of $3,913,044, payable March 15, 2002. However, Empak has the option of extending this final balloon payment for an additional period of 15 years. Interest expense related to this note totaled $204,738 for the six months ended February 28, 2000.

   Fluoroware issued a promissory note on January 5, 1996 in the amount of $4,138,379 to Daniel R. Quernemoen, Chairman of the Board of Entegris, as consideration for the redemption of 2,758,000 shares of Fluoroware common stock. The price of the redeemed shares was based on the book value of Fluoroware pursuant to a buy-sell agreement between us and Mr. Quernemoen. The note bears interest rate at the rate of 8.0% and is payable in equal monthly installments of approximately $39,300 until January 5, 2011.

   Notes Receivable. On April 15, 1999, the estate of Wayne C. Bongard executed a promissory note in the amount of $801,347 payable to Empak, to be repaid in equal installments over a 36 month period beginning October 15, 2001, at a rate of interest of 8.0% per annum. At February 28, 2000, the total debt was $801,347.

   Debt Guarantees. Empak entered into a guaranty agreement with U.S. Bank National Association (formerly known as First Bank National Association) on March 1, 1994, to guarantee the obligations of Wayne C. Bongard, now deceased, under the Loan Agreement by and between Mr. Bongard and U.S. Bank, dated March 1, 1994, related to the facility in Castle Rock, Colorado that is leased by Empak. This guarantee totals $1,558,500 at February 28, 2000.

   Sales to Minority Stockholder. As of April 30, 2000, Marubeni Corporation held 4.14% of our outstanding shares. In the fiscal year 1999, sales to Marubeni Corporation accounted for 4.9% of our sales. On December 1, 1999, Entegris and Marubeni Corporation amended their distribution agreement to reflect the consolidation of Empak and Fluoroware into Entegris. Pursuant to the terms of the amended agreement, we appointed Marubeni Corporation as our exclusive distributor to sell certain of our products in Japan. Marubeni Corporation, as distributor, agreed to use its best efforts to sell the agreed upon products and spare parts in Japan. Unless the contract is terminated under specific conditions, the distribution agreement expires on February 27, 2003. Sales to Marubeni Corporation were $11,960,387 in fiscal 1999. At February 28, 2000 Entegris had receivables from Marubeni Corporation totaling $2,765,881, which are due under normal trade terms.

   Sales to Affiliated Entities. Entegris currently holds 20.8% of Metron's outstanding shares, and in fiscal 1999, products distributed by Metron accounted for 14.3% of our sales. In addition, Mr. Dauwalter, a supervisory director of Metron, is Executive Vice President, Chief Operation Officer and Director of Entegris. As a supervisory director of Metron, Mr. Dauwalter receives yearly option grants. In connection with Mr. Dauwalter's employment with Entegris, he entered into an agreement pursuant to which he agreed to exercise his options to purchase common shares of Metron at our request, to vote the shares received upon exercise of the options as directed by us and to hold title to these shares only as a nominee on our behalf, without any beneficial right, ownership, or interest in the shares. In addition, Mr. Dauwalter agreed to convey title to the option (if this is permitted by its terms) and any shares received upon exercise of the option to us or to sell the shares and remit the proceeds to us upon our request.

   In July 1995, Metron and Fluoroware entered into a distribution agreement. Subsequent to the consolidation of Empak and Fluoroware to form Entegris and pursuant to the terms of the agreement, Entegris and Metron agreed that, with some exceptions, Metron would be the exclusive, independent distributor of some of Entegris' products in specific countries, primarily in Europe and Asia. Metron, as distributor, agreed to use its best efforts to sell the agreed upon products in the designated countries. Unless the contract is terminated under specific conditions, the contract will remain in place until July 1, 2000, and is automatically renewed thereafter for additional terms of two years. The contract can be terminated upon written notification given more than twelve months prior to the expiration of the applicable term.

   In September of 1997, Fluoroware entered into a distribution agreement with T.A. Kyser Co., a wholly owned subsidiary of Metron. Pursuant to the terms of that agreement, Fluoroware and Kyser agreed that Kyser would be stocking distributor for specific Fluoroware gas and liquid management products in certain U.S. states. Kyser, as distributor, agreed to use its best efforts to stock, market and sell products within the states which comprise its territory. The agreement is for a term of five years, expiring on August 31, 2002, and, unless either party terminates, the agreement is renewed automatically for successive five-year terms. Notice of termination must be given one year prior to the expiration of the term of the agreement for termination without cause. Termination for cause may occur at any time if specific conditions are met.

   Stock Options. On February 28, 1997, Marubeni America Corporation and Marubeni Corporation were granted Empak stock options. The grants were immediately vested and exercisable for ten years. In connection with the consolidation of Empak and Fluoroware to form Entegris, Marubeni America Corporation exchanged the Empak option for an option to purchase up to 85,978 shares of Entegris common stock at an exercise price of $5.19. These options may be exercised at any time before February 27, 2007. Similarly, Marubeni Corporation exchanged the Empak option for an option to purchase up to 128,964 shares of Entegris common stock at an exercise price of $5.19. These options may be exercised at any time before February 27, 2007.

   Consulting Agreement. James A. Bernards, a director of Entegris, renders consulting services to Entegris for a fee of $6,000 per month under an oral agreement.

   Contributions to Charity. Fluoroware had historically made charitable contributions to the Wallestad Foundation, a private foundation qualified under
Section 170 of the Internal Revenue Code, established by Victor Wallestad, the founding shareholder of Fluoroware. The Wallestad Foundation is dedicated to the support of Christian ministries in Minnesota, the United States and throughout the world. Dan Quernemoen, Stan Geyer and James Dauwalter, executive officers and directors of Entegris, are also directors of the Wallestad Foundation. Fluoroware contributed approximately $270,000 to the Wallestad Foundation for fiscal 1997. Entegris has committed to contribute 5% of its fiscal 2000 net income to charitable organizations, primarily through the Wallestad Foundation. Entegris has accrued a charitable deduction of $0.9 million for the first six months of fiscal 2000.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common shares as of April 30, 2000, and as adjusted to reflect the sale of our common shares offered in this offering: (1) each shareholder who is known by us to own beneficially more than 5% of our common shares; (2) each member of our board of directors; (3) each of our Named Executive Officers; (4) all of our directors and executive officers as a group; and (5) all selling shareholders as a group. Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their common shares, except to the extent authority is shared by spouses under applicable law. Unless otherwise noted, the address of each shareholder is c/o Entegris, Inc., 3500 Lyman Boulevard, Chaska, Minnesota, 55318.

                                                                Beneficial
                                   Beneficial                   Ownership
                                   Ownership      Number of       After
                               Before Offering(1)  Shares     Offering(1)(2)
                               ------------------   Being   ------------------
Name                             Shares   Percent  Offered    Shares   Percent
----                           ---------- ------- --------- ---------- -------
WCB Holding LLC..............  21,580,608  37.0%  1,925,000 19,655,608  29.3%
  950 Lake Drive, Chaska,
  Minnesota 55317
Entegris, Inc. Employee Stock
 Ownership Plan (2)..........  20,385,514  34.9%  2,475,000 17,910,514  26.7%
James A. Bernards (3)........      59,310     *          --     59,310     *
Mark A. Bongard (3)(4).......      66,638     *          --     66,638     *
James E. Dauwalter (5).......   5,556,127   9.5%         --  5,556,127   8.2%
Stan Geyer (6)...............   2,937,562   5.0%         --  2,937,562   4.4%
Daniel R. Quernemoen (7).....   1,982,442   3.4%         --  1,982,442   3.0%
Delmer M. Jensen (3).........     274,780     *          --    274,780     *
John D. Villas (8)...........     485,163     *          --    485,163     *
Robert J. Boehlke (3)........      46,210     *          --     46,210     *
Roger D. McDaniel (9)........      48,248     *          --     48,248     *
All directors and executive
 officers
 as a group (9 persons)(10)..  11,456,480  19.1%         -- 11,456,480  16.7%
All selling shareholders as a
 group.......................  41,966,122  71.9%  4,400,000 37,566,122  56.1%

--------
*Represents beneficial ownership of less than one percent of the common shares.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. Applicable percentage ownership is based on 58,399,610 common shares outstanding as of April 30, 2000 and 66,999,610 shares outstanding immediately following the completion of this offering.

(2) Each ESOP participant has voting rights on significant matters. No individual ESOP account holds more than 5% of our outstanding shares.

(3) The shares indicated are subject to stock options exercisable within 60 days. Mr. Bernards is the trustee of the trust that owns WCB Holding LLC and disclaims beneficial ownership of the shares held by WCB Holding LLC.

(4) Mr. Bongard is Chief Manager of WCB Holding LLC and disclaims beneficial ownership of the shares held by WCB Holding LLC.

(5) Includes 4,113,542 shares held directly, 692,152 held by family members, 345,856 shares allocated to Mr. Dauwalter's individual account under the ESOP, and an aggregate of 404,577 shares subject to stock options exercisable within 60 days.

(6) Includes 1,724,828 shares held directly; 430,466 shares held by family members, 360,322 shares allocated to Mr. Geyer's account under the ESOP, and 421,946 shares subject to stock options exercisable within 60 days.

(7) Includes 968,970 shares held directly, 393,696 held by family members, 446,088 shares allocated to Mr. Quernemoen's account under the ESOP, and 173,688 shares subject to options exercisable within 60 days.

(8) Includes 157,104 shares held directly, 146,544 shares allocated to Mr. Villas' account under the ESOP and 181,515 shares subject to options exercisable within 60 days.

(9) Includes 13,616 shares held directly and 34,632 shares subject to options exercisable within 60 days.

(10) Includes an aggregate of 8,494,374 shares held directly, 1,298,810 shares allocated to all of the officers and directors' accounts under the ESOP, and 1,663,296 shares subject to options exercisable within 60 days.

                         DESCRIPTION OF CAPITAL SHARES

Common Stock

   As of April 30, 2000, we had 58,399,610 common shares outstanding held by 88 shareholders of record. Based upon the number of shares outstanding as of April 30, 2000, and giving effect to the issuance of the common shares being offered by us, we will have 66,999,610 common shares outstanding upon the closing of the offering.

   Holders of our common shares are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. Our board of directors is divided into three classes, serving staggered three year terms. However, there is no cumulative voting for the election of directors. Holders of our common shares are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends. Our loan agreements restrict our ability to pay dividends without the consent of our lenders. Holders of our common shares have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to our common shares. All of our outstanding common shares are fully paid and nonassessable, and the common shares to be issued upon completion of this offering will be fully paid and nonassessable. As of April 30, 2000, there were 2,936,754 common shares of Entegris held in holdback escrow in accordance with the Consolidation Agreement dated June 1, 1999. The escrow was established to secure certain representations and warranties made by the former shareholders of Fluoroware and Empak upon the combination of the companies. There have been no claims of breach through the date of this filing. The escrow will be liquidated under the terms of the Consolidation Agreement as of June 7, 2000.

   Our directors and executive officers as a group beneficially own approximately 19.1% of our outstanding common shares. Upon the completion of the offering, such persons will beneficially own approximately 16.7% of our outstanding common shares. Accordingly, such persons may be able to control our affairs, including, without limitation, the sale of our equity or debt securities, the appointment of officers, the determination of officers' compensation and the determination as to whether to register outstanding securities.

Options And Warrants

   Besides options granted under employee options plans, as of April 30, 2000, Marubeni America Corporation and Marubeni Corporation hold options to purchase an aggregate of 214,942 of our common shares at an exercise price of $5.19. Marubeni America Corporation and Marubeni Corporation received the grant, originally for stock of Empak as consideration for their equity interest in EMPAK International, which was merged into Empak in February 1997. The grant was immediately vested and exercisable for ten years. With the consolidation of Empak and Fluoroware to form Entegris, Entegris offered to exchange warrants and options to purchase Fluoroware and Empak stock outstanding at the time of the consolidation for options to purchase Entegris common shares, with terms comparable to the prior options.

Provisions of Our Articles and Bylaws and State Law with Potential Anti-Takeover Effect

   The existence of a staggered board, the requirement of a 75% shareholder vote to change the maximum number of directors and the provisions of Minnesota law, described below, could have an anti-takeover effect. These provisions are intended to provide management with flexibility, to enhance the likelihood of continuity and stability in the composition and policies of our board of directors and to discourage an unsolicited takeover of Entegris, if our board of directors determines that the takeover is not in the best interests of Entegris and our shareholders. However, these provisions could have the effect of discouraging attempts to acquire Entegris, which could deprive our shareholders of opportunities to sell their common shares at prices higher than prevailing market prices.

   Our board of directors is divided into three classes, serving staggered three-year terms. As a result of this division, generally at least two shareholders' meetings will be required for shareholders to effect a change in control of the board of directors. Also, our bylaws require the approval of 75% of the shareholders present at a shareholders meeting to increase the maximum number of directors to more than nine members. In addition, our bylaws contain provisions that establish specific procedures and requirements for calling meetings of shareholders, appointing and removing members of the board of directors or changing the number of directors on the board.

   We are governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act, which are anti-takeover laws. In general,
Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock, or an affiliate or associate of the corporation and, at any time within four years prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting shares.

Transfer Agent And Registrar

   Norwest Bank Minnesota, N.A., is the transfer agent and registrar for our common shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common shares. A significant public market for the Entegris common shares may not develop or be sustained after this offering. Future sales of substantial amounts of Entegris common shares in the public market, or the possibility of such sales occurring, could harm prevailing market prices for the Entegris common shares or our future ability to raise capital through an offering of equity securities.

   Based on the numbers of shares outstanding as of April 30, 2000, we will have 66,999,610 outstanding common shares upon completion of this offering. Of these shares, the 13,000,000 shares to be sold in this offering (14,950,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable in the public market without restriction under the Securities Act, unless such shares are held by "affiliates" of Entegris, as that term is defined in Rule 144 under the Securities Act.

   The remaining 58,399,610 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144. We issued and sold the restricted shares in private transactions in reliance on exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

   A total of 1,250,922 of the restricted shares are available for immediate sale, and an additional 69,892 of the restricted shares will be available for sale 90 days from the date of this offering. We expect that a total of 52,678,796 shares will be subject to lock-up arrangements between the shareholders and us or the underwriters. Pursuant to these lock-up agreements, the holders of these shares would not offer, sell, pledge or otherwise dispose of, directly or indirectly, or announce their intention to do the same, any common shares or security convertible into, or exchangeable or exercisable for any security of Entegris for a period of 180 days from the date of this offering. However, if the holder of the restricted shares is an individual, he or she may transfer any such securities either during his or her lifetime or on death by will or intestacy to his or her immediate family or to a trust the beneficiaries of which are exclusively the holder of the securities and/or a member of his or her immediate family. We also have entered into an agreement with the underwriters pursuant to which we will not offer, sell or otherwise dispose of common shares for a period of 180 days from the date of this offering. The agreement further provides that we will not file a registration statement on Form S-8 to register our stock option and purchase plans for a period of 180 days after the effective date of this offering. On the date of the expiration of the 180 day lock-up agreements, 6,612,300 shares will be eligible for immediate sale without restriction, and 46,066,496 of the restricted shares will be eligible for immediate sale, although these shares will be subject to certain volume, manner of sale and other limitations under Rule 144. In addition, approximately 4,692,594 of our common shares are subject to immediately exercisable options, and we expect that none of these shares will be eligible for sale in the public market until 180 days following the date of this prospectus.

   Following the expiration of such lock-up periods, certain shares issued upon exercise of options we granted prior to the date of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares in reliance upon Rule 144 under the Securities Act but without compliance with certain restrictions, including the holding-period requirement, imposed under Rule 144. In general, under Rule 144 as in effect at the closing of this offering, a person, or persons whose shares are aggregated, may sell shares within any three-month period beginning 90 days after the date of this prospectus, if

  (i) the person has beneficially owned restricted shares for at least one year, including the holding period of any prior owner who is not an affiliate; and

  (ii) the number of shares sold within any three-month period does not exceed the greater of (a) 1% of the then outstanding common shares or
       (b) the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   We intend to file, 180 days after the effective date of this offering, a registration statement on Form S-8 to register approximately 14,000,000 common shares reserved for issuance under the Option Plan, the Directors' Plan and the Purchase Plan. The registration statement will become effective automatically upon filing. Shares issued under the foregoing plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates and vesting restrictions imposed by us.

                                  UNDERWRITING

   Entegris and the selling shareholders are offering the common shares described in this prospectus through a number of underwriters. Banc of America Securities LLC, Donaldson, Lufkin & Jenrette, Salomon Smith Barney Inc. and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters. Entegris and certain of the selling shareholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, Entegris and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of common shares listed next to its name in the following table:

                                                                      Number of
   Underwriter                                                          Shares
   -----------                                                        ----------
   Banc of America Securities LLC...................................
   Donaldson, Lufkin & Jenrette.....................................
   Salomon Smith Barney Inc.........................................
   U.S. Bancorp Piper Jaffray Inc...................................
                                                                      ----------
     Total..........................................................  13,000,000
                                                                      ==========

   Shares sold by the underwriters to the public will initially be offered on the terms set forth on the cover page of this prospectus. The underwriters may
allow to selected dealers a concession of not more than $    per share, and the
underwriters may also allow, and any other dealers may reallow, a concession of
not more than $   per share to other dealers. If all the shares are not sold at the assumed initial public offering price, the underwriters may change the offering price and the other selling terms. The common shares are offered subject to receipt and acceptance by the underwriters and other conditions, including the right to reject orders in whole or in part.

   If the underwriters sell more shares than the total number of shares set forth in the table above, they have an option to buy up to a maximum of 1,290,000 additional shares from Entegris and a maximum of 660,000 additional shares from a selling shareholder to cover such sales. The underwriters have 30 days to exercise this option. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If purchased, the underwriters will offer such additional shares on the same terms as those on which the shares set forth in the table above are being offered. The following table shows the underwriters' discounts to be paid to the underwriters by Entegris and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                             Per Share             Total
                                        ------------------- -------------------
                                         Without    With     Without    With
                                          Over-     Over-     Over-     Over-
                                        Allotment Allotment Allotment Allotment
                                        --------- --------- --------- ---------
   Underwriting discounts and
    commissions payable by Entegris...     $         $         $         $
   Underwriting discounts and
    commissions payable by the selling
    shareholders......................     $         $         $         $

   We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,312,000 and will be paid by Entegris. The offering of the shares is made for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice.

   Entegris and holders of substantially all of our outstanding common shares, including all of our executive officers and directors, as well as holders of options to purchase common shares who are senior officers, have agreed with the underwriters not to dispose of or hedge any of their common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or any portion of the securities from these lock-up agreements.

   The underwriting agreement provides that Entegris and the selling shareholders will indemnify the underwriters against liabilities set forth in that agreement, including civil liabilities under the Securities Act, or will contribute to payments the underwriters may be required to make under that agreement.

   At our request, the underwriters have reserved up to 650,000 shares or 5% of the common shares offered by this prospectus for sale at the initial public offering price to persons having business and other relationships with us. The number of shares of common stock available to the general public will be reduced to the extent that these persons purchase the reserved shares. Any reserved common shares that are not purchased by such persons at the closing of the initial public offering will be offered by the underwriters to the general public on the same terms as the other shares in the initial public offering.

   In connection with this offering, the underwriters may purchase and sell common shares in the open market. These transactions may include:

  .  short sales;

  .  stabilizing transactions; and

  .  purchases to cover positions created by short sales.

   Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common shares, including:

  .  over-allotments;

  .  stabilization;

  .  syndicate covering transactions; and

  .  imposition of penalty bids.

   As a result of these activities, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of common shares offered by this prospectus.

   Prior to this offering, there has been no public market for the common shares of Entegris. The initial public offering price was negotiated among Entegris and the underwriters. Among the factors considered in such negotiations were:

  . the history of, and the prospects for, Entegris and the industry in which it competes;

  .  the past and present financial performance of Entegris;

  .  an assessment of Entegris' management;

  .  the present state of Entegris' development;

  .  the prospects for Entegris' future earnings;

  . the prevailing market conditions of the applicable U.S. securities market at the time of this offering;

  . market valuations of publicly traded companies that Entegris and the representatives believe to be comparable to Entegris; and

  .  other factors deemed relevant.

              U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

   The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common shares by a non-U.S. holder. As used herein, the term non-U.S. holder generally means a holder that for United States federal income tax purposes is an individual or entity other than:

  .  a citizen or individual resident of the United States;

  . a corporation or partnership, including an entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia unless, in the case of a partnership, U.S. Treasury regulations promulgated in the future provide otherwise;

  . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  . a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

   This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to non-U.S. holders in light of their personal circumstances, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by determinations made at the partner level, or that may be relevant to various types of non-U.S. holders which may be subject to special treatment under United States federal income tax laws, including, for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities and holders of securities held as part of a straddle, hedge, or conversion transaction, and does not address U.S. state or local or foreign tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary is included herein for general information. Accordingly, prospective investors should consult their own tax advisers regarding the United States federal, state, local and foreign income and other tax consequences of acquiring, holding and disposing of shares of common stock.

Dividends

   We do not anticipate declaring or paying cash dividends on our common shares in the foreseeable future. However, if dividends are paid on our common shares, dividends paid to a non-U.S. holder of common shares generally will be subject to withholding of United States federal income tax at a 30% rate, or the lower rate provided by the income tax treaty between the United States and a foreign country if the non-U.S. holder is treated as a resident of that foreign country within the meaning of the applicable treaty. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

   Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files a properly executed appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or a lower rate specified by an applicable income tax treaty.

   Under currently applicable U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under U.S. Treasury regulations generally effective for payments made after December 31, 2000, however, a non-U.S. holder of our common shares who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements.

   A non-U.S. holder of our common shares that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

Gain on disposition of common shares

   A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our common shares unless:

  . the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, or where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder;

  . the non-U.S. holder is an individual who holds our common shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

  . we are or have been a U.S. real property holding corporation for federal income tax purposes at any time during the shorter of the five-year period preceding the disposition or the period that the non-U.S. holder held our common shares; or

  . the non-U.S. holder is subject to tax under provisions applicable to certain former citizens or residents of the United States.

   Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we have not been, are not currently, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes. The tax with respect to stock in a U.S. real property holding corporation does not apply to a non-
U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common shares, provided that our common shares were regularly traded on an established securities market.

   If a non-U.S. holder who is an individual is subject to tax under the first bullet point above, the individual generally will be taxed on the net gain derived from a sale of common shares under regular graduated United States federal income tax rates. If an individual non-U.S. holder is subject to tax under the second bullet point above, the individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by particular United States capital losses.

   If a non-U.S. holder that is a foreign corporation is subject to tax under the first bullet point above, such foreign corporation generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

Federal estate tax

   Common shares that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

Information reporting and backup withholding tax

   Under United States Treasury regulations, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

   United States backup withholding, which generally is a withholding tax imposed at the rate of 31% on payments to persons that fail to furnish certain required information generally will not apply:

  . to dividends paid to non-U.S. holders that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding; or

  . before January 1, 2001, to dividends paid to a non-U.S. holder at an address outside of the United States unless the payor has actual knowledge that the payee is a U.S. holder.

   Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on our common shares to beneficial owners that are not exempt recipients and that fail to provide identifying information in the manner required.

   The payment of the proceeds of the disposition of our common shares by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a non-U.S. holder of common shares to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has particular types of U.S. relationships. In the case of the payment of proceeds from the disposition of our common shares effected by a foreign office of a broker that is a U.S. person or a U.S. related person, existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files as to the non-U.S. holder's foreign status and the broker has no actual knowledge to the contrary. For this purpose, a U.S. related person includes:

  .  a controlled foreign corporation for U.S. federal income tax purposes;
     or

  . a foreign person 50% or more of whose gross income for a certain period is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

   New U.S. Treasury regulations, which are generally effective for payment made after December 31, 2000, alter the foregoing rules in certain respects. Among other things, these regulations provide presumptions under which a non-U.S. holder is subject to backup withholding at the rate of 31% and information reporting unless we receive certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided:

  .  directly by the non-U.S. holder;

  . in the case of a non-U.S. holder that is treated as a partnership or certain other types of entities for U.S. income tax purposes, by the partners, stockholders or other beneficiaries of that entity; or

  . by particular qualified financial institutions or other qualified entities on behalf of the non-U.S. holder.

   Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                 LEGAL MATTERS

   The validity of the issuance of the common shares offered by this prospectus will be passed upon for Entegris by Dorsey & Whitney, LLP, Minneapolis, Minnesota. Certain legal matters in connection with the offering will be passed upon for the underwriters by Latham & Watkins, Chicago, Illinois.

                                    EXPERTS

   The consolidated balance sheets of Entegris, Inc. and subsidiaries as of August 31, 1999, August 31, 1998 and August 31, 1997, and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the fiscal years in the three year period ended August 31, 1999, have been included in this prospectus and elsewhere in the registration statement in reliance upon the reports of KPMG LLP and Arthur Andersen LLP, independent certified public accountants, and upon the authority of said firms as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   A registration statement on Form S-1, including amendments to the registration statement, relating to the common shares offered by this prospectus has been filed by us with the SEC. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common shares offered by this prospectus, reference is made to such registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof maybe obtained from the SEC upon payment of certain fees prescribed by the Commission. The telephone number for the public reference facilities maintained by the SEC is (800) SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the SEC. The address of the site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements
  Report of Independent Auditors..........................................  F-2
  Report of Independent Public Accountants................................  F-3
  Consolidated Balance Sheets as of August 31, 1998 and 1999 and as of
   February 28, 2000......................................................  F-4
  Consolidated Statements of Operations for the years ended August 31,
   1997, 1998 and 1999 and for the six months ended February 28, 1999 and
   2000...................................................................  F-5
  Consolidated Statements of Shareholders' Equity (Deficit) for the years ended August 31, 1997, 1998 and 1999 and for the six months ended
   February 28, 2000......................................................  F-6
  Consolidated Statements of Cash Flows for the years ended August 31,
   1997, 1998 and 1999 and for the six months ended February 28, 1999 and
   2000...................................................................  F-7
  Notes to Consolidated Financial Statements..............................  F-8
Financial Schedules
  Schedule II--Valuation and Qualifying Accounts.......................... F-23

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Entegris, Inc.:

   We have audited the accompanying consolidated balance sheets of Entegris, Inc. and subsidiaries as of August 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended August 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1998 and 1997 financial statements of Empak, Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 33% of the 1998 total consolidated assets and total revenues constituting 40% and 43% of total consolidated revenues in 1998 and 1997. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Empak, Inc., is based solely on the report of the other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entegris, Inc. and subsidiaries as of August 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Minneapolis, Minnesota
October 27, 1999, except as to notes 7 and 21, which are as of December 22, 1999 and March 31, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Empak, Inc. and Subsidiaries:

   We have audited the consolidated balance sheet of Empak, Inc. (a Minnesota corporation) and Subsidiaries as of August 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years ended August 31, 1998 and 1997, not presented separately herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above, not separately presented herein, present fairly, in all material respects, the financial position of Empak, Inc. and Subsidiaries as of August 31, 1998, and the results of their operations and their cash flows for each of the years ended August 31, 1998 and 1997, in conformity with generally accepted accounting principles.

                                             /s/ Arthur Andersen LLP

Denver, Colorado
 October 8, 1998

                        ENTEGRIS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                    August 31
                                                ------------------  February 28,
                                                  1998      1999        2000
                                                --------  --------  ------------
                                                                    (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents...................  $  8,235  $ 16,411    $ 25,029
  Trade accounts receivable, net of allowance
   for doubtful accounts of $1,322, $1,205 and
   $1,311, respectively.......................    30,076    32,932      38,083
  Trade accounts receivable due from
   affiliates.................................     7,402     9,962      19,278
  Inventories.................................    36,935    35,047      35,132
  Refundable income taxes.....................     2,395        --          --
  Deferred tax assets.........................     6,688     6,276       6,241
  Other current assets........................     4,890     4,737       5,805
                                                --------  --------    --------
   Total current assets.......................    96,621   105,365     129,568
                                                --------  --------    --------
Property, plant and equipment, net............   133,323   117,624     112,200
Other assets:
  Investments in affiliates...................    13,013    10,421      13,576
  Intangible assets, less accumulated
   amortization of $2,236, $3,217 and $3,811,
   respectively...............................     7,368     6,318       8,389
  Investments in marketable securities........       387       860       1,067
  Other.......................................     2,229     1,476       1,740
                                                --------  --------    --------
   Total assets...............................  $252,941  $242,064    $266,540
                                                ========  ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt........  $  8,685  $  6,566    $  6,336
  Current maturities of capital lease
   obligations................................     2,333     2,642       2,430
  Short-term borrowings.......................    10,019     8,439       8,021
  Accounts payable............................    12,568    10,548      14,162
  Accrued liabilities.........................    21,239    26,780      28,723
  Income tax payable..........................        --     1,530         392
                                                --------  --------    --------
   Total current liabilities..................    54,844    56,505      60,064
                                                --------  --------    --------
Long-term debt, less current maturities.......    67,547    48,023      46,274
Capital lease obligations, less current
 maturities...................................     5,695     5,807       4,496
Deferred tax liabilities......................     5,255     6,139       8,982
Minority interest in subsidiaries.............     1,201       907       3,755
Redeemable ESOT common stock..................    47,906   145,570     202,980
Shareholders' equity (deficit):
  Common stock, par value $.01; 200,000,000
   shares authorized.
  Issued and outstanding shares; 18,359,755,
   18,354,344 and 36,776,962, respectively....       184       184         368
  Additional paid-in capital..................    15,066    15,066      14,962
  Retained earnings (deficit).................    57,564   (36,069)    (75,111)
  Accumulated other comprehensive loss........    (2,321)      (68)       (230)
                                                --------  --------    --------
   Total shareholders' equity (deficit).......    70,493   (20,887)    (60,011)
                                                --------  --------    --------
Commitments and contingent liabilities
                                                --------  --------    --------
   Total liabilities and shareholders'
    equity....................................  $252,941  $242,064    $266,540
                                                ========  ========    ========

        See the accompanying notes to consolidated financial statements.

                        ENTEGRIS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Dollars in thousands, except per share data)

                                                             Six Months Ended
                                 Year Ended August 31,         February 28,
                               ----------------------------  ------------------
                                 1997      1998      1999      1999      2000
                               --------  --------  --------  --------  --------
                                                                (Unaudited)
Sales to non-affiliates......  $223,300  $216,852  $195,421  $ 91,862  $110,113
Sales to affiliates..........    53,990    49,739    46,531    19,728    46,549
                               --------  --------  --------  --------  --------
Net sales....................   277,290   266,591   241,952   111,590   156,662
Cost of sales................   161,732   156,508   148,106    72,026    85,260
                               --------  --------  --------  --------  --------
  Gross profit...............   115,558   110,083    93,846    39,564    71,402
Selling, general and
 administrative expenses.....    62,384    65,536    64,336    28,896    34,962
Engineering, research and
 development expenses........    17,986    19,912    14,565     7,571     6,234
                               --------  --------  --------  --------  --------
  Operating profit...........    35,188    24,635    14,945     3,097    30,206
Interest expense, net........     6,652     6,995     5,498     3,040     2,020
Other (income) expense, net..     2,201      (273)   (1,850)   (1,312)   (6,282)
                               --------  --------  --------  --------  --------
  Income before income taxes
   and other items below.....    26,335    17,913    11,297     1,369    34,468
Income tax expense...........    10,578     4,536     4,380        89    11,589
Equity in net (income) loss
 of affiliates...............    (1,750)      118     1,587     1,196      (582)
Minority interest in
 subsidiaries' net income
 (loss)......................       573       176      (399)      (16)      348
                               --------  --------  --------  --------  --------
  Net income.................    16,934    13,083     5,729       100    23,113
Market value adjustment to
 redeemable common stock.....    (3,045)   27,170   (98,754)  (49,377)  (65,589)
                               --------  --------  --------  --------  --------
  Net income (loss)
   applicable to
   nonredeemable common
   shareholders..............  $ 13,889  $ 40,253  $(93,025) $(49,277) $(42,476)
                               ========  ========  ========  ========  ========
Earnings (loss) per
 nonredeemable common share:
  Basic......................  $   0.39  $   1.10  $  (2.53) $  (1.34) $  (1.14)
  Diluted....................  $   0.27  $   0.21  $  (2.53) $  (1.34) $  (1.14)
Pro forma earnings per common
 share:
  Basic......................  $   0.28  $   0.22  $   0.10  $   0.00  $   0.39
  Diluted....................  $   0.27  $   0.21  $   0.09  $   0.00  $   0.36


        See the accompanying notes to consolidated financial statements.

                        ENTEGRIS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                           Common Stock                         Accumulated
                         ---------------- Additional               Other
                          Number           Paid-in   Retained  Comprehensive           Comprehensive
                         of Shares Amount  Capital   Earnings  Income (Loss)  Total       income
                         --------- ------ ---------- --------  ------------- --------  -------------
Balance at August 31,
 1996...................  16,727    $167   $ 2,743   $  4,379     $  (462)   $  6,827
  Repurchase and
   retirement of
   shares...............     (22)     --        --        (29)         --         (29)
  Issuance of stock for
   merger...............   1,210      12    10,719         --          --      10,731
  Shares issues pursuant
   to stock options
   exercised............     293       3       337         --          --         340
  Options granted below
   fair value...........      --      --       968         --          --         968
  Market value
   adjustment to
   redeemable ESOT
   common stock.........      --      --        --     (3,045)         --      (3,045)
  Foreign currency
   translation
   adjustment...........      --      --        --         --        (278)       (278)    $  (278)
  Increase in unrealized
   holding gain on
   marketable
   securities...........      --      --        --         --         209         209         209
  Net income............      --      --        --     16,934          --      16,934      16,934
                                                                                          -------
  Total comprehensive
   income...............                                                                  $16,865
                          ------    ----   -------   --------     -------    --------     =======
Balance at August 31,
 1997...................  18,208     182    14,767     18,239        (531)     32,657
  Repurchase and
   retirement of
   shares...............    (143)     (1)       --       (928)         --        (929)
  Shares issues pursuant
   to stock options
   exercised............     295       3       299         --          --         302
  Market value
   adjustment to
   redeemable ESOT
   common stock.........      --      --        --     27,170          --      27,170
  Foreign currency
   translation
   adjustment...........              --        --         --      (1,622)     (1,622)    $(1,622)
  Decrease in unrealized
   holding gain on
   marketable
   securities...........      --      --        --         --        (168)       (168)       (168)
  Net income............      --      --        --     13,083          --      13,083      13,083
                                                                                          -------
  Total comprehensive
   income...............                                                                  $11,293
                          ------    ----   -------   --------     -------    --------     =======
Balance at August 31,
 1998...................  18,360     184    15,066     57,564      (2,321)     70,493
  Repurchase and
   retirement of
   shares...............      (6)     --        --        (20)         --         (20)
  Dilution of ownership
   on equity
   investment...........      --      --        --       (588)         --        (588)
  Market value
   adjustment to
   redeemable ESOT
   common stock.........      --      --        --    (98,754)         --     (98,754)
  Foreign currency
   translation
   adjustment...........      --      --        --         --       1,792       1,792     $ 1,792
  Increase in unrealized
   holding gain on
   marketable
   securities...........      --      --        --         --         461         461         461
  Net income............      --      --        --      5,729          --       5,729       5,729
                                                                                          -------
  Total comprehensive
   income...............                                                                  $ 7,982
                          ------    ----   -------   --------     -------    --------     =======
Balance at August 31,
 1999...................  18,354     184    15,066    (36,069)        (68)    (20,887)
  Repurchase and
   retirement of shares
   (unaudited)..........      (8)     --        --        (89)         --         (89)
  Shares issues pursuant
   to stock options
   exercised
   (unaudited)..........      22      --        80         --          --          80
  Dilution of ownership
   on investments
   (unaudited)..........      --      --        --      3,523          --       3,523
  Market value
   adjustment to
   redeemable ESOT
   common stock.........      20      --        --    (65,589)         --     (65,589)
  Foreign currency
   translation
   adjustment
   (unaudited)..........      --      --        --         --        (138)       (138)    $  (138)
  Decrease in unrealized
   holding gain on
   marketable securities
   (unaudited)..........      --      --        --         --         (24)        (24)        (24)
  Net income
   (unaudited)..........      --      --        --     23,113          --      23,113      23,113
  Stock split adjustment
   (unaudited)..........  18,389     184      (184)        --          --          --
                                                                                          -------
  Total comprehensive
   income (unaudited)...                                                                  $22,951
                          ------    ----   -------   --------     -------    --------     =======
Balance at February 28,
 2000 (unaudited).......  36,777    $368   $14,962   $(75,111)    $  (230)   $(60,011)
                          ======    ====   =======   ========     =======    ========

        See the accompanying notes to consolidated financial statements.

                        ENTEGRIS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                Six Months
                                                              Ended February
                                    Year Ended August 31,           28,
                                   -------------------------  ----------------
                                    1997     1998     1999     1999     2000
                                   -------  -------  -------  -------  -------
                                                                (Unaudited)
Operating Activities:
Net income.......................  $16,934  $13,083  $ 5,729  $   100  $23,113
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
  Depreciation and amortization..   23,395   26,591   28,810   13,670   13,369
  Asset impairment...............       --      425    1,996       --    1,287
  Provision for doubtful
   accounts......................      404       57      213      245      106
  Provision for deferred income
   taxes.........................      261      667    1,296       --    2,879
  Stock option compensation
   expense.......................      968       --       --       --       --
  Equity in net (income) loss of
   affiliates....................   (1,750)     118    1,587    1,196     (582)
  Loss (gain) on sale of property
   and equipment.................      112     (360)     543      (16)     611
  Gain on sale of investment in
   affiliate.....................       --       --       --       --   (5,468)
  Minority interest in
   subsidiaries' net income
   (loss)........................      573      176     (399)     (16)     348
  Changes in operating assets and
   liabilities:
   Trade accounts receivable.....   (4,151)   7,983   (3,069)    (136)  (4,992)
   Trade accounts receivable due
    from affiliates..............      448      113   (2,560)  (1,380)  (9,316)
   Inventories...................   (4,402)   7,122    1,888    2,624      (85)
   Accounts payable and accrued
    liabilities..................    4,771  (11,685)   3,520    1,611    5,217
   Other current assets..........   (8,807)   5,457      152   (3,887)  (1,067)
   Accrued income taxes..........      798   (4,094)   3,925     (353)  (1,119)
   Other.........................   (1,063)     256     (222)    (399)    (139)
                                   -------  -------  -------  -------  -------
     Net cash provided by
      operating activities.......   28,491   45,909   43,409   13,259   24,162
                                   -------  -------  -------  -------  -------
Investing Activities:
Acquisition of property and
 equipment.......................  (44,928) (33,512) (10,079)  (5,178)  (7,323)
Purchase of intangible assets....     (695)    (618)    (621)     (21)  (2,013)
Proceeds from sales of property
 and equipment...................      315      343    1,285      493      290
Proceeds from sale of investment
 in affiliate....................       --       --       --       --    7,399
(Decrease) increase in investment
 in affiliates...................   (1,012)    (213)     159       --   (1,840)
                                   -------  -------  -------  -------  -------
     Net cash used in investing
      activities.................  (46,321) (34,000)  (9,256)  (4,706)  (3,487)
                                   -------  -------  -------  -------  -------
Financing Activities:
Principal payments on short-term
 borrowings and long-term debt...   (9,507) (28,567) (32,339) (14,165)  (6,155)
Proceeds from short-term
 borrowings and long-term debt...   29,193   15,895    6,382    2,373    2,312
Issuance of common stock.........      389      302       --       --       80
Repurchase of redeemable and non-
 redeemable common stock.........   (2,225)  (2,578)  (1,110)  (1,110)  (8,268)
                                   -------  -------  -------  -------  -------
     Net cash provided by (used
      in) financing activities...   17,851  (14,948) (27,067) (12,902) (12,031)
                                   -------  -------  -------  -------  -------
Effect of exchange rate changes
 on cash and cash equivalents....       82      (80)   1,090      940      (26)
                                   -------  -------  -------  -------  -------
     (Decrease) increase in cash
      and cash equivalents.......      103   (3,119)   8,176   (3,409)   8,618
Cash and cash equivalents at
 beginning of period.............   11,251   11,354    8,235    8,235   16,411
                                   -------  -------  -------  -------  -------
Cash and cash equivalents at end
 of period.......................  $11,354  $ 8,235  $16,411  $ 4,825  $25,029
                                   =======  =======  =======  =======  =======

          See accompanying notes to consolidated financial statements.

                                 ENTEGRIS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

 (a) Principles of Consolidation and Basis of Presentation

   Entegris, Inc. (the Company) is a worldwide leader in providing advanced materials management products using polymers developed for applications in the microelectronics industry and other targeted markets. The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Fluoroware, Inc., Empak, Inc., Fluoroware Jamaica, Ltd. and Empak Bermuda, both foreign sales corporations (FSC), Fluoroware PEI, Inc., Empak GmbH, Fluoroware Europa GmbH, Empak Hanbal Korea, Empak Korea Yuhan Hoesa, Empak UK, and Empak Malaysia. The results of operations of Nippon Fluoroware K.K., a 90% owned subsidiary, Fluoroware GmbH, a 90% owned subsidiary, Fluoroware Southeast Asia Pte Ltd., a 70% owned subsidiary; Fluoroware Valqua Japan K.K., a 51% owned subsidiary, and Unified Container Solutions, Inc., an 80% owned subsidiary of the Company, have also been consolidated with the Company's results. See Notes 21 and 22 regarding transactions subsequent to August 31, 1999 which affect certain of the preceding information. The Company accounts for its investments in its 30.0% and 20.8% owned affiliates, FJV (Korea) Ltd. and Metron Technology N.V. (Metron), respectively, using the equity method. The Company's investment in Metron is accounted for using a three-month lag due to Metron's May year end. Intercompany profits, transactions and balances have been eliminated.

   The Company's fiscal year is a 52 or 53 week period ending on the last Saturday in August. Fiscal years 1997, 1998 and 1999 ended on August 30, 1997, August 29, 1998 and August 28, 1999, respectively. For convenience, the accompanying financial statements have been presented as ending on the last day of the month.

   The unaudited interim consolidated financial statements for the six months ended February 28, 1999 and 2000, have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the six months ended February 28, 2000 are not necessarily indicative of the operating results to be expected for the year ended August 31, 2000.

 (b) Business Combination

   On June 7, 1999, Fluoroware, Inc. and Empak, Inc. completed a business combination which resulted in the formation of Entegris, Inc., a new corporation formed for the purpose of effecting the business combination. Entegris, Inc. issued 36 million shares of its common stock in exchange for 100% of the outstanding shares of Fluoroware, Inc. and 24 million shares in exchange for 100% of the outstanding shares of Empak, Inc.

   For financial reporting purposes, the business combination has been recorded using the pooling-of-interests method of accounting under generally accepted accounting principles. Accordingly, the historical financial statements of Entegris, Inc. include the historical accounts and results of operations of Empak, Inc. and subsidiaries and Fluoroware, Inc. and subsidiaries as if the business combination had been in effect for all periods presented.

   The results of operations for the separate companies and combined amounts presented in the consolidated financial statements are as follows:

                                                       1997    1998    1999
                                                     -------- ------- -------
      Net sales:
        Fluoroware, Inc............................. $165,772 152,805 141,758
        Empak, Inc..................................  111,518 113,786 100,194
                                                     -------- ------- -------
          Combined.................................. $277,290 266,591 241,952
                                                     ======== ======= =======
      Net income before merger-related expenses,
      impairment of asset charges and adjustments
      recorded to conform accounting methods:
        Fluoroware, Inc............................. $  6,056   1,940     149
        Empak, Inc..................................   10,741  11,414   9,843
                                                     -------- ------- -------
          Combined.................................. $ 16,797  13,354   9,992
                                                     ======== ======= =======
      Net income (loss):
        Fluoroware, Inc............................. $  6,202   1,724  (3,630)
        Empak, Inc..................................   10,732  11,359   9,359
                                                     -------- ------- -------
          Combined.................................. $ 16,934  13,083   5,729
                                                     ======== ======= =======

   Adjustments to conform the companies' methods of depreciation reduced combined net income for the years ended August 31, 1998 and 1999 by approximately $0.5 million and $1.9 million, respectively.

   Expenses related to the business combination were approximately $3.6 million for 1999, of which approximately $2.6 million is in accrued liabilities at August 31, 1999. In addition, the Company recorded asset impairment charges related to the business combination of approximately $1.3 million during 1999.

 (c) Cash and Cash Equivalents

   Cash and cash equivalents include cash on hand, demand deposits, and short-term investments with original maturities of three months or less.

 (d) Inventories

   Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for approximately 78% and 73% of total inventories at August 31, 1998 and 1999, respectively. Inventories not valued at LIFO are recorded using the first-in, first-out method.

 (e) Property, Plant, and Equipment

   Property, plant, and equipment are carried at cost and are depreciated principally on the straight-line method. When assets are retired or disposed of, the cost and related accumulated depreciation are removed from the accounts, and gains or losses are recognized in the same period. Maintenance and repairs are expensed as incurred; significant renewals and betterments are capitalized.

 (f) Capitalized Software

   The Company capitalizes certain costs associated with significant software obtained and developed for internal use. Certain costs are capitalized when both the preliminary project stage is completed and management deems the project will be completed and used to perform the intended function. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

   Capitalized software costs are amortized over the estimated useful life of the project which is generally 4 to 5 years. Capitalized software of approximately $4.6 million was included in office furniture and equipment as of August 31, 1998 and 1999.

 (g) Intangible Assets

   Patents, trademarks and goodwill are carried at cost, less accumulated amortization, and are being amortized over 5 to 17 year periods, using the straight-line method. Costs associated with bond and debt issuance are carried at cost, less accumulated amortization, and are being amortized on a straight-line basis over the life of the applicable bond or debt instrument, which is 10 to 15 years.

   The carrying value of intangible assets is reviewed when circumstances suggest that there has been possible impairment. If this review indicates that intangible assets will not be recoverable based on the estimated undiscounted cash flows over the remaining amortization period, the carrying value of intangible assets is reduced to estimated fair value.

 (h) Investments in Marketable Securities

   Certain of the Company's investments are classified as available-for-sale, and accordingly, any unrealized holding gains and losses, net of taxes, are excluded from income, and recognized as a separate component of shareholders' equity until realized. Fair market value of the securities is determined based on published market prices. At August 31, 1999, the gross unrealized gains on marketable securities were $0.5 million.

 (i) Foreign Currency Translation/Foreign Currency Contracts

   Except for certain foreign subsidiaries whose functional currency is the United States dollar, assets and liabilities of foreign subsidiaries are translated from foreign currencies into U.S. dollars at current exchange rates. Income statement amounts are translated at the weighted average exchange rates for the year. Gains and losses resulting from foreign currency transactions are included in net income. For certain foreign subsidiaries whose functional currency is the U.S. dollar, currency gains and losses resulting from translation are determined using a combination of current and historical rates and are reported as a component of net income.

   The Company periodically enters into forward foreign currency contracts to reduce certain exposures relating to rate changes in foreign currency. These contracts are subject to gain or loss from changes in foreign currency rates, however, any realized gain or loss will be offset by gains or losses on the underlying hedged foreign currency transactions. Certain exposures to credit losses related to counterparty nonperformance exist, however, the Company does not anticipate nonperformance by the counterparties as they are large, well-established financial institutions. The fair values of the Company's forward hedging instruments discussed below are estimated based on prices quoted by financial institutions for these instruments.

   The Company was a party to forward foreign currency contracts with notional amounts of $1.6 million at August 31, 1999.

 (j) Revenue Recognition/Concentration of Risk

   Revenue and the related cost of sales are recognized upon shipment of the products. The Company provides for estimated returns and warranty obligations when the revenue is recorded. The Company sells its products to semiconductor manufacturing companies throughout the world. The Company performs continuing credit evaluations of its customers and, generally, does not require collateral. Letters of credit may be required from its customers in certain circumstances. The Company maintains an allowance for doubtful accounts which management believes is adequate to cover any losses on trade receivables.

   Certain of the materials included in the Company's products are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on the Company's results of operations. Furthermore, a significant increase in the price of one or more of these components could adversely affect the Company's results of operations.

 (k) Income Taxes

   Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting. The Company accounts for tax credits as reductions of income tax expense in the year in which such credits are allowable for tax purposes.

   The Company utilizes the asset and liability method for computing its deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are based on the temporary difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (l) Long-lived Assets

   Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. The Company recorded asset write-offs on molds and equipment which were determined to have no future use of approximately $0.4 million and $2.0 million for 1998 and 1999, respectively. All impairment losses are included in the Company's selling, general and administrative expenses.

 (m) Earnings (Loss) per Share (EPS)

  1) Historical

    a) Basic EPS is computed by dividing net income (loss) applicable to nonredeemable common stock by the weighted average number of shares of nonredeemable common stock outstanding during each period.

    b) Since the basic EPS for the year ended August 31, 1999 represents a loss per share of common stock, the effect of including the incremental shares of common stock from assumed exercise of options and from assumed reclassification of redeemable common stock in EPS computation is anti-dilutive, and accordingly the basic and diluted EPS are the same.

  2) Pro forma

     Pro forma basic and diluted EPS have been calculated assuming the reclassification of all outstanding shares of redeemable common stock upon Entegris' initial public offering into common stock, as if the shares had been converted immediately upon their issuance. Accretion (reduction) of redemption value of redeemable common stock has been excluded from the calculation of pro forma basic and diluted EPS as the related shares are assumed to be converted to common stock upon issuance.

 (n) Accounting Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (o) Stock-based Compensation

   The Company accounts for stock-based compensation under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. APB No. 25 requires compensation cost to be recorded on the date of the grant only if the current market price of the underlying stock exceeds the exercise price. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-based Compensation.

 (p) Comprehensive Income

   Comprehensive income (loss) represents the change in shareholders' equity resulting from other than shareholder investments and distributions. The Company's foreign currency translation adjustments and unrealized gains and losses on marketable securities are included in accumulated comprehensive income (loss). The effect of deferred taxes on other comprehensive income (loss) is not material.

 (q) Recent Accounting Pronouncements

   In June 1998, FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended, becomes effective for fiscal years beginning after June 15, 2000. The pronouncement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of derivatives and whether it qualifies for hedge accounting. The Company is presently analyzing this statement and the impact, if any, on the Company's financial statements.

(2) Acquisitions

   On April 30, 1998, the Company acquired all the common stock of Hanbal Korea, a Korean corporation, for a nominal amount. Subsequent to the acquisition, the Company contributed additional capital of $2.3 million. The acquisition has been accounted for under the purchase method of accounting. The excess of the purchase price over the net book value of the common stock acquired was $0.8 million and was allocated to goodwill. Results of operations of Hanbal Korea are included in the consolidated financial statements subsequent to April 30, 1998.

   On January 26, 1998, the Company acquired an additional 37.5% interest in Nippon Fluoroware K.K. for $0.9 million.

(3) Inventories

   Inventories consist of the following (in thousands):

                                                                  1998    1999
                                                                -------- -------
        Raw materials.......................................... $  7,564 $ 7,194
        Work-in-process........................................      876   4,377
        Finished goods.........................................   28,161  22,703
        Supplies...............................................      334     773
                                                                -------- -------
                                                                $ 36,935 $35,047
                                                                ======== =======

   If the first-in, first-out (FIFO) cost method had been used by the company, inventories would have been $4.5 million and $4.9 million higher at August 29, 1998 and August 28, 1999, respectively.

   During fiscal 1998 and 1999, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs than those prevailing in prior years. The effect of this liquidation was to increase income before income taxes in fiscal 1998 and 1999 by approximately $1.0 million and $1.6 million, respectively.

(4) Property, Plant, and Equipment

   Property, plant, and equipment, together with annual depreciation lives, consist of the following (in thousands):

                                                                     Estimated
                                                   1998      1999   Useful Lives
                                                 --------- -------- ------------
      Land...................................... $   6,268 $  7,307
      Buildings and improvements................    53,117   55,349     5-35
      Manufacturing equipment...................    80,127   77,625     5-10
      Molds.....................................    65,174   68,352      3-5
      Office furniture and equipment............    32,213   34,291      3-8
                                                 --------- --------
                                                   236,900  242,924
      Less accumulated depreciation.............   103,577  125,300
                                                 --------- --------
                                                 $ 133,323 $117,624
                                                 ========= ========

   Depreciation expense was $22.9 million, $25.6 million and $27.8 million in 1997, 1998 and 1999, respectively.

(5) Investments in Affiliates

   The investment in Metron was reduced from 37.5% to 32.8% in 1999 due to the dilution of ownership resulting from an acquisition by Metron. The Company recorded this $0.6 million reduction in its investment through retained earnings in fiscal 1999. This ownership percentage was further reduced in November 1999 as explained in Note 22. A summary of assets, liabilities, and results of operations for Metron, a 32.8% owned affiliate accounted for using the equity method, is as follows (in thousands):

                                                                  May 31,
                                                             -----------------
                                                               1998     1999
                                                             -------- --------
      Current assets........................................ $ 97,859 $ 86,713
      Noncurrent assets, net................................   16,302   12,912
      Current liabilities...................................   73,390   64,930
      Noncurrent liabilities................................    2,722    2,743
                                                             -------- --------
          Total shareholders' equity........................ $ 38,049 $ 31,952
                                                             ======== ========
                                                               Fiscal Years
                                                               Ended May 31,
                                                             -----------------
                                                               1998     1999
                                                             -------- --------
      Net sales............................................. $275,024 $228,121
                                                             -------- --------
      Net income (loss)..................................... $  1,102 $ (4,534)
                                                             ======== ========

   Metron operates mainly in Europe, Asia Pacific, and the United States. Sales to Metron, which are recorded in accordance with the Company's revenue recognition policy, were $34.6 million, $31.8 million and $34.6 million in 1997, 1998 and 1999, respectively. Trade accounts receivable relating to these sales as of August 31, 1998 and 1999 were $6.6 million and $8.1 million, respectively.


   The Company also has a 30% investment in FJV (Korea) Ltd. Neither this investment nor FJV (Korea) Ltd.'s financial statements are material.

(6) Accrued Liabilities

   Accrued liabilities consist of the following (in thousands):

                                                                 1998    1999
                                                               -------- -------
      Payroll and related benefits............................ $  8,061 $ 6,896
      Insurance...............................................    1,440   2,248
      Taxes, other than income taxes..........................    1,384   1,472
      Pension.................................................    2,377   3,218
      Interest................................................      829     570
      Other...................................................    7,148  12,376
                                                               -------- -------
                                                               $ 21,239 $26,780
                                                               ======== =======

(7) Long-term Debt

   Long-term debt consists of the following (in thousands):

                                                                1998    1999
                                                               ------- -------
   Unsecured senior notes payable in various semiannual
    principal installments, including semiannual interest
    installments at 7.42% through February 2011..............  $20,000 $19,200
   Unsecured reducing revolving commitments with two
    commercial banks for aggregate borrowing of $35,833 with
    interest only payable monthly at 6.43% to 8.50% during
    1999, based on a factor of the banks' reference rates....   13,400      --
   Stock redemption notes payable in various installments
    along with monthly interest of 6%, 8%, and 9% through
    December 2010............................................    9,112   8,490
   Unsecured senior notes payable in various quarterly
    principal installments, including monthly interest
    installments at 9.46% through February 2005..............    8,900   8,400
   Mortgage loans payable in monthly installments of $55
    including principal and interest at 8.75% and 9.95%
    through July 2000 and July 2008; secured by land and
    buildings................................................    2,758   2,331
   Commercial loans payable on a monthly basis in principal
    installments of $271, with interest ranging from 1.925%
    to 9.0% and various maturities through September 2015....    7,929   5,391
   Commercial loan payable on a semiannual basis in principal installments of $252 and interest ranging from 4.9% to 6%
    and various maturities through December 2007.............    4,446   3,416
   Industrial Revenue Bonds payable on a semiannual basis
    with principal installments of $50 through October 2012,
    and variable interest ranging from 3.10% to 4.35%........    1,550   1,450
   Note payable to Marubeni Corporation, interest at 9.07%,
    due monthly; balloon payment of $3,913 due March 2002;
    secured by building......................................    4,804   4,543
   Other.....................................................    3,333   1,368
                                                               ------- -------
   Total.....................................................   76,232  54,589
   Less current maturities...................................    8,685   6,566
                                                               ------- -------
                                                               $67,547 $48,023
                                                               ======= =======

   Annual maturities of long-term debt as of August 31, 1999, are as follows (in thousands):

        Year Ending August 31,
        2000............................................................ $ 6,566
        2001............................................................   6,791
        2002............................................................   9,167
        2003............................................................   4,927
        2004............................................................   5,434
        Thereafter......................................................  21,703
                                                                         -------
                                                                         $54,589
                                                                         =======

   Subsequent to year end through December 22, 1999, the Company signed new debt agreements which replaced the unsecured senior notes payable and the unsecured reducing revolving commitments. These new agreements contain substantially identical terms as the former agreements. The new agreements require the Company to maintain certain quarterly financial covenants beginning with the quarter ending February 28, 2000.

(8) Short-term Bank Borrowings

   The Company has a revolving commitment with three commercial banks for aggregate borrowings of $25 million with interest at the LIBOR rate (5.4% at August 31, 1999), plus 2.0%, or at prime (8.25% at August 31, 1999). During 1999 interest ranged between 7.75% and 8.5%. The balance outstanding under this commitment was $5.0 million and $0 at August 31, 1998 and 1999, respectively.

   The Company has entered into line of credit agreements with six international commercial banks, which provide for aggregate borrowings of 5.1 million Deutsche marks, 5.0 million Malaysia ringgits, 0.5 million Singapore dollars and 850 million yen for its foreign subsidiaries, which is equivalent to $12.0 million as of August 31, 1999. Interest rates for these facilities are based on a factor of the banks' reference rates and ranged from 1.625% to 9.5% during 1999. Borrowings outstanding under these line of credit agreements at August 31, 1998 and 1999, were $5.0 million and $8.4 million, respectively.

(9) Lease Commitments

   The Company is obligated under noncancellable lease agreements for certain equipment and buildings. Future minimum lease payments for all capital and operating leases with initial or remaining terms in excess of one year at August 31, 1999 are as follows (in thousands):

                                                       Operating Capital  Total
   Year Ending August 31,                              --------- ------- -------
   2000..............................................   $ 4,359  $ 3,150 $ 7,508
   2001..............................................     3,491    2,836   6,328
   2002..............................................     2,387    1,433   3,820
   2003..............................................     1,205      707   1,911
   2004..............................................     1,212      489   1,701
   Thereafter........................................     1,247    1,120   2,368
                                                        -------  ------- -------
     Total minimum lease payments....................   $13,900  $ 9,735 $23,636
                                                        =======  ======= =======
   Less amount representing interest imputed at rates
    ranging
    from 5% to 9%....................................              1,286
                                                                 -------
     Capital lease obligations, including current
      maturities
      of $2,641......................................            $ 8,449
                                                                 =======

   The minimum lease payments for operating leases have not been reduced by minimum sublease rentals of $3.5 million due through November 2004.

   Equipment under capital lease is summarized as follows (in thousands):

                                                                  1998    1999
                                                                 ------- -------
        Cost.................................................... $14,163 $16,367
        Less accumulated depreciation...........................   4,632   6,145
                                                                 ------- -------
                                                                 $ 9,530 $10,222
                                                                 ======= =======

   Total rental expense for all equipment and building operating leases was $3.4 million, $4.3 million and $6.1 million in 1997, 1998 and 1999, respectively. See note 20(a) for related party leases included above.

(10) Interest Expense, net

   Interest expense, net consists of the following (in thousands):

                                                      1997     1998     1999
                                                     -------  -------  -------
   Interest expense................................. $ 6,747  $ 7,111  $ 6,441
   Less interest income.............................      95      116      943
                                                     -------  -------  -------
     Interest expense, net.......................... $ 6,652  $ 6,995  $ 5,498
                                                     =======  =======  =======

(11) Other Income (Expense), net

   Other income (expense), net consists the following (in thousands):

                                                      1997     1998     1999
                                                     -------  -------  -------
   Gain (loss) on sale of property and equipment.... $  (112) $ 1,225  $  (543)
   Gain (loss) on foreign currency exchange.........      --     (904)   1,121
   Other, net.......................................  (2,089)     (48)   1,272
                                                     -------  -------  -------
                                                     $(2,201) $   273  $ 1,850
                                                     =======  =======  =======

(12) Income Taxes

   Income (loss) before income taxes was derived from the following sources (in thousands):

                                                      1997     1998     1999
                                                     -------  -------  -------
   Domestic......................................... $26,974  $16,634  $ 7,592
   Foreign..........................................    (639)   1,279    3,705
                                                     -------  -------  -------
                                                     $26,335  $17,913  $11,297
                                                     =======  =======  =======

   Income tax expense (benefit) is summarized as follows (in thousands):

                                                          1997    1998    1999
                                                         ------- ------  ------
   Current:
     Federal............................................ $ 8,541 $2,919  $2,790
     State..............................................   1,018    876     495
     Foreign............................................     842    280   1,343
                                                         ------- ------  ------
                                                          10,401  4,075   4,628
                                                         ------- ------  ------
   Deferred:
     Federal............................................     150    546    (264)
     State..............................................      27    (85)     16
                                                         ------- ------  ------
                                                             177    461    (248)
                                                         ------- ------  ------
                                                         $10,578 $4,536  $4,380
                                                         ======= ======  ======

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 31, 1998 and 1999 are as follows (in thousands):

                                                               1998     1999
                                                              -------  -------
     Net current deferred tax assets:
       Allowance for doubtful accounts....................... $ 1,056  $   749
       Inventory reserve.....................................   2,284    2,449
       Accruals not currently deductible for tax purposes....   3,008    2,549
       Other, net............................................     340      529
                                                              -------  -------
         Total current deferred tax assets...................   6,688    6,276
                                                              -------  -------
     Non-current deferred tax liabilities:
       Accelerated depreciation..............................  (5,841)  (7,098)
       Capital leases........................................    (502)    (519)
       DISC earnings.........................................    (967)    (860)
       Accruals not currently deductible for tax purposes....     914      453
       Other, net............................................   1,141    1,886
                                                              -------  -------
         Total gross deferred tax liabilities................  (5,255)  (6,139)
                                                              -------  -------
         Net deferred tax assets............................. $ 1,433  $   137
                                                              =======  =======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods during which deferred tax assets are deductible, the Company believes it is more likely than not that the benefit of these deductible differences will be realized.

   Actual income tax expense differs from the expected amounts based upon the statutory federal tax rates as follows:

                                                               1997  1998  1999
                                                               ----  ----  ----
     Expected federal income tax at statutory rate............ 35.0% 35.0% 35.0%
     State income taxes, net of federal tax effect............  2.8   2.5   2.9
     Effect of foreign source income..........................  2.7   2.1   6.3
     Foreign sales corporation income not subject to tax...... (4.1) (5.5) (6.2)
     Research tax credit...................................... (2.6) (5.2) (3.1)
     Foreign losses not previously benefited..................   --  (5.1)   --
     Discontinued use of domestic sales corporation...........  2.4    --    --
     Other items, net.........................................  4.0   1.5   3.9
                                                               ----  ----  ----
                                                               40.2% 25.3% 38.8%
                                                               ====  ====  ====

(13) Employee Stock Ownership Plan and Trust

   Entegris maintains an Employee Stock Ownership Plan and Trust (ESOT).

   In August 1985, the ESOT purchased 23,158,464 shares of common stock of the Company from a shareholder. The ESOT borrowed funds, guaranteed by the Company, for $3.6 million and obtained additional contributions to fund this purchase in October 1985. In August 1989, the ESOT borrowed additional funds of $1.2 million guaranteed by the Company, to purchase an additional 4,631,692 shares of common stock from a stockholder.

   Employer contributions to the ESOT are determined from time to time by the Board of Directors at its discretion, and are made without regard to the profits of the Company. Contributions shall not exceed the amount allowable by the Internal Revenue Code. No contributions were made to the ESOT for 1997, 1998 or 1999.

   Employer contributions are allocated to separate accounts maintained for each participant in the proportion that the total qualified compensation of each participant bears to the total qualified compensation for all participants. Each participant's account is adjusted, at least annually, to reflect investment gains or losses.

   The ESOT shares were 23,833,718 and 23,252,398 as of August 31, 1998 and 1999, respectively. The ESOT plan contains a put option, whereby the Company agrees to purchase the vested shares distributed to terminated participants or their estates, at the appraised value of the shares as of the second August 31 following termination, or after the first August 31 upon death, disability, or attainment of age 65. The fair value of shares was estimated by an independent appraiser to be $3.15, $2.01 and $6.25 as of August 31, 1997, 1998 and 1999,
respectively. As a result of this redemption feature, these shares are classified separately from shareholders' equity. Pursuant to the terms of the ESOT plan, upon the consummation of an initial public offering these shares would no longer be redeemable and would be reclassified into shareholders' equity.

   On August 20, 1998, the Board of Directors approved a change to the distribution procedures, whereby a corporate bylaw restriction was eliminated. The impact of this restriction elimination allows participants (beneficiaries and alternate payees) to receive their distribution in Company stock. This change was effective for distributions based on the August 31, 1998 valuation.

(14) Pension and 401(k) Savings Plans

   Entegris, Inc. has a defined contribution pension plan covering eligible employees. Contributions under this plan are determined by a formula set forth in the plan agreement. Total pension costs for 1997, 1998 and 1999 related to this plan were $2.2 million, $1.7 million and $2.0 million, respectively.

   The Company maintains 401(k) employee savings plans (the Plans) that qualify as deferred salary arrangements under Section 401(k) of the Internal Revenue Code. Under the Plans, eligible employees may defer a portion of their pretax wages, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of the employee's contribution, up to a maximum of 6% of the employee's eligible wages. The Board of Directors may, at its discretion, declare a profit sharing contribution in addition to the matching contribution, but all contributions are limited to the maximum amount deductible for federal income tax purposes. The employer profit sharing and matching contribution expense under the Plans was $1.5 million, $1.6 million and $1.8 million in 1997, 1998 and 1999, respectively.

(15)Stock Option Plans

   In August 1999, Entegris, Inc. established the Entegris, Inc. 1999 Long-Term Incentive and Stock Option Plan (the 1999 Plan) and the Entegris, Inc. Outside Directors' Stock Option Plan (the Directors' Plan). These plans replaced similar plans in effect prior to the business combination described in Note 1(b). The maximum aggregate number of shares that may be granted under the plans is 9,000,000 and 1,000,000, respectively. The Plans state that the exercise price for these shares shall not be less than 100% of the fair market value of the common stock on the date of grant of such option.

   On February 12, 1998, 10-year stock options were granted at a price equal to the most recent fair market appraised value. Some of the options became immediately exercisable while others are exercisable on a cumulative basis at a rate of 25% per year.

   Prior to the effective date of this offering, the Company intends to amend the Directors' Plan so that each outside director shall automatically be granted an option to purchase 15,000 shares upon the date the individual becomes a director. Annually, each outside director will automatically be given an option to purchase 6,000 shares. Options will be exercisable six months subsequent to the date of grant. The term of the option shall be ten years. The Plan states that the exercise price for these shares shall not be less than 100% of the fair market value of the common stock on the date of grant of such option.

   Option activity for the 1999 Plan and the Directors' Plan is summarized as follows (shares in thousands):

                                   1997             1998             1999
                             ---------------- ---------------- ----------------
                             Number of Option Number of Option Number of Option
                              shares   price   shares   price   shares   price
                             --------- ------ --------- ------ --------- ------
   Options outstanding,
    beginning
    of year................    1,952   $1.46    1,810   $1.43    6,010   $2.72
     Granted...............       92    1.37    4,610    3.15       --      --
     Canceled..............     (234)   1.50     (410)   2.01     (111)   2.57
                               -----   -----    -----   -----    -----   -----
   Options outstanding, end
    of year................    1,810   $1.43    6,010   $2.72    5,899   $2.72
                               =====   =====    =====   =====    =====   =====
   Options exercisable, end
    of year................      452   $1.38    2,769   $2.45    3,855   $2.54
                               =====   =====    =====   =====    =====   =====
   Options available for
    grant, end
    of year................    8,190            3,990            4,101
                               =====            =====            =====

   At August 31, 1999, the exercise price for 4,454,000 options outstanding, with a weighted average remaining contractual life of 8.5 years, was $3.15 and the exercise prices for 1,445,000 options outstanding, with a weighted average remaining life of 6.5 years, ranged from $0.96 to $1.50. At August 31, 1999, 2,527,000 options were exercisable at $3.15 and 1,328,000 options were excercisable at prices ranging from $0.96 to $1.50. No options were exercised in 1997, 1998 or 1999.

   The Company determined pro forma compensation expense under the provisions of SFAS No. 123 using the Black-Scholes pricing model and the following assumptions:

                                                 5 Year     8 Year     10 Year
                                                ---------  ---------  ---------
     Expected dividend yield...................     0%         0%         0%
     Expected stock price volatility...........     0%         0%         0%
     Risk-free interest rate................... 5.32-5.47% 6.33-6.86% 5.39-5.96%
     Expected life.............................  5 years    8 years   10 years

   Had compensation cost for option grants been determined consistent with SFAS No. 123, the Company's net income (loss), on a pro forma basis, would have been as follows (in thousands, except per share data):

                                                       1997    1998     1999
                                                      ------- ------- --------
     Net income (loss), as reported.................  $13,889 $40,253 $(93,025)
     Pro forma net income (loss)....................   13,565  37,188  (94,151)
     Basic net earnings (loss) per share, as
      reported......................................     0.39    1.10    (2.53)
     Pro forma basic net earnings (loss) per share..     0.38    1.01    (2.56)
     Diluted net earnings (loss) per share, as
      reported......................................     0.27    0.21    (2.53)
     Pro forma diluted net earnings (loss) per
      share.........................................     0.27    0.16    (2.56)

   The weighted average fair value of options granted during the years ended August 31, 1997 and 1998 with exercise prices equal to the market price at the date of grant was $0.84 and $1.33 per share, respectively.

(16) Earnings (Loss) per Share

   Basic earnings (loss) per share is based upon the weighted average common shares outstanding during each year. Diluted earnings (loss) per share is based upon the weighted average common shares outstanding and dilutive common stock equivalent shares outstanding during each year. The following table presents a reconciliation of the numerators and denominators used in the computation of basic and diluted earnings (loss) per share (in thousands):

                                                     1997     1998      1999
                                                    ------- --------  --------
   Numerator
     Basic earnings (loss) per share--Net income
      (loss) applicable to nonredeemable common
      shareholders ................................ $13,889 $ 40,253  $(93,025)
     Marketable value adjustment to redeemable
      common stock.................................   3,045  (27,170)       --
                                                    ------- --------  --------
       Numerator for diluted earnings (loss) per
        share...................................... $16,934 $ 13,083  $(93,025)
                                                    ======= ========  ========
   Denominator
     Basic earnings (loss) per share--Weighted
      common shares outstanding....................  35,247   36,651    36,708
     Weighted common shares assumed upon exercise
      of options...................................   1,819      745
     Weighted common shares assumed upon
      reclassification of redeemable common
      shares.......................................  24,720   24,096
                                                    ------- --------  --------
       Denominator for diluted earnings (loss) per
        share......................................  61,786   61,492    36,708
                                                    ======= ========  ========

   The effect of the inclusion of redeemable common shares and stock options in 1999 is anti-dilutive.

(17)Segment Information

   The Company operates in one segment as it designs, develops, manufactures, markets and sells material management and handling products predominantly within the semiconductor industry. All products are sold on a worldwide basis.

   The following table summarizes total net sales, based upon the country from which sales were made, and long-lived assets attributed to significant countries for 1997, 1998 and 1999, respectively (in thousands):

                                                      1997     1998     1999
                                                    -------- -------- --------
      Net sales:
        United States.............................. $252,230 $217,171 $176,345
        Japan......................................   13,232   19,129   20,337
        Germany....................................   10,103   18,853   26,278
        Malaysia...................................      818    5,828   12,100
        Korea......................................       --    1,249    2,443
        Singapore..................................      907    4,361    4,449
                                                    -------- -------- --------
                                                    $277,290 $266,591 $241,952
                                                    ======== ======== ========
      Long-lived assets:
        United States.............................. $ 95,847 $102,190 $ 84,271
        Japan......................................    7,404    6,044    7,100
        Germany....................................    5,034    7,143    6,484
        Malaysia...................................    9,807   13,094   12,955
        Korea......................................       25    2,742    5,131
        Singapore..................................    2,037    2,110    1,683
                                                    -------- -------- --------
                                                    $120,154 $133,323 $117,624
                                                    ======== ======== ========

   Export sales, principally from the United States, amounted to $95.8 million, $70.7 million and $50.3 million in 1997, 1998 and 1999, respectively. In 1997,
1998 and 1999, no single customer accounted for 10% or more of net sales.

(18) Supplementary Cash Flow Information

                                                      1997     1998     1999
                                                    -------- -------- --------
      Schedule of interest and income taxes paid
       (in thousands):
        Interest...................................   $6,945   $6,881  $ 6,633
        Income taxes, net of refunds received......    8,427    7,777   (3,052)

(19) Fair Value of Financial Instruments

   The carrying amount of cash equivalents and short-term debt approximates fair value due to the short maturity of those instruments.

   The fair value of long-term debt was estimated using discounted cash flows based on market interest rates for similar instruments and approximated $54.7 million compared to a carrying value of $54.6 million at August 31, 1999.

(20) Related-Party Transactions

 (a) Leases

   The Company leases office space and production facilities under operating leases from a major stockholder's trust or from entities related to this stockholder. These leases, which expire through the year 2004, may be adjusted periodically based on a percentage of the increase in the consumer price index. The Company is required to pay for all real estate taxes, utilities and other operating expenses. Rent expense for continuing operations relating to these agreements totaled $0.6 million, $0.9 million and $1.2 million for 1997, 1998 and 1999, respectively.

 (b) Service Agreement

   The Company allocated rental payments to Emplast, a previously owned company, totaling $0.5 million, $0.4 million and $0.3 million in 1997, 1998 and 1999, respectively. As of August 31, 1998 and 1999, Emplast owed the Company $0.7 million and $0.8 million and respectively, which are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

 (c) Note Payable

   The Company has a note payable to Marubeni, a minority stockholder. Interest expense related to this note totaled $0.5 million, $0.5 million and $0.4 million for 1997, 1998 and 1999, respectively.

 (d) Notes Receivable

   At August 31, 1999, the Company has a $0.8 million note receivable from a major stockholder trust which bears interest at 8.0% per year.

 (e) Debt Guarantees

   The Company guarantees a loan of a former officer and a major stockholder related to the Company's leased facility in Castle Rock, Colorado. This guarantee totaled $1.2 million and $1.6 million and at August 31, 1998 and 1999, respectively.

 (f) Sales to Minority Shareholder

   The Company sells products to Marubeni under normal business terms. Sales to Marubeni were $19.4 million, $18.0 million and $12.0 million in 1997, 1998 and 1999, respectively. At August 31, 1998 and 1999, the Company had a receivable from Marubeni totaling $0.8 million and $1.9 million, respectively, due under normal trade terms. In addition, in February 1997, Marubeni was granted an option to buy 214,942 shares of the Company's common stock with an exercise price of $5.19 per share. The grant was immediately vested and exercisable for ten years.

(21) Subsequent Events

   The accompanying consolidated financial statements reflect a 2-for-1 stock split of the Company's common stock to be effective prior to its initial public offering. The Company filed a registration statement with the Securities and Exchange Commission on March 31, 2000.

   In August 1999, the Company acquired the 10% minority interest in Fluoroware, GmbH resulting in 100% ownership of the entity for $0.4 million.

   In October 1999, the Company acquired the assets of a polymer machining business located in Upland, California for $2.7 million.

(22) Subsequent Events (Unaudited)

   In October 1999, the Company's Nippon Fluoroware K.K. subsidiary (NFKK) agreed to issue equity of $2.2 million and debt of $2.2 million in exchange for property and equipment. As a result, the Company's ownership percentage in NFKK decreased from 90.0% to 51.0%.

   In November 1999, the Company sold approximately 612,000 shares of its investment in Metron Technology N.V. (Metron) stock as part of Metron's initial public offering. As a result of the sale, the company received proceeds of $7.4 million and recognized a gain of $5.5 million. The Company's ownership percentage decreased from 32.8% to 20.8% as a result of the sale in the public offering. As a result of the initial public offering the value of the Company's investment increased and was reflected as an increase to retained earnings of $3.5 million. At February 28, 2000, the Company owned approximately 2.7 million shares of Metron with a market value of approximately $65.2 million.

   In February 2000, the Company acquired the 30% minority interest in Fluoroware Southeast Asia Pte Ltd. resulting in 100% of the entity for $0.7 million.

   In March 2000, the Company entered into an agreement with a related party to purchase certain real estate and personal property, which the Company currently leases from the related party (see Note 20(a)). The purchase price of the property, which was purchased on May 1, 2000, was $2.5 million.

   In March 2000, the Company's Board of Directors approved an increase in the Company's number of authorized common shares from 100,000,000 shares to 200,000,000 shares in conjunction with our 2-for-1 stock split.

   In March 2000, the Company's Board of Directors adopted, subject to shareholder approval, the Entegris, Inc. Employee Stock Purchase Plan (the
Plan). A total of 4,000,000 common shares were reserved for issuance under the Plan.

   At various dates subsequent to August 31, 1999, the Company granted options to purchase 1,396,000 common shares under the Entegris, Inc. 1999 Long-Term Incentive and Stock Option Plan. The exercise price of grants for 344,000 common shares will be equal to the finally determined offering price. The exercise prices for grants for 852,000 common shares and 200,000 common shares were equal to $4.21 per share and $6.25 per share, respectively. The Company intends to record compensation expense of $1.2 million for these grants based on the difference between the exercise price and the fair value on the date of grant of the common stock over the four-year vesting term of the options.

                                                                     SCHEDULE II

                                 ENTEGRIS, INC.

                       Valuation and Qualifying Accounts
                                 (In thousands)

                                                       Deductions
                               Balance at   Charged       from
                               beginning    to costs    reserves   Balance at
                               of period  and expenses    (1)     end of period
                               ---------- ------------ ---------- -------------
For the year ended August 31,
 1997:
  Allowance for doubtful
   receivables................   $1,524        404         439       $1,489
                                 ======      =====       =====       ======
  Inventory reserves..........   $2,001      4,225       3,371       $2,855
                                 ======      =====       =====       ======
For the year ended August 31,
 1998:
  Allowance for doubtful
   receivables................   $1,489         57         224       $1,322
                                 ======      =====       =====       ======
  Inventory reserves..........   $2,855      2,475       2,818       $2,512
                                 ======      =====       =====       ======
For the year ended August 31,
 1999:
  Allowance for doubtful
   receivables................   $1,322        213         330       $1,205
                                 ======      =====       =====       ======
  Inventory reserves..........   $2,512      2,701       2,043       $3,170
                                 ======      =====       =====       ======

--------
(1) Net of recoveries

   Advanced Manufacturing Capabilities

   Graphic of Globe depicting locations of sales offices and manufacturing

   [Photo of blow molding equipment with caption stating: Blow Molding]

   [Photo of injection molding equipment with caption stating: Injection
Molding]

   [Photo of roto molding equipment with caption stating: Roto Molding]

   [Photo of sheet lining equipment with caption stating: Sheet Lining]

   [Photo of assembly equipment with caption stating: Assembly Operations]

   [Photo of laboratory with caption stating: Materials Laboratory]

   Germany Japan Korea Malaysia
   California Colorado Minnesota Oregon Texas

   Worldwide Infrastructure

   [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               13,000,000 Shares

                               [LOGO OF ENTEGRIS]

                             ---------------------

                                   Prospectus

                                       , 2000

                             ---------------------

                         Banc of America Securities LLC

                          Donaldson, Lufkin & Jenrette

                              Salomon Smith Barney

                           U.S. Bancorp Piper Jaffray

   Until                 , 2000 (25 days after the date of this prospectus),
all dealers effecting transactions in the common shares, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the common shares being registered. All amounts are estimated, except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Filing Fee:

      SEC Registration Fee........................................... $   63,150
      NASD Filing Fee................................................     27,410
      Nasdaq National Market Filing Fee..............................     95,000
      Blue Sky Fees and Expenses.....................................     10,000
      Accounting Fees................................................    200,000
      Legal Fees and Expenses........................................    600,000
      Transfer Agent and Registrar Fees..............................      5,000
      Printing and Engraving.........................................    100,000
      ESOP Related Fees..............................................    160,000
      Miscellaneous..................................................     51,440
                                                                      ----------
      Total.......................................................... $1,312,000
                                                                      ==========

--------
*  To be supplied by amendment.
 None of the expenses will be borne by selling shareholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 302A.521 of the Minnesota Statutes requires Entegris to indemnify a person made or threatened to be made a party to a proceeding, by a reason of the former or present official capacity of the person with respect to Entegris, against judgment, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of Entegris, or in the case of performance by a director, officer, employee or agent of Entegris as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of Entegris. In addition, Section 302A.521, subd. 3 requires payment by Entegris, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

   Provisions regarding the indemnification of officers and directors of Entegris, to the extent permitted by Section 302A.521, are contained in Entegris' articles of incorporation and bylaws.

   Entegris maintains a policy of directors' and officers' liability insurance that insures Entegris' directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In conjunction with the effectiveness of the registration statement, Entegris plans to expand its coverage to include securities law claims.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Entegris pursuant to the foregoing provisions, Entegris has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   Since September 1, 1996, we have sold and issued the following unregistered securities (references to common shares reflect a 2-for-1 stock split to be effected prior to our initial public offering):

  (1) On June 7, 1999, we issued 59,999,958 common shares to former shareholders of Fluoroware and Empak as part of a consolidation in which Fluoroware and Empak became our wholly owned subsidiaries;

  (2) Between June 1999 and March 2000, we issued an aggregate of 1,554,350 shares as distributions to current or former participants of the ESOP; and

  (3) As of March 30, 2000, we had granted options to purchase an aggregate of 7,556,400 common shares to our employees, directors and consultants pursuant to our 1999 Long-Term Incentive and Stock Option Plan and our Outside Directors' Option Plan. Of these options, 244,748 shares have been cancelled without being exercised and 43,716 shares have been issued pursuant to stock option exercises.

  (4) The total options outstanding as of April 30, 2000 includes the following.

    . Grants made in April 2000 for the purchase of an aggregate of 28,000 common shares, at an exercise price to be equal to the finally determined offering price. In the event that Entegris does not complete an offering prior to July 15, 2000, the exercise price will be set at the fair value of the shares as of that date. The options vest over a four-year period. The deemed fair value of the underlying common stock at the date of grant is equal to $12.80 as determined by Entegris' Board of Directors.

    . Grants made in March 2000 for the purchase of an aggregate of 316,000 common shares, at an exercise price to be equal to the finally determined offering price. In the event that Entegris does not complete an offering prior to July 15, 2000, the exercise price will be set at the fair value of the shares as of that date. The options vest over a four-year period. The deemed fair value of the underlying common stock at the date of grant is equal to $12.00 as determined by Entegris' Board of Directors.

    . Grants made in March 2000 for the purchase of an aggregate of 200,000 common shares, at an exercise price equal to $6.25 per share. The options vest over a four-year period. The deemed fair value of the underlying common stock at the date of grant is equal to $12.00 as determined by Entegris' Board of Directors.

    . Grants made in September 1999 for the purchase of an aggregate of 852,000 common shares, at an exercise price equal to $4.21 per share. The options vest over a four-year period. The deemed fair value of the underlying common stock at the date of grant is equal to $3.44, as determined by the Company's Board of Directors based on an independent appraisal.

   The sale and issuance of securities in the transaction described in paragraph 1 above was deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) as a transaction not involving a public offering.

   The sales and issuances of securities in the transactions described in paragraph 2 and 3 above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 701.

   None of the transactions set forth in Item 15(a) involved underwritten offerings.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits

 Numbers                               Description
 -------                               -----------
  1.1**   Form of Underwriting Agreement
  3.1**   Articles of Incorporation of Entegris, Inc.
  3.2**   Bylaws of Entegris, Inc.
  3.3**   Audit Committee Charter of Entegris, Inc.
  4.1**   Specimen of Common Stock Certificate
  5.1**   Opinion of Dorsey & Whitney LLP
  9.1**   Form Shareholder Agreement for Fluoroware, Inc. Shareholders in
          relation to the consolidation of Fluoroware, Inc. and Empak, Inc. to form Entegris, Inc.
  9.2**   Form Shareholder Agreement for Empak, Inc. Shareholders in relation to the consolidation of Fluoroware, Inc. and Empak, Inc. to form
          Entegris, Inc.
 10.1**   Entegris, Inc. 1999 Long-Term Incentive and Stock Option Plan
 10.2**   Entegris, Inc. Outside Directors' Option Plan
 10.3**   Entegris, Inc. 2000 Employee Stock Purchase Plan
 10.4**   Entegris, Inc. Employee Stock Ownership Plan
 10.5**   Entegris, Inc. Pension Plan
 10.6**   Entegris, Inc. 401(k) Savings and Profit Sharing Plan
 10.7**   Employment Agreement between Delmer Jensen and Empak, Inc., dated as of January 1, 1999
 10.8**   Lease Agreement between Empak, Inc. and Fleninge Partnership, dated
          June 15, 1993
 10.9**   Lease Agreement between Empak, Inc. and Wayne C. Bongard, dated
          September 22, 1998
 10.10**  Amended and Restated Sublease Agreement between Empak, Inc. and
          Emplast, Inc., dated April 28, 1997
 10.11**  Real Estate Purchase and Sale Agreement between Fleninge Partnership and Entegris, Inc., dated March 15, 2000
 10.12**  Promissory Note between Wayne C. Bongard estate and Empak, Inc., dated April 15, 1999
 10.13**  Promissory Note between Fluoroware, Inc. and Dan Quernemoen, dated
          January 5, 1996
 10.14**  Guaranty between Empak, Inc. and First Bank National Association, dated March 1, 1994
 10.15**  Consolidation Agreement by and among Entegris, Inc., Fluoroware, Inc.
          and Empak, Inc., dated June 1, 1999
 10.16**  Distribution Agreement between Fluoroware, Inc. and Metron
          Semiconductors Europa B.V., dated July 6, 1995, as amended by
          Entegris, Inc., ISS Amendements to Metron/Fluoroware Distribution
          Contract, between Entegris, Inc. Integrated Shipping Systems and
          Metron Technology, Inc., dated October 22, 1999
 10.17**  Metron Semiconductors Europa B.V. Investor Rights Agreement dated
          July 6, 1995
 10.18**  U.S. Stocking Distributor Five-Year Agreement as of September 1, 1997
          between Fluoroware, Inc. and Kyser Company
 10.19+** STAT-PRO(R) 3000 and STAT-PRO(R) 3000E Purchase and Supply Agreement
          between Fluoroware, Inc. and Miller Waste Mills, d/b/a RTP Company,
          dated April 6, 1998

 Numbers                               Description
 -------                               -----------
 10.20**  Amended and Restated Distributorship Agreement by and among Entegris,
          Inc., Empak, Inc., Marubeni America Corporation and Marubeni
          Corporation, dated as of December 1, 1999
 10.21+** PFA Purchase and Supply Agreement by and between E.I. Du Pont De
          Nemours and Company and Fluoroware, Inc., dated January 7, 1999, which was made effective retroactively to November 1, 1998, and supplemented by the Assignment and Limited Amendment by and between the same parties and Entegris, Inc., dated as of September 24, 1999
 21.1**   Subsidiaries of the Company
 23.1**   Consent of Dorsey & Whitney LLP (Included in Exhibit 5.1)
 23.2     Consent of KPMG LLP
 23.3     Consent of Arthur Andersen LLP
 24.1**   Powers of Attorney (Included on signature page)
 27.1     Financial Data Schedule
 27.2     Financial Data Schedule
 27.3     Financial Data Schedule
 27.4     Financial Data Schedule

--------
**Previously Filed.
+ Confidential information has been omitted from these exhibits and filed separately with the SEC accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.

   Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of holders of certain long-term debt of Entegris are not filed, and in lieu thereof, Entegris agrees to furnish copies thereof to the SEC upon request.

   (b) Financial Statement Schedules

ITEM 17. UNDERTAKINGS

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURE

   Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf, by the undersigned, thereunto duly authorized, in the City of Minneapolis, County of Hennepin, State of Minnesota, on May 31, 2000.

                                          ENTEGRIS, INC.

                                                      /s/ Stan Geyer
                                          By: _________________________________
                                            Stan Geyer Chief Executive Officer

   In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement was signed by the following persons in the capacities indicated on May 31, 2000.

              Signature                         Title                Date

           /s/ Stan Geyer               President, Chief
-------------------------------------    Executive Officer       May 31, 2000
             Stan Geyer                  and Director
                                         (principal
                                         executive officer)

         /s/ John D. Villas             Chief Financial
-------------------------------------    Officer (principal      May 31, 2000
           John D. Villas                accounting and
                                         financial officer)

                  *                     Chairman of the
-------------------------------------    Board                   May 31, 2000
        Daniel R. Quernemoen

                  *                     Executive Vice
-------------------------------------    President, Chief        May 31, 2000
         James E. Dauwalter              Operating Officer
                                         and Director

                  *                     Vice Chairman,
-------------------------------------    Director                May 31, 2000
          James A. Bernards

                  *                     Director
-------------------------------------                            May 31, 2000
          Robert J. Boehlke

                  *                     Director
-------------------------------------                            May 31, 2000
          Roger D. McDaniel

                  *                     Director
-------------------------------------                            May 31, 2000
           Mark A. Bongard

                  *                     Director
-------------------------------------                            May 31, 2000
          Delmer H. Jensen

           /s/ Stan Geyer
*By: ________________________________
             Stan Geyer
          Attorney-in-Fact

                                 EXHIBIT INDEX

 Numbers                               Description
 -------                               -----------
  1.1**   Form of Underwriting Agreement
  3.1**   Articles of Incorporation of Entegris, Inc.
  3.2**   Bylaws of Entegris, Inc.
  3.3**   Audit Committee Charter of Entegris, Inc.
  4.1**   Specimen of Common Stock Certificate
  5.1**   Opinion of Dorsey & Whitney LLP
  9.1**   Form Shareholder Agreement for Fluoroware, Inc. Shareholders in
          relation to the consolidation of Fluoroware, Inc. and Empak, Inc. to form Entegris, Inc.
  9.2**   Form Shareholder Agreement for Empak, Inc. Shareholders in relation to the consolidation of Fluoroware, Inc. and Empak, Inc. to form
          Entegris, Inc.
 10.1**   Entegris, Inc. 1999 Long-Term Incentive and Stock Option Plan
 10.2**   Entegris, Inc. Outside Directors' Option Plan
 10.3**   Entegris, Inc. 2000 Employee Stock Purchase Plan
 10.4**   Entegris, Inc. Employee Stock Ownership Plan Trust Agreement
 10.5**   Entegris, Inc. Pension Plan Trust Agreement
 10.6**   Entegris, Inc. 401(k) Savings and Profit Sharing Plan
 10.7**   Employment Agreement between Delmer Jensen and Empak, Inc., dated as of January 1, 1999
 10.8**   Lease Agreement between Empak, Inc. and Fleninge Partnership, dated
          June 15, 1993
 10.9**   Lease Agreement between Empak, Inc. and Wayne C. Bongard, dated
          September 22, 1998
 10.10**  Amended and Restated Sublease Agreement between Empak, Inc. and
          Emplast, Inc., dated April 28, 1997
 10.11**  Real Estate Purchase and Sale Agreement between Fleninge Partnership and Entegris, Inc., dated March 15, 2000
 10.12**  Promissory Note between Wayne C. Bongard estate and Empak, Inc., dated April 15, 1999
 10.13**  Promissory Note between Fluoroware, Inc. and Dan Quernemoen, dated
          January 5, 1996
 10.14**  Guaranty between Empak, Inc. and First Bank National Association, dated March 1, 1994
 10.15**  Consolidation Agreement by and among Entegris, Inc., Fluoroware, Inc.
          and Empak, Inc., dated June 1, 1999
 10.16**  Distribution Agreement between Fluoroware, Inc. and Metron
          Semiconductors Europa B.V., dated July 6, 1995, as amended by
          Entegris, Inc., ISS Amendments to Metron/Fluoroware Distribution
          Contract, between Entegris, Inc. Integrated Shipping Systems and
          Metron Technology, Inc., dated October 22, 1999
 10.17**  Metron Semiconductors Europa B.V. Investor Rights Agreement dated
          July 6, 1995, as supplemented by the Indemnification Agreement, dated as of November 18, 1999
 10.18**  U.S. Stocking Distributor Five-Year Agreement as of September 1, 1997
          between Fluoroware, Inc. and Kyser Company
 10.19+** STAT-PRO(R) 3000 and STAT-PRO(R) 3000E Purchase and Supply Agreement
          between Fluoroware, Inc. and Miller Waste Mills, d/b/a RTP Company,
          dated April 6, 1998

 Numbers                               Description
 -------                               -----------
 10.20**  Amended and Restated Distributorship Agreement by and among Entegris,
          Inc., Empak, Inc., Marubeni America Corporation and Marubeni
          Corporation, dated as of December 1, 1999
 10.21+** PFA Purchase and Supply Agreement by and between E.I. Du Pont De
          Nemours and Company and Fluoroware, Inc., dated January 7, 1999, which was made effective retroactively to November 1, 1998, and supplemented by the Assignment and Limited Amendment by and between the same parties and Entegris, Inc., dated as of September 24, 1999
 21.1**   Subsidiaries of the Company
 23.1**   Consent of Dorsey & Whitney LLP (Included in Exhibit 5.1)
 23.2     Consent of KPMG LLP
 23.3     Consent of Arthur Andersen LLP
 24.1**   Powers of Attorney (Included on signature page)
 27.1     Financial Data Schedule
 27.2     Financial Data Schedule
 27.3     Financial Data Schedule
 27.4     Financial Data Schedule

--------
**Previously Filed
+ Confidential information has been omitted from these exhibits and filed separately with the SEC accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.